    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                                VIEWLOCITY, INC.

             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                 7372                                58-2494122
   (State or other Jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
   Incorporation or Organization)           Classification Code Number)              Identification Number)

                         ------------------------------

                               3475 PIEDMONT ROAD
                                   SUITE 1700
                             ATLANTA, GEORGIA 30305
                                 (404) 267-6400
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                         ------------------------------

                               MR. GREGORY CRONIN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                VIEWLOCITY, INC.
                         3475 PIEDMONT ROAD, SUITE 1700
                             ATLANTA, GEORGIA 30305
                                 (404) 267-6400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ------------------------------

                                   COPIES TO:

           DAVID M. CALHOUN, ESQ.                              JOHN J. KELLEY III, ESQ.
           BROOKS W. BINDER, ESQ.                                   KING & SPALDING
            BRANDY A. BAYER, ESQ.                                191 PEACHTREE STREET
      MORRIS, MANNING & MARTIN, L.L.P.                          ATLANTA, GEORGIA 30303
        1600 ATLANTA FINANCIAL CENTER                               (404) 572-4600
           3343 PEACHTREE ROAD, NE
         ATLANTA, GEORGIA 30326-1044
               (404) 233-7000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement is declared effective.

    If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                            AGGREGATE           AMOUNT OF REGISTRATION
                SECURITIES TO BE REGISTERED                      OFFERING PRICE (1)               FEE
Common stock, par value $.01 per share......................        $67,275,000                 $17,761

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 11, 2000

PROSPECTUS

                                          Shares

                                     [LOGO]

                                  Common Stock

    This is an initial public offering of common stock by Viewlocity, Inc. We
are selling          shares of common stock. We anticipate that the initial
public offering price will be between $    and $    per share.

                              -------------------

    Prior to this offering, there has been no public market for our common stock. We have applied to have the shares of our common stock listed for quotation on the Nasdaq National Market under the symbol VIEW.

                              -------------------

                                                              Per Share      Total
                                                              ---------   -----------
Initial public offering price...............................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to Viewlocity, before expenses.....................   $          $

    A selling stockholder has granted the underwriters an option for a period of
30 days to purchase up to         additional shares of common stock. We will not
receive any of the proceeds from any such sale of shares by the selling stockholder.

                              -------------------

         Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

                               -----------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

CHASE H&Q                                               BEAR, STEARNS & CO. INC.
                                 WIT SOUNDVIEW

            , 2000

[Artwork Depicted in Prospectus]

1.  Inside front page portrays the following:

    The title bar at the top of the page states: "A Comprehensive View Across All Your Trading Partners."

    In the center of the page is a screen shot from Viewlocity's
TradeSync-TM-Community Manager product, overlapped with a screen shot from Viewlocity's TradeSync-TM- Shipment Visibility product.

    In the bottom left of the page is a picture of a man using a notebook computer. Radiating outward below this picture are five pictures. The first picture on the left is a picture of a factory, above which is the text "ERP." Next is a picture of a train, above which is the text "Rail Tracking." Next is a picture of a warehouse with trucks at loading docks, above which is the text "Warehouse Systems." Next is a picture of a truck, above which is the text "Transportation Systems." The last picture is a picture of a man arranging products on shelves, above which is the text "Customer Systems." There are five arrows running from left to right underneath the five pictures. Below the pictures is the text "A New Internet-based Approach to Connecting Your Disparate Systems with Your Partners."

    In the bottom right corner of the page is the stylized Viewlocity logo.

2.  Inside front gate-fold portrays the following:

    The title bar at the top right of the page states "Viewlocity provides Supply Web Solutions."

    On the left side of the page are four connected hub-and-spoke diagrams, each consisting of a hub of two concentric circles with spokes radiating outward and circles attached to the spokes. In the center of the top hub-and-spoke diagram is a picture of a power plant. Above the diagram is the text "Manufacturer's e-Business Network." In the center of the left hub-and-spoke diagram is a picture of a warehouse. Underneath the diagram is the text "Procurement Exchanges." In the center of the right hub-and-spoke diagram is a picture of a person at a computer holding a credit card. Underneath the diagram is the text "E-tailer." In the center of the bottom hub-and-spoke diagram is the picture of a truck. Underneath the diagram is the text "Logistics Service Provider."

    On the right side of the page are five bullets of text. The first bullet states "Integrate diverse applications." The second bullet states "Simplify trading partner connectivity." The third bullet states "Monitor shared supply web activities." The fourth bullet states "Manage interactive business processes." The fifth bullet states "Enable corrective action in real-time."

    In the bottom right corner of the page is the stylized Viewlocity logo.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................       3

Risk Factors................................................       7

Forward-Looking Statements..................................      16

Use of Proceeds.............................................      16

Dividend Policy.............................................      16

Capitalization..............................................      17

Dilution....................................................      18

Selected Consolidated Financial Data........................      19

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      20

Business....................................................      33

Management..................................................      48

Related Party Transactions..................................      55

Principal and Selling Stockholders..........................      58

Description of Capital Stock................................      60

Shares Eligible for Future Sale.............................      63

Underwriting................................................      65

Legal Matters...............................................      67

Experts.....................................................      67

Where You Can Find More Information.........................      68

Index to Consolidated Financial Statements..................     F-1

                            ------------------------

    In this prospectus, "Viewlocity," "us," we" and "our" refer to Viewlocity, Inc. and its subsidiaries, unless the context otherwise requires.

    AMTRIX-REGISTERED TRADEMARK-, TRADESYNC-TM- AND VIEWLOCITY-TM- ARE OUR TRADEMARKS. THIS PROSPECTUS ALSO INCLUDES TRADEMARKS, SERVICE MARKS AND TRADE NAMES OF OTHER COMPANIES.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO, BEFORE MAKING AN INVESTMENT DECISION.

                                VIEWLOCITY, INC.

WHO WE ARE

    We are a leading global provider of e-business applications and integration software and services that enable e-business networks and synchronize supply webs. Our solutions for trading communities and e-business networks provide application integration, business-to-business integration and trading community management. In addition, our synchronization solutions provide for the automation of business processes and information flows between customers, suppliers and trading communities, and offer decision support applications for managing the flow of goods and services throughout the supply web.

    We believe that we are the first e-business network solutions provider to offer business value by combining integration applications with supply chain domain expertise and supply web applications. Our products and services integrate diverse platforms and applications, simplify the connection of trading partners to networks, monitor shared supply web activities and information, model and manage interactive business processes, and allow our customers to interpret and react in real time to events that could jeopardize shared operations. Our solutions enable our customers to create value by accelerating their time to market, increasing their market share and revenue opportunities, improving asset utilization, reducing inventory and logistics expenses and improving customer satisfaction.

    We believe our Internet-based supply web synchronization components provide a significant competitive advantage. Our solutions use monitoring and notification capabilities in combination with event-based business rules to provide trading partners with suggested responses to flagged events via early detection and automatic response to execution exceptions. We have implemented solutions that automate, extend and synchronize the supply web operations of multi-national consumer products companies, leading logistics service providers, online trading exchanges and e-business networks. As of June 30, 2000, we had over 1,000 customers worldwide with over 3,200 product implementations.

OUR MARKET

    As new business models emerge during the rapid evolution of Internet-based collaboration among businesses and the related formation of e-business networks, integration and synchronization become essential to this new environment. We believe that to remain competitive, e-business networks must fully synchronize their logistics operations with those of their trading partners. This increases the pressure placed upon all members of the extended supply web to integrate, automate and improve the efficiency of all supply web transactions. We believe that other providers do not offer a solution that combines business-to-business, or B2B, integration solutions with supply web logistics solutions. Our comprehensive solution provides components that synchronize the supply web to drive business value. A significant opportunity exists to provide companies with the ability to accelerate their time to market globally and to synchronize their supply webs, leveraging the full potential of the e-business network.

OUR STRATEGY

    Our strategy is to strengthen our position as a leading global provider of comprehensive solutions that integrate complex e-business networks. We intend to expand our e-business technology and application leadership. In addition, we intend to increase our supply chain domain expertise through research and development and additional personnel. Our sales strategy is to focus on selected high-growth, global markets, including third-party logistics, technology, consumer packaged goods, e-commerce and traditional retail and apparel. We intend to support and leverage our existing customers and to increase our visibility to prospective customers within their existing trading communities. We also will continue to pursue acquisitions and investments in complementary businesses that provide us with opportunities for enhanced product and service offerings, additional technology solutions and new distribution channels.

COMPANY INFORMATION

    We were incorporated in Delaware in February 1999. Prior to our incorporation, our business was a division of Frontec AB, a Swedish corporation publicly traded on the OM Stock Exchange (formerly the Stockholm Stock Exchange). Our company was formed with the existing assets and operations of Frontec AB's AMTrix software division.

    Our headquarters are located at 3475 Piedmont Road, Suite 1700, Atlanta, Georgia 30305, our telephone number is (404) 267-6400 and our web site address is WWW.VIEWLOCITY.COM. Information contained on our web site does not constitute part of this prospectus, and you should rely only on the information contained in this prospectus in deciding whether to invest in our common stock.

                                  THE OFFERING

Common stock offered by Viewlocity.................  shares

Common stock to be outstanding after this            shares
  offering.........................................

Use of proceeds....................................  For repayment of debt and general corporate purposes, including working capital, sales and
                                                     marketing, product development and potential
                                                     acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.............  VIEW

    The number of shares to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000, and does not include the following:

    - 5,213,890 common shares subject to options outstanding as of June 30, 2000, at a weighted average exercise price of $1.22 per share;

    - 595,750 common shares subject to warrants outstanding as of June 30, 2000, at a weighted average exercise price of $1.17 per share; and

    - 2,364,410 additional common shares reserved for issuance under our stock incentive plan and 2,500,000 common shares reserved for issuance under our employee stock purchase plan.

                              -------------------

    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS:

    - REFLECTS THE ISSUANCE OF AN ASSUMED AGGREGATE OF 5,411,745 SHARES OF OUR SERIES B CONVERTIBLE PREFERRED STOCK UPON THE CASHLESS EXERCISE OF OUTSTANDING WARRANTS, THE CONVERSION OF ALL OUTSTANDING SHARES OF OUR SERIES A, B, D AND E CONVERTIBLE PREFERRED STOCK INTO AN AGGREGATE OF 29,883,484 SHARES OF OUR COMMON STOCK, AND THE CONVERSION OF ALL OUTSTANDING SHARES OF OUR SERIES C CONVERTIBLE PREFERRED STOCK INTO AN ASSUMED 2,562,500 SHARES OF OUR COMMON STOCK, EACH OF WHICH WILL OCCUR IMMEDIATELY UPON THE COMPLETION OF THIS OFFERING;

    - REFLECTS THE AMENDMENT AND RESTATEMENT OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS, WHICH WILL OCCUR IMMEDIATELY BEFORE THE COMPLETION OF THIS OFFERING; AND

    - ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following is a summary of the consolidated financial data for our company. You should read this information together with the consolidated financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma consolidated balance sheet data below gives effect to the issuance of an assumed aggregate of 5,411,745 shares of our Series B convertible preferred stock upon the cashless exercise of outstanding warrants, the conversion of all outstanding shares of our Series A, B and D convertible preferred stock into an aggregate of 25,875,418 shares of our common stock, and the conversion of all outstanding shares of our Series C convertible preferred stock into an assumed 2,562,500 shares of our common stock, each of which will occur immediately upon the completion of this offering, as if the exercise and conversion occurred on March 31, 2000. The pro forma as adjusted consolidated balance sheet data summarized below also reflects the sale of the common stock in this offering after deducting underwriting discounts and estimated offering expenses payable by us.

                                                                                                  THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                              ------------------------------   -------------------
                                                                1997       1998       1999       1999       2000
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $11,694    $13,664    $ 19,448   $ 4,838    $  6,473

Gross profit................................................    7,430      7,325       8,264     2,936       3,304

Operating loss..............................................   (9,643)    (9,469)    (20,340)   (1,305)    (15,795)
                                                              -------    -------    --------   -------    --------
Net loss....................................................  $(9,661)   $(9,630)   $(20,413)  $(1,401)   $(15,746)
                                                              =======    =======    ========   =======    ========
Net loss per share:
  Basic and diluted.........................................  $ (0.28)   $ (0.28)   $  (0.60)  $ (0.04)   $  (0.51)
                                                              =======    =======    ========   =======    ========
  Weighted average shares used in computation...............   34,062     34,062      34,062    34,062      30,867
                                                              =======    =======    ========   =======    ========
Pro forma net loss per share (unaudited):
  Basic and diluted.........................................  $ (0.28)   $ (0.28)   $  (0.47)  $ (0.04)   $  (0.30)
                                                              =======    =======    ========   =======    ========
  Weighted average shares used in computation...............   34,062     34,062      43,858    35,676      53,238
                                                              =======    =======    ========   =======    ========

                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
                                                                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  6,923    $ 6,923
Working capital.............................................     3,036      3,036
Total assets................................................    26,247     26,247
Capital lease obligation, less current portion..............       968        968
Redeemable, convertible preferred stock.....................    41,999         --
Total stockholders' equity (deficit)........................   (30,571)    11,428

    This table does not include:

    - 5,730,949 common shares subject to outstanding options as of March 31, 2000, at a weighted average exercise price of $1.20 per share;

    - 595,750 common shares subject to outstanding warrants as of March 31, 2000, at a weighted average exercise price of $1.17 per share;

    - 266,702 additional common shares reserved for issuance under our stock incentive plan as of March 31, 2000; and

    - the issuance of 2,520,261 shares and 1,487,805 shares of Series E convertible preferred stock on April 18, 2000, and June 22, 2000, respectively, and the conversion of these shares into an aggregate of 4,008,066 shares of our common stock immediately upon completion of this offering.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS, AS WELL AS OTHER RISKS AND UNCERTAINTIES THAT ARE NOT YET IDENTIFIED OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL, MAY HARM OUR BUSINESS AND OPERATING RESULTS AND MAY RESULT IN A LOSS OF ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS AN INDEPENDENT COMPANY, IT MAY BE DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

    We have operated as an independent company since February 1999. Prior to February 1999, our business was conducted as a division of Frontec AB, a Swedish corporation publicly traded on the OM Stock Exchange (formerly the Stockholm Stock Exchange), and focused on traditional enterprise application integration, or EAI, software and services. Shortly after our formation as a separate entity, we retained a new management team and implemented a new business strategy focusing on the expansion of e-business solutions for trading communities. These changes have required that we adjust our business strategy, develop additional software products and hire additional employees. We cannot be certain that our new business strategy will be successful. You must consider our prospects in light of the risks, expenses and challenges we may encounter given our limited operating history as an independent company.

    Frontec AB historically provided us with shared functions and services such as accounting, legal and insurance. Since our separation from Frontec AB in February 1999, we have created the infrastructure to support our business on a stand-alone basis. Frontec AB has no obligation to assist us in the future, and if our financial, operational, administrative and other systems are not sufficient to support our business as an independent company, our business and operating results may be adversely affected.

WE HAVE NOT ACHIEVED PROFITABILITY TO DATE, WE EXPECT LOSSES IN THE FUTURE, AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

    We incurred operating losses of approximately $15.8 million in the three months ended March 31, 2000, and approximately $20.3 million, $9.5 million and $9.6 million in the years ended 1999, 1998 and 1997, respectively. As of March 31, 2000, we had an accumulated deficit of approximately $73.1 million. Since our formation as an independent company in February 1999, we have invested significantly in building our management team and attracting product designers, software architects and supply chain and logistics experts. We also have invested significantly in the development of our software products. We expect to continue to spend substantial financial and other resources on developing enhancements to our existing products, introducing new products and expanding our professional services, sales and marketing activities. As a result, we need to generate significant revenue to achieve and maintain profitability. If we fail to achieve profitability within the time frame expected by investors, it may adversely affect the market price of our common stock. We cannot assure you that we will be successful in achieving profitability.

WE HAVE NOT BEEN ABLE TO FUND OUR OPERATIONS FROM CASH GENERATED BY OUR BUSINESS, AND WE MAY NOT BE ABLE TO DO SO IN THE FUTURE.

    We have financed our operations to date principally through the private placement of shares of our convertible preferred stock. We believe that available cash and cash equivalents, including the net proceeds from our recent private placements of our convertible preferred stock, and the net proceeds from this offering, will be sufficient to meet our working capital needs and capital expenditures for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we do not generate sufficient cash from our business to fund operations or if we do not obtain additional capital through equity or debt financings, our growth may be limited. Our inability to grow as planned may reduce our chances of achieving profitability, which, in turn, may have an adverse effect on the market price of our common stock.

OUR FUTURE REVENUE IS UNPREDICTABLE, AND WE EXPECT OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE, WHICH MAY CAUSE OUR COMMON STOCK PRICE TO DECLINE.

    Our operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. In particular, we derive a significant portion of our revenue in each quarter from a limited number of customers that have relatively large orders and from a limited number of companies that resell our products. The delay or failure to complete sales in a particular quarter could reduce our revenue in that quarter and subsequent quarters over which revenue from such sales likely would be recognized. In addition, because our revenue from implementation, maintenance and training services correlates with our license revenue, a decline in license revenue may cause a decline in our services revenue in the same quarter or in subsequent quarters. Because our operating results are volatile and difficult to predict, we believe that comparisons of our quarterly operating results are not a good indication of our future performance. Factors that may harm our business or cause our operating results to fluctuate include the following:

    - the market acceptance of, and demand for, our products and professional services;

    - any flexible pricing structure that we may adopt, including equity investments in our customers and recurring revenue models, in lieu of our typical license fees;

    - the length of our sales cycle, as well as timing, amount and recognition of payments from customers;

    - our ability to market new products and enhancements of current products and professional services to existing customers;

    - the revenue mix of our products and professional services;

    - the amount and timing of our operating costs and capital expenditures;

    - seasonality in the sales of our products and professional services, which may differ in our markets; and

    - the number, timing and significance of product enhancements and new product introductions by competitors.

    Any change in one or more of these factors, as well as others, may cause our annual or quarterly operating results to fluctuate, which, in turn, may cause the market price of our common stock to decline.

WE DEPEND ON OUR AMTRIX PRODUCT OFFERING FOR SUBSTANTIALLY ALL OF OUR REVENUE.

    We currently derive substantially all of our revenue from the sale of our AMTrix product offering and related professional services. We expect revenue from this product offering to continue to account for a significant portion of our revenue for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for our AMTrix product offering, such as competition and technological change, may harm our business and operating results.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO ENHANCE OUR EXISTING PRODUCTS, TO DEVELOP NEW PRODUCTS AND TO PROMOTE OUR PROFESSIONAL SERVICES.

    To be competitive, we must successfully introduce product enhancements, develop new products and promote our professional services. Although we are able to leverage our traditional integration solutions, our e-business integration software and supply web synchronization applications are in their early stages and continue to evolve. Our failure to develop and introduce new products and enhancements and promote our professional services may have an adverse effect on our business and operating results. The emerging nature of the market for e-business integration software and supply web synchronization applications and evolving customer needs requires that we continually improve the performance, features and reliability of our products, as well as introduce new products. Any delays or failure to successfully develop market-accepted solutions may negatively affect our business and operating results.

WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES.

    The market for B2B integration solutions is highly competitive, and we expect competition to increase in the future. Many of our current and potential competitors have substantially greater financial, technical, marketing, distribution and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, industry standards or customer requirements. In addition, many of our competitors have a greater presence in the U.S. market than we do.

    We currently compete with EAI software vendors and with third-party software companies that develop and license electronic data interchange, or EDI, formats and communications applications. We also compete with traditional supply chain, enterprise resource planning and transportation management system software vendors. In addition, in-house information technology, or IT, departments may adopt a proprietary standard that is inoperable with our solution or makes our solution obsolete. We expect that additional competitors will enter the market with competing products as the size and visibility of the market opportunity increases.

    Increased competition may result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance. In addition, new technologies will likely increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. As a result of these and other factors, we may not be able to compete effectively with current or future competitors, which may adversely affect our business and operating results.

WE RELY ON STRATEGIC RELATIONSHIPS TO IMPLEMENT AND MARKET OUR SOFTWARE PRODUCTS, AND IF THESE RELATIONSHIPS END, OUR BUSINESS MAY BE HARMED.

    We have entered into relationships with third-party systems integrators, component assembly partners, hardware platform and software applications developers, service providers, value-added resellers and alliance partners. We have derived, and anticipate that we will continue to derive, a significant portion of our revenue from customers that purchase products or services from entities with which we have strategic relationships. In most cases, these entities refer customers to us, and we enter into license agreements directly with the customers. Our future growth will be limited if we fail to work effectively with or increase the number of these entities.

    In addition, entities with which we have strategic relationships are not required to market or promote our products and generally are not restricted from working with competing software companies. Accordingly, our success in this marketing channel will depend on the willingness and ability of these third parties to devote sufficient resources and efforts to marketing our line of products rather than the products of others. If these relationships end, we will have to devote substantially more resources to the distribution, sales and marketing, implementation and support of our products than we would otherwise, and our efforts may not be as effective as those of our partners, which may harm our business and operating results. We have in the past and may in the future choose to enter into strategic relationships that contain non-competition provisions. Any such provisions may adversely affect our ability to effectively conduct our business.

WE DEPEND ON TECHNOLOGY LICENSED FROM THIRD PARTIES FOR USE IN OUR PRODUCTS, AND IF WE LOSE ACCESS TO THESE TECHNOLOGIES, OUR BUSINESS MAY BE HARMED.

    We license from third parties certain technologies that are incorporated into our products. Any significant interruption in the supply or support of any licensed software may adversely affect our sales, unless we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria may harm our business and operating results.

    If we lose access to these technologies, we may experience delays in developing and introducing new products and enhancements to our existing products while attempting to develop or access suitable replacement technology, which we may not be able to develop or access. Any delays may adversely affect our business and operating results. In light of the rapidly evolving nature of our industry and our strategy to pursue strategic relationships and alliances, we believe that we will need to continue to rely on technology from third-party vendors who may also be competitors. There is no assurance that technology from these vendors will continue to be available to us on commercially reasonable terms, if at all.

IF OUR PRODUCTS CONTAIN ERRORS, WE MAY LOSE CUSTOMERS AND REVENUE.

    Our software products are complex and may contain undetected errors, or bugs, that result in product failures. The occurrence of errors may result in a loss of or delay in revenue, loss of market share, failure to achieve market acceptance, increased product development costs, diversion of development resources, injury to our reputation or damage to our efforts to build brand awareness.

    We also may be subject to product liability claims relating to our customers' critical business operations. Many of our supply web software applications are critical to the operations of our customers' businesses. Any failure in a customer's supply web network may result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we maintain general liability insurance, we cannot assure you that such coverage will continue to be available on reasonable terms or will be adequate to indemnify us for all liability that may be imposed on us.

OUR INTERNATIONAL OPERATIONS PRODUCE A MAJORITY OF OUR REVENUES AND ARE SUBJECT TO SPECIAL RISKS AND UNCERTAINTIES, WHICH MAY NEGATIVELY AFFECT OUR BUSINESS.

    We have in the past and will in the future derive a significant portion of our revenue from international operations. Although we have significant experience with international operations and the localization of our products for foreign markets, our international operations require significant management attention and financial resources and are subject to a number of risks and uncertainties, including:

    - the costs and complexity of staffing and managing widely dispersed foreign operations, including the ability to identify, attract and retain qualified managers and sales personnel;

    - the need to maintain and establish new relationships with third-party systems integrators and services, distribution and marketing partners and the performance of these partners in selling our products;

    - the costs and complexity of localizing products for foreign markets, such as the development of multilingual capabilities in our products;

    - changes in regulatory requirements of foreign countries and regional authorities;

    - legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers;

    - reduced protection of intellectual property in some countries;

    - increased difficulty in collecting delinquent or unpaid accounts in some countries;

    - fluctuations in the value of the U.S. dollar relative to the currencies of other countries;

    - potentially adverse tax consequences; and

    - political and economic instability.

    Any of these factors, as well as others, may impair our ability to expand our international operations in these markets or to generate significant revenues from those markets in which we operate.

WE MAY EXPERIENCE LOST OR DELAYED SALES IF OUR SALES CYCLES LENGTHEN, WHICH MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

    Our products are complex and often involve significant investment decisions by prospective customers. Accordingly, the license of our products requires us to engage in a lengthy sales cycle and to provide a significant level of education to prospective customers regarding the use and benefits of our products. The purchase of our products by our customers for deployment within their organizations typically involves a significant commitment of customers' capital and resources, and is therefore subject to delays that are beyond our control, such as our customers' internal procedures to approve large capital expenditures, budgetary constraints and the testing and acceptance of new technologies that affect key operations, among other factors. The decision-making process also can be impacted by the sales practices of, and product introductions by, our competitors. We cannot assure you that we will be able to shorten our sales cycles or prevent our sales cycles from lengthening. Any delay or loss in sales of our products may adversely affect our business and operating results.

WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS IN RECENT PERIODS, AND WE MAY NOT BE ABLE TO MANAGE OUR FUTURE GROWTH SUCCESSFULLY.

    Our ability to successfully offer software and professional services and implement our strategy in a rapidly evolving market requires effective planning and management. We have increased, and plan to continue increasing, the scope of our operations at a rapid rate. The number of people we employ has grown and will continue to grow substantially. As of June 30, 2000, we had a total of 420 employees compared to 240 employees as of December 31, 1999. Future expansion efforts may be expensive and strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. If we do not manage growth properly, it may harm our business and operating results.

WE MAY HAVE DIFFICULTY IDENTIFYING ACQUISITIONS AND INTEGRATING THEM INTO OUR BUSINESS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

    We have engaged, and may from time to time in the future engage, in acquisitions of companies with complementary products and professional services or for other purposes. Any past or future acquisitions may expose us to increased risks, including those associated with the assimilation of new operations, technologies and personnel and the diversion of financial and management resources from existing operations. In addition, we cannot assure you that we will be able to generate sufficient revenue from any such acquisition to offset associated acquisition costs, or that we will be able to maintain uniform standards of quality, service and controls, which may result in the impairment of relationships with customers, employees and new personnel. Certain acquisitions also may result in additional stock issuances that may adversely affect the price of our common stock.

IF WE LOSE THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE AND EXPAND OUR BUSINESS.

    We are dependent on the continued services and performance of our senior management and other key personnel. The loss of any of our key personnel may have an adverse effect on our business and operating results.

    Our future success also will depend on our ability to identify, hire, train, retain and motivate additional highly skilled technical, managerial, marketing, professional services and customer service personnel. We are investing significant resources to substantially increase the size of our sales force and business development teams, as well as adding personnel in other areas. Competition for such personnel, particularly in the technology industry, is intense, and we cannot assure you that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel in the future. As our sales increase, we must be able to hire and train more systems implementation professionals to implement the applications sold. Training and education is costly and can drain management resources. To meet our needs for professional services personnel, we will continue to use third-party consultants, which are generally more costly. We cannot assure you that we will be able to manage our personnel needs successfully or to engage, train and retain qualified third-party implementation providers. Any failure to do so may have an adverse effect on the quality of our products and technology, our ability to retain customers and key personnel, our business and our operating results.

                         RISKS RELATED TO OUR INDUSTRY

OUR OPERATING RESULTS DEPEND ON THE CONTINUED USE OF THE INTERNET AND THE DEVELOPING MARKET FOR B2B INTEGRATION SOLUTIONS, INCLUDING INTERNET-BASED SUPPLY WEB SOFTWARE APPLICATIONS.

    We depend on the increased acceptance and use of the Internet as a medium for B2B e-commerce and for the development of trading communities and the adoption by businesses of B2B integration and supply web synchronization solutions. Rapid growth in the use of the Internet is a recent occurrence. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Businesses are just beginning to seek solutions for integrating and synchronizing with their trading partners, and concerns about the security, reliability and quality of services delivered over the Internet may inhibit the growth of our market. Our future operating results depend on the development and growth of the market for B2B integration solutions, including Internet-based supply web software applications. We have spent, and intend to continue to spend, considerable resources educating potential customers and indirect channel partners about our products. However, we cannot assure you that such expenditures will enable our products to achieve or maintain any significant degree of market acceptance. If the market for B2B integration solutions, including Internet-based supply web software applications, fails to grow at the rate that we anticipate, our business and operating results may be harmed.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

    Our success depends in large part on our proprietary technology. We rely on a combination of trademarks, copyrights, service marks, trade dress, trade secrets, non-disclosure agreements and similar intellectual property measures to protect our proprietary technology. We license rather than sell our solutions and require our customers to enter into license agreements that impose restrictions on their ability to use our software. We currently have patent rights pending in many countries throughout the world. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as our software and other confidential information, trademarks and copyrighted material, to third parties. Additionally, certain customers currently use our AMTrix product without a written license agreement. While we try to ensure that the quality of our brand is maintained by all of our licensees, we cannot assure you that such licensees will not take actions that adversely affect the value of our proprietary rights or reputation.

    We have registered certain trademarks and have other trademark registrations pending in the U.S. and foreign jurisdictions. The trademarks that we currently use have not been registered in all the countries in which we do business and may never be registered in all such countries. We cannot assure you that our efforts to register our marks will be successful or that our use of these marks will not result in liability for trademark infringement, trademark dilution or unfair competition.

    We cannot assure you that all of the steps taken by us to protect our proprietary rights in the U.S. or abroad will be adequate. Further, we cannot assure you that third parties will not infringe or misappropriate our proprietary rights or reverse engineer or obtain and use information that we regard as proprietary. Any infringement, misappropriation or other actions regarding our proprietary rights may adversely affect our business and operating results. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S. We also cannot assure you that competing companies will not independently develop technology similar or superior to our proprietary technology. Further, through acquisitions of third parties, we have acquired and may in the future acquire technology that is subject to the same risks as technology we develop.

INTELLECTUAL PROPERTY CLAIMS AGAINST US MAY BE COSTLY AND IMPAIR OUR BUSINESS.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. We cannot predict whether third parties will assert claims of infringement against us, or whether any future assertions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays, any of which could adversely impact our business and operating results. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, if at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or to license the infringed or similar technology on a timely basis, our business and operating results may be adversely affected.

    In addition, although we are generally indemnified if a third-party vendor's technology infringes the proprietary rights of others, such indemnification is not always available for all types of intellectual property rights. In some cases, the scope of our indemnification is limited and the third parties providing such indemnification are not always capitalized sufficiently to fully indemnify us. We cannot assure you that infringement claims arising from using third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Such claims, even if not meritorious, may cause us to spend significant financial and managerial resources and incur product redevelopment costs and delays, all of which may adversely affect our business and operating results.

INCREASED SECURITY RISKS OF E-BUSINESS MAY DETER FUTURE USE OF OUR SOFTWARE AND SERVICES.

    A fundamental requirement of conducting B2B e-commerce is the secure transmission of confidential information over public and private networks. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the security features used by our customers and their business partners to protect content and transactions on Internet e-commerce marketplaces or proprietary information in our customers' and their business partners' databases. Anyone who is able to circumvent security measures may misappropriate confidential information or cause interruptions in our customers' and their business partners' operations. Our customers and their business partners may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our solutions. Further, a well publicized compromise of security may deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our customers to prevent security breaches, or well publicized security breaches affecting the Internet in general, may harm our business and operating results.

INTERNET-RELATED LAWS COULD LIMIT THE MARKET FOR OUR SOFTWARE.

    Regulation of the Internet is largely unsettled and in the early stages. The adoption of laws or regulations that increase the costs or administrative burdens of doing business using the Internet may cause companies to seek an alternative means of transacting business. If the adoption of new Internet laws or regulations causes companies to seek alternative methods for conducting business, the demand for our solutions may decrease and our business and operating results may be adversely affected.

                         RISKS RELATED TO THIS OFFERING

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THIS OFFERING, AND AS A RESULT, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    Prior to the offering, there has been no public market for our common stock. We have applied to have our common stock listed for quotation on the Nasdaq National Market. We do not know how our common stock will trade in the future. The initial public offering price will be determined through negotiations between us and representatives of the underwriters, and that price may not be indicative of prices that will prevail in the trading market. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in our revenue and operating results;

    - changes in expectations as to our future financial performance or ability to achieve estimates of securities analysts;

    - the operating and stock price performance of other comparable companies;

    - announcements by us or our competitors of significant contracts, acquisitions, strategic relationships or capital commitments; and

    - additions or departures of key personnel.

    The stock market in general, and the market for technology-related stocks in particular, has experienced dramatic price and volume fluctuations from time to time. These fluctuations may or may not be based upon any business or operating results. Our common stock may experience similar or even more dramatic price and volume fluctuations that may continue indefinitely.

    In addition, securities litigation has often been brought against a company following a decline in the market price of its common stock. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation may result in substantial costs, divert management's attention and resources and harm our business and operating results.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS WILL RETAIN SUBSTANTIAL CONTROL OVER US AFTER THIS OFFERING.

    Upon the closing of this offering, our executive officers, directors and 5% or more stockholders, and their affiliates, will, in the aggregate, own
approximately    % of our outstanding common stock. As a result, such persons, acting together, will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. Accordingly, such concentration of ownership may have the effect of delaying or preventing a transaction that would result in a change in control, even if such a transaction would be beneficial to our other stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in the future. The market price for our common stock may decline as a result of sales of large numbers of shares of our common stock in the market following this offering, or the perception that such sales may occur. These sales may make it more difficult to sell securities in the future at a time and price we may deem appropriate.

    The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under some agreements that our stockholders have entered into with the underwriters. Those agreements restrict our stockholders, other than Frontec AB, the selling stockholder, from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus, without the prior written consent of Chase Securities Inc. The agreement with

Frontec AB provides for similar restrictions, except that it will expire
270 days after the date of this prospectus. However, Chase Securities Inc. may, in its sole discretion, release all or any portion of the common stock from the restrictions of these agreements. Further, Frontec AB has granted the
underwriters an option for a period of 30 days to purchase up to       shares of
our common stock. The following table indicates approximately when the 64,931,360 shares of our common stock that are not being sold in the offering but that will be outstanding when this offering is complete will be eligible for sale into the public market:

                                                              ELIGIBILITY OF RESTRICTED
                                                                 SHARES FOR SALE IN
                                                                    PUBLIC MARKET
                                                              -------------------------
On the date of this prospectus..............................                  --
180 days after the date of this prospectus..................          23,219,869
Thereafter upon expiration of one year holding periods......          15,800,444
270 days after the date of this prospectus..................          25,911,047

    We have an agreement with the holders of an aggregate of 30,427,234 shares of our common stock, including shares issuable upon conversion of outstanding convertible securities and warrants, that gives them the right to require us to register their shares of common stock for resale under the Securities Act of 1933. The exercise of these registration rights will cause the registered shares to become eligible for sale. The sale of a large number of these shares, or the possibility that such sales may occur, may adversely affect the market price of our common stock. For more information, see "Shares Eligible for Future Sale."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE SHARES YOU PURCHASE.

    If you purchase shares of common stock in this offering, you will experience
immediate and substantial dilution of $     per share, based on an initial
public offering price of $ per share. This dilution is in large part because our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock or convertible preferred stock. You will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase our common stock.

WE WILL RETAIN BROAD DISCRETION IN USING THE NET PROCEEDS FROM THIS OFFERING, AND WE MAY SPEND A SUBSTANTIAL PORTION IN A WAY IN WHICH YOU DO NOT AGREE.

    We will retain broad discretion over the application of the net proceeds from this offering, as well as the timing of our expenditures. We may apply the net proceeds from this offering in a way that may vary substantially from our current intentions or in a manner with which you do not agree. For more information, see "Use of Proceeds."

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS WHICH MAY DELAY OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

    Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

    - establishing a classified board of directors requiring that not all members of the board may be elected at one time;

    - authorizing the issuance of preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

    - limiting the ability of stockholders to call special meetings of stockholders;

    - prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may delay or prevent a change in control of our company. For more information, see "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

    Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions, and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "may," "will," "believe," "seek," "could," "would," "should," "might," "estimate" and similar expressions are generally intended to identify forward-looking statements. These statements are only predictions. Because these forward-looking statements involve risks and uncertainties, there are important factors that may cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors" and other factors identified by cautionary language used elsewhere in this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

    We expect to receive net proceeds of approximately $        million from the
sale of      shares of common stock, assuming a public offering price of $
per share and after deducting underwriting discounts and commissions of $
million and estimated expenses of approximately $     million. We will not
receive any of the proceeds from the sale of shares by the selling stockholder pursuant to the over-allotment option.

    After we repay the outstanding balance of a bank loan of approximately
$2.5 million, we intend to use the remaining net proceeds primarily for working capital and other general corporate purposes, including funding product development and expanding our sales and marketing capabilities. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses. The bank loan matures on November 25, 2000 and bears interest at the bank's prime rate plus 2% per annum, which interest was 11.5% as of June 30, 2000. The amount of net proceeds that we actually expend for working capital purposes will vary significantly depending on a number of factors, including our future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts. We will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. The terms of our existing bank loan agreement prohibit us from paying dividends.

                                 CAPITALIZATION

    The following table describes our capitalization as of March 31, 2000:

    - on an actual basis;

    - on a pro forma basis to reflect the issuance of an assumed aggregate of 5,411,745 shares of our Series B convertible preferred stock upon the cashless exercise of outstanding warrants, the conversion of all outstanding shares of our Series A, B and D convertible preferred stock into an aggregate of 25,875,418 shares of our common stock and the conversion of all outstanding shares of our Series C convertible preferred stock into an assumed 2,562,500 shares of our common stock, each of which will occur immediately upon the completion of this offering, as if the exercise and conversion occurred on March 31, 2000; and

    - on a pro forma as adjusted basis to further reflect the sale of the shares
      of our common stock in this offering at an assumed price of $     per
      share and our receipt of the estimated net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses that we expect to pay in connection with this offering.

    You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information in this prospectus.

                                                                         MARCH 31, 2000
                                                              -------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              ---------   ----------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                           (UNAUDITED)
Capital lease obligation, less current portion..............  $    968     $    968      $    968
Redeemable, convertible preferred stock:
  Series A convertible preferred stock: $.01 par value per
    share; 10,000 shares authorized, issued and outstanding
    (actual); no shares issued and outstanding (pro forma
    and pro forma as adjusted)..............................    14,153           --            --
  Series B convertible preferred stock: $.01 par value per
    share; 7,005 shares authorized; no shares issued and
    outstanding (actual, pro forma and pro forma as
    adjusted)...............................................        --           --            --
  Series D convertible preferred stock: $.01 par value per
    share; 13,270 shares authorized; 10,464 shares issued
    and outstanding (actual); no shares issued and
    outstanding (pro forma and pro forma as adjusted).......    27,846           --            --
                                                              --------     --------      --------
                                                                41,999           --            --
                                                              --------     --------      --------
Stockholders' equity (deficit):
  Series C convertible preferred stock: $.01 par value per
    share; 2 shares authorized, issued and outstanding
    (actual); no shares issued and outstanding (pro forma
    and pro forma as adjusted)..............................        --           --            --
  Common stock: $.01 par value per share; 75,000 shares
    authorized; 36,064 shares issued and outstanding
    (actual); 64,502 shares issued and outstanding (pro
    forma);      shares issued and outstanding (pro forma as
    adjusted)...............................................       361          645
  Additional paid in capital................................    48,439       90,154
  Treasury stock: 3,998 shares held in treasury.............       (40)         (40)          (40)
  Notes receivable from stockholders........................    (6,817)      (6,817)       (6,817)
  Deferred compensation.....................................      (848)        (848)         (848)
  Retained earnings (deficit)...............................   (73,064)     (73,064)      (73,064)
  Accumulated other comprehensive income....................     1,398        1,398         1,398
                                                              --------     --------      --------
    Total stockholders' equity (deficit)....................   (30,571)      11,428
                                                              --------     --------      --------
      Total capitalization..................................  $ 12,396     $ 12,396      $
                                                              ========     ========      ========

    This table does not include:

    - 5,730,949 common shares subject to outstanding options as of March 31, 2000, at a weighted average exercise price of $1.20 per share;

    - 595,750 common shares subject to outstanding warrants as of March 31, 2000, at a weighted average exercise price of $1.17 per share;

    - 266,702 additional common shares reserved for issuance under our stock incentive plan as of March 31, 2000; and

    - the issuance of 2,520,261 shares and 1,487,805 shares of Series E convertible preferred stock on April 18, 2000, and June 22, 2000, respectively, and the conversion of such shares into an aggregate of 4,008,066 common shares of our common stock immediately upon completion of this offering.

                                    DILUTION

    Our pro forma net tangible book value as of March 31, 2000, was $5.8 million, or $.10 per share of common stock. We have calculated this amount by:

    - subtracting our total liabilities from our pro forma total tangible assets; and

    - then dividing the difference by the total pro forma number of shares of common stock outstanding, including the number of shares of common stock that will be issued upon the conversion of our convertible preferred stock upon completion of this offering, not including the 4,008,066 shares of common stock that will be issued upon the conversion of our Series E convertible preferred stock upon completion of this offering.

    If we give effect to our sale of            shares of common stock in this
offering at the assumed initial public offering price of $ per share, our adjusted pro forma net tangible book value as of March 31, 2000, would have been
$     million, or $     per share. This amount represents an immediate increase
in pro forma net tangible book value of $     per share to existing stockholders
and an immediate dilution of $        per share to new investors. The following
table illustrates this per share dilution:

Assumed initial public offering price per share.............              $
  Pro forma net tangible book value as of March 31, 2000....   $
  Pro forma increase in net tangible book value attributable
    to this offering........................................   $
                                                               ------
  Pro forma net tangible book value after this offering.....              $
                                                                          ------
Dilution to new investors...................................              $
                                                                          ======

    The following table summarizes, on the pro forma basis discussed above, as of March 31, 2000, the total number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders and to be paid by new investors in this offering before deducting estimated underwriting discounts and offering expenses:

                                          SHARES PURCHASED       TOTAL CONSIDERATION
                                        ---------------------   ----------------------   AVERAGE PRICE
                                          NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                        ----------   --------   -----------   --------   -------------
Existing stockholders.................                                                       $
New investors.........................
                                        ----------              -----------
  Total...............................                100.0%    $              100.0%
                                        ==========    =====     ===========    =====

    If the underwriters exercise their over-allotment option in full, the number
of shares held by existing stockholders will decrease to            , or   % of
the total shares outstanding, and the number of shares held by new investors
will increase to            , or   % of the total shares outstanding.

    The above computations do not include:

    - 5,730,949 common shares subject to outstanding options as of March 31, 2000, at a weighted average exercise price of $1.20 per share;

    - 595,750 common shares subject to outstanding warrants as of March 31, 2000, at a weighted average exercise price of $1.17 per share;

    - 266,702 additional common shares reserved for issuance under our stock incentive plan as of March 31, 2000; and

    - the issuance of 2,520,261 shares and 1,487,805 shares of Series E convertible preferred stock on April 18, 2000, and June 22, 2000, respectively, and the conversion of such shares into an aggregate of 4,008,066 common shares of our common stock immediately upon completion of this offering.

    From March 31, 2000, through June 30, 2000, options were exercised to purchase an aggregate of 423,938 shares of common stock. If any additional options and warrants are exercised, investors will experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP. The consolidated statements of operations data for the year ended December 31, 1996, and the three months ended March 31, 1999 and 2000, and the consolidated balance sheet at March 31, 2000, are derived from unaudited, consolidated financial statements. The unaudited consolidated statements of operations for the three months ended March 31, 1999, and 2000, and the unaudited balance sheet at March 31, 2000, are included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future. Prior to February 1999, Frontec AB operated our business as a division of its operations.

                                                                                                                THREE MONTHS
                                                                                                                    ENDED
                                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                              --------------------------------------------   -------------------
                                                                 1996         1997       1998       1999       1999       2000
                                                              -----------   --------   --------   --------   --------   --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                              (UNAUDITED)                                        (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Licenses..................................................   $  4,034     $ 6,522    $ 6,767    $  8,849   $ 2,246    $  3,439
  Support...................................................      1,360       1,609      2,024       2,991       685         988
  Services..................................................      2,560       3,563      4,873       7,608     1,907       2,046
                                                               --------     -------    -------    --------   -------    --------
    Total revenue:..........................................      7,954      11,694     13,664      19,448     4,838       6,473
Cost of revenue:
  Licenses..................................................        130         162        362       1,024       161         155
  Support and services......................................      3,219       4,102      5,977      10,160     1,741       3,014
                                                               --------     -------    -------    --------   -------    --------
    Total cost of revenue:..................................      3,349       4,264      6,339      11,184     1,902       3,169
Gross profit................................................      4,605       7,430      7,325       8,264     2,936       3,304
Operating expenses:
  Sales and marketing.......................................      6,998       8,199      8,208      14,580     2,277       6,350
  Research and development..................................      3,578       3,132      2,784       4,045       634       3,611
  General and administrative................................      4,071       4,986      4,741       8,891     1,111       2,423
  Purchased research and development........................         --          --         --          --        --       5,200
  Deferred compensation expense.............................         --          --         --          --        --         914
  Depreciation and amortization.............................        427         756      1,061       1,088       219         601
                                                               --------     -------    -------    --------   -------    --------
    Total operating expenses................................     15,074      17,073     16,794      28,604     4,241      19,099
Operating loss..............................................    (10,469)     (9,643)    (9,469)    (20,340)   (1,305)    (15,795)
Other income (expense), net.................................       (104)        226       (206)         21       (78)         79
                                                               --------     -------    -------    --------   -------    --------
Loss before provision (benefit) for income taxes............    (10,573)     (9,417)    (9,675)    (20,319)   (1,383)    (15,716)
Provision (benefit) for income taxes........................          6         244        (45)         94        18          30
                                                               --------     -------    -------    --------   -------    --------
Net loss....................................................   $(10,579)    $(9,661)   $(9,630)   $(20,413)  $(1,401)   $(15,746)
                                                               ========     =======    =======    ========   =======    ========
Net loss per share:
  Basic and diluted.........................................   $  (0.31)    $ (0.28)   $ (0.28)   $  (0.60)  $ (0.04)   $  (0.51)
                                                               ========     =======    =======    ========   =======    ========
  Weighted average shares used in computation...............     34,062      34,062     34,062      34,062    34,062      30,867
                                                               ========     =======    =======    ========   =======    ========
Pro forma net loss per share (unaudited):
  Basic and diluted.........................................   $  (0.31)    $ (0.28)   $ (0.28)   $  (0.47)  $ (0.04)   $  (0.30)
                                                               ========     =======    =======    ========   =======    ========
  Weighted average shares used in computation...............     34,062      34,062     34,062      43,858    35,676      53,238
                                                               ========     =======    =======    ========   =======    ========

                                                                       DECEMBER 31,
                                                              ------------------------------    MARCH 31,
                                                                1997       1998       1999        2000
                                                              --------   --------   --------   -----------
                                                                             (IN THOUSANDS)
                                                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  1,422   $  1,597   $  9,316    $  6,923
Working capital (deficit)...................................     2,167       (258)       144       3,036
Total assets................................................     8,616      9,898     19,110      26,247
Long-term payables to associated companies..................    15,750     14,527         --          --
Capital lease obligation, less current portion..............        --         --        589         968
Redeemable, convertible preferred stock.....................        --         --     23,751      41,999
Total stockholders' deficit.................................   (12,119)   (12,922)   (20,786)    (30,571)

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING AT THE END OF THIS PROSPECTUS.

OVERVIEW

    We are a leading global provider of e-business applications and integration software and services that enable e-business networks and synchronize supply webs. Our solutions for trading communities and e-business networks provide application integration, business-to-business integration and trading community management. In addition, our synchronization solutions provide for the automation of business processes and information flows between customers, suppliers and trading communities, and offer decision support applications for managing the flow of goods and services throughout the supply web.

    We were incorporated in Delaware in February 1999. Prior to our incorporation, Frontec AB operated our business as a division of its operations. Frontec AB marketed the AMTrix product through wholly owned subsidiaries that we now wholly own. Our company was formed with the existing assets and operating subsidiaries of Frontec AB that were engaged in the AMTrix business. Subsequent to our separation from Frontec AB, we have financed our operations primarily through private sales of convertible preferred stock to third-party investors.

    Subsequent to our organization as a separate entity, we moved the headquarters of our global operations to Atlanta, Georgia and accelerated the development of our sales and marketing organizations. In order to expand our AMTrix product offering, we have invested heavily in the development of new products to provide B2B and trading community integration solutions and supply web synchronization applications.

    We generate revenue by licensing our software systems and providing support and professional services for these systems. We generally license our software for a perpetual term by charging a license fee that grants the customer the right to use the software system that is currently available at the time the agreement is reached. We also provide professional services, including systems implementation and integration assistance, consulting and training, which are available under services agreements and contracted for separately from our license fees. These services generally are sold on a time and materials basis and, in some circumstances, under fixed price arrangements. Additionally, we provide telephone support and maintenance for our software systems under support agreements. These agreements provide unspecified software upgrades and technical support over a specified term, which is typically 12 months and renewable on an annual basis.

    We recognize software license revenue when there is persuasive evidence of an agreement, the software has been shipped, collectibility is probable and payment is due within one year. When license payment terms are in excess of one year, we recognize the related revenue as the payments become due. When licenses are sold through a reseller, we recognize revenue once the software is shipped to the reseller's end-user customer and all other revenue recognition criteria have been met. When uncertainties exist relating to any of these criteria, we recognize the revenue upon resolution of the uncertainty or when payment is received. Professional services revenue is recognized as the service is performed. Under fixed price arrangements, professional services revenue is recognized on the basis of the estimated percentage of completion of the service provided. Changes in estimates to complete and losses, if any, are recognized in the period they are determined. Support contracts typically are paid in advance, and revenues from these contracts are deferred and recognized ratably over the term of the contract. Our revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and SOP 98-9, "Modification of SOP 97-2."

    For the year ended December 31, 1999, we derived 65.0% of our revenue from Europe, 17.8% from Asia / Pacific and 17.2% from the U.S. Our revenue increased in 1999 in each of these markets with the exception of the U.S., where revenue decreased slightly. This decrease primarily resulted from the restructuring and rebuilding of our U.S. sales and marketing organization during 1999.

    We market and sell our products and professional services through our direct sales force and through our indirect sales channel, which includes value-added resellers, systems integrators and technology vendors. We have derived, and expect to continue to derive, a significant portion of our revenue from sales to or through our indirect sales channel. Our value-added resellers typically buy our products at a discount from our standard list price and either resell our product to their customers or incorporate our product into their product offerings. Our relationships with third-party systems integrators and technology vendors typically are structured as co-marketing arrangements in which the customer is referred by the third-party system integrator or technology vendor to license the software directly from us. Most of these arrangements require us to pay a commission to the referring entity. Generally, the arrangements with our indirect channel partners do not impose any limitations on our ability to sell our products directly.

    As we expanded our global operations, we invested significantly in the areas of product and technology development, sales, marketing, professional services, recruitment and training. As a result, we have incurred significant costs, and as of March 31, 2000, we had an accumulated deficit of approximately
$73.1 million. We plan to continue investing in research and development, sales, marketing, professional services, recruitment and training. We therefore expect to continue incurring significant operating losses for the foreseeable future.

    As of June 30, 2000, we had 420 employees and intend to hire a significant number of employees in the future. Our continued global expansion places significant demands on our management team and our operational resources. To effectively manage our future growth, we must maintain and enhance our operational systems, integrate new personnel and manage expanded operations.

RECENT ACQUISITIONS

    On February 3, 2000, we completed the acquisition of Nexstep, Inc., a software development enterprise based in Plano, Texas, which focuses on visibility fulfillment solutions for Internet retail organizations. The aggregate consideration of approximately $10.1 million was paid by the issuance of 2,002,000 shares of our common stock and cash of approximately $4.2 million. Our board of directors determined the fair value of the common stock issued as part of the consideration to be $2.94 per share based on recent sales of our convertible preferred stock for cash to third-party investors. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. Nexstep's results of operations have been included with ours beginning on January 1, 2000, the effective date of the acquisition for accounting purposes.

    On June 21, 2000 we completed the acquisition of Electronic Data Transfer, SA, an EDI solutions provider for supply chains and a reseller of our AMTrix product based in Grenoble, France. The consideration to be paid for the acquisition of EDT consists of both cash and shares of our common stock. The total cash consideration due the shareholders of EDT is $1.0 million, half of which was paid at the closing, and the other half which is to be paid on December 31, 2000. In addition to the cash consideration, the shareholders of EDT will be issued shares of our common stock on December 31, 2000 and December 31, 2001. The aggregate number of shares of our common stock to be issued to EDT's shareholders is determined by the value of our common stock during December 2000 and December 2001, and the maximum aggregate number of shares of our common stock issuable to the shareholders of EDT is 1,012,966. The issuance of the shares of our common stock on each of December 31, 2000 and December 31, 2001 is contingent upon the continued employment and services of certain of EDT's shareholders. The EDT acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition.

    On July 31, 2000, we completed the acquisition of SC21 Pte, Ltd., a software development enterprise based in Singapore that provides supply web visibility solutions for small to medium sized companies. The consideration to be paid for the acquisition of SC21 consists of both cash and shares of our common stock. At the closing, we issued 750,000 shares of our common stock to the shareholders of SC21, and paid them $1.0 million in cash. If all contingencies are met during the 17 month period following the closing, we will be obligated to issue to the shareholders of SC21 up to 450,000 additional shares of our common stock, and pay an additional $4.0 million in cash. The issuance of the additional shares of our common stock and payment of $2.0 million of the additional cash consideration is contingent upon the continued employment and services of certain of the shareholders of SC21. In addition, Nanyang Technical University (Singapore) had rights to certain of SC21's assets, and at the closing of the acquisition of SC21 we paid Nanyang Technical University (Singapore) $182,672 in satisfaction and extinguishment of those rights. The SC21 acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair valudes at the date of the acquisition.

PRESENTATION

    The following discussion and analysis of our financial condition and results of operations reviews the financial condition of the AMTrix businesses that Frontec AB transferred to us as if we were a separate entity for all periods presented. Certain costs and expenses presented in these financial statements primarily have been allocated based on headcount or management estimates, depending on the nature of the expense. The primary expenses that were allocated relate to corporate administrative functions, including administrative, legal, accounting and other corporate overhead. We believe that these allocations are reasonable, however, the financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future, or what they would have been had we been a separate entity during each of the periods presented.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

                                                                                                       THREE MONTHS
                                                                                                          ENDED
                                                              YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                        ------------------------------------      ----------------------
                                                          1997          1998          1999          1999          2000
                                                        --------      --------      --------      --------      --------
STATEMENT OF OPERATION DATA:
Revenue:
  Licenses........................................        55.8%         49.5%          45.5%        46.4%          53.1%
  Support.........................................        13.7          14.8           15.4         14.2           15.3
  Services........................................        30.5          35.7           39.1         39.4           31.6
                                                         -----         -----         ------        -----         ------
    Total revenue.................................       100.0         100.0          100.0        100.0          100.0
Cost of revenue:
  Licenses........................................         1.4           2.7            5.3          3.3            2.4
  Support and services............................        35.1          43.7           52.2         36.0           46.6
                                                         -----         -----         ------        -----         ------
    Total cost of revenue.........................        36.5          46.4           57.5         39.3           49.0
                                                         -----         -----         ------        -----         ------
Gross profit......................................        63.5          53.6           42.5         60.7           51.0
Operating expenses:
  Sales and marketing.............................        70.1          60.1           75.0         47.1           98.1
  Research and development........................        26.8          20.4           20.8         13.1           55.8
  General and administrative......................        42.6          34.7           45.7         23.0           37.4
  Purchased research and development..............          --            --             --           --           80.3
  Deferred compensation expense...................          --            --             --           --           14.1
  Depreciation and amortization...................         6.5           7.8            5.6          4.5            9.3
                                                         -----         -----         ------        -----         ------
    Total operating expenses......................       146.0         123.0          147.1         87.7          295.0
                                                         -----         -----         ------        -----         ------
Operating loss....................................       (82.5)        (69.4)        (104.6)       (27.0)        (244.0)
Other income (expense), net.......................         2.0          (1.4)           0.1         (1.6)           1.2
                                                         -----         -----         ------        -----         ------
Loss before provision (benefit) for income
taxes.............................................       (80.5)        (70.8)        (104.5)       (28.6)        (242.8)
Provision (benefit) for income taxes..............         2.1          (0.3)           0.5          0.4            0.5
                                                         -----         -----         ------        -----         ------
Net loss..........................................       (82.6)%       (70.5)%       (105.0)%      (29.0)%       (243.3)%
                                                         =====         =====         ======        =====         ======

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 AND 1999

  REVENUE

    LICENSES. License revenue increased to $3.4 million for the three months ended March 31, 2000, from $2.2 million in the corresponding period in the prior year, an increase of $1.2 million, or 53.1%. This increase primarily was due to growth in the number of licenses sold to new customers for the three months ended March 31, 2000. In particular, a single U.S. customer licensed our software in March 2000 for a total license fee of $1.0 million.

    SUPPORT. Support revenue increased to $988,000 for the three months ended March 31, 2000, from $685,000 in the corresponding period in the prior year, an increase of $303,000, or 44.2%. This increase was the result of an increase in the number of new support agreements, as well as the renewal of support agreements entered into in earlier periods.

    SERVICES. Services revenue increased to $2.0 million for the three months ended March 31, 2000, from $1.9 million in the corresponding period in the prior year, an increase of $139,000, or 7.3%. This increase was due to growth in new services engagements resulting from new and existing customers.

  COST OF REVENUE

    LICENSES. Cost of licenses consists of royalties paid to third parties for certain technology incorporated into our products, commissions paid to third-party systems integrators and technology vendors, and the costs of duplicating media and documentation. Our cost of licenses remained relatively consistent at $155,000 for the three months ended March 31, 2000, compared to $161,000 in the corresponding period in the prior year. As a percentage of license revenue, cost of licenses was 4.5% and 7.2% for the three months ended March 31, 2000, and 1999, respectively. The lower cost of licenses on a percentage basis for the three months ended March 31, 2000, primarily was due to the $1.0 million license fee from a single U.S. customer, which had a lower proportion of third-party technology for which we paid royalties.

    SUPPORT AND SERVICES. Cost of support and services primarily consists of salaries and related costs for our support and service personnel, an allocation of our office expenses, payments to third-party consultants and other direct costs incurred in providing customer support, implementation and integration, consulting and training. Our cost of support and services increased to $3.0 million for the three months ended March 31, 2000, from $1.7 million for the corresponding period in the prior year, an increase of $1.3 million, or 73.1%. During 1999, we hired additional support personnel to build customer support centers in the U.S. and Asia / Pacific based on our anticipated growth. Also during 1999, we began to invest significantly in new personnel for our professional services organization in order to be less dependent on third-party service providers and so that we would have trained personnel available for our anticipated growth. We anticipate that our cost of support and services will increase as we continue to expand our support and professional services organizations to meet anticipated customer demand.

  OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses primarily consist of salaries, commissions and related costs for our sales and marketing personnel, and an allocation of our office expenses, travel, entertainment and promotional expenses. Sales and marketing expenses increased to $6.4 million for the three months ended March 31, 2000, from $2.3 million for the corresponding period in the prior year, an increase of $4.1 million, or 178.9%. This increase was due to an increased number of sales and marketing personnel, primarily in the U.S., and an increase in promotional expenses associated with increased efforts to develop market awareness of our products and services and re-branding our company as Viewlocity after our separation from Frontec AB. We expect to continue increasing our marketing and promotional activities and to hire additional sales personnel. Accordingly, we anticipate that sales and marketing expenses will continue to increase.

    RESEARCH AND DEVELOPMENT. Research and development expenses include costs associated with the development of new products, enhancements to existing products and quality assurance activities. These expenses primarily consist of salaries and related costs for our development staff, an allocation of our office expenses and payments to third-party consultants. Research and development expenses increased to $3.6 million for the three months ended
March 31, 2000, from $634,000 for the corresponding period in the prior year, an increase of $3.0 million, or 469.6%. Approximately $700,000 of this increase resulted from the acquisition of Nexstep in February 2000 and the inclusion of its results with ours. The balance primarily resulted from increased costs for research and development personnel, as we focused on expanding our software solutions and developing new products since our separation from Frontec AB. Research and development expenditures as a percentage of revenue increased to 55.8% for the three months ended March 31, 2000, compared to 13.1% for the three months ended March 31, 1999. We expect that our research and development expenses will increase as we continue to add personnel to our research and development team and expand our product offerings.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of salaries and related costs for our administrative, executive and finance personnel, information systems costs, outside professional service fees and other general costs and expenses. General and administrative expenses increased to $2.4 million for the three months ended March 31, 2000, from $1.1 million for the corresponding period in the prior year, an increase of $1.3 million, or 118.1%. Since our separation from Frontec AB, we have incurred higher general and administrative costs primarily related to our new management team and the enhancement of our finance and information systems departments. We expect that general and administrative expenses will increase as we add personnel and incur additional costs related to the anticipated growth of our business.

    PURCHASED RESEARCH AND DEVELOPMENT. In connection with our purchase of Nexstep, we recorded a one-time charge to expense of $5.2 million during the three months ended March 31, 2000 related to in-process research and development ("IPR&D") for their Enterprise Application Architecture and related application components for supply chain management. The value of the IPR&D was determined by an independent appraisal firm by estimating the present value of the projected net cash flows to be generated by the in-process products. To determine the projected net cash flows, revenue, expenses, and other cash flow items associated with the commercialization of the in-process products was estimated for the period from 2000 though 2006. Strong revenue growth was projected through 2002; thereafter, revenue was expected to increase moderately through 2005 and then decline sharply in 2006 as other new products are expected to be introduced. The projected net cash flows were then discounted to present value at 30%, a rate of return that considers the relative risk of achieving the projected cash flows and the time value of money. Finally, a stage of completion factor was applied to the discounted cash flows. Nexstep's historical revenues were generated by providing professional services. At the date of acquisition, Nexstep's products were neither complete nor being marketed. Consistent with our policy for accounting for costs to develop our software, these products are not capitalizable under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" and have no alternative future use other than in research and development. We anticipate that the IPR&D will be successfully developed. The Enterprise Application Architecture and certain of the application components are currently being integrated with products that we were developing prior to the acquisition.

    DEFERRED COMPENSATION EXPENSE. Certain options granted during the three months ended March 31, 2000, resulted in deferred stock compensation, as the estimated fair value of the underlying common stock was greater than the exercise price on the date of grant. Our board of directors determined the fair value of the underlying common stock on the grant date based on recent sales of our preferred stock for cash to third-party investors. The total deferred stock compensation associated with these options was approximately $1.8 million. This amount is being amortized over the respective vesting periods of these options, ranging from two to four years. Approximately $914,000 was amortized during the three months ended March 31, 2000.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization includes the depreciation of property and equipment and the amortization of capitalized software, goodwill and other intangible assets. Depreciation and amortization increased to $601,000 for the three months ended March 31, 2000, from $219,000 for the corresponding period in the prior year, an increase of $382,000, or 174.4%. This increase was due to the amortization of goodwill and other intangible assets associated with our aquisition of Nexstep and higher levels of depreciable fixed assets during the three months ended March 31, 2000.

    OTHER INCOME (EXPENSE), NET. Interest, the largest component of other income (expense), primarily consists of interest earned on cash and cash equivalents, offset by interest expense related to obligations under lines of credit, loans and capital leases. Net interest income was $104,000 for the three months ended March 31, 2000, compared to net interest expense of $33,000 for the corresponding period in the prior year. The increase in net interest income primarily was due to increased interest income earned on higher cash and cash equivalent balances.

    PROVISION (BENEFIT) FOR INCOME TAXES. As a result of our net losses, we have generated operating loss carryforwards. As of March 31, 2000, we have net operating loss carryforwards in the U.S. totaling approximately $28.6 million and net operating loss carryforwards from foreign operations totaling approximately $13.2 million. Realization of the resulting deferred tax assets is dependent on future taxable income. We have recorded a full valuation allowance against these deferred tax assets as of March 31, 2000, because we believe that it is unlikely that such assets will be realized; however, ultimate realization could be impacted by market conditions or other variables not known or anticipated at this time.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

  REVENUE

    LICENSES. License revenue increased to $8.8 million in 1999 from $6.8 million in 1998, an increase of $2.0 million, or 30.8%. This increase primarily was due to growth in the number of licenses to new customers in 1999 as compared to 1998. Since our separation from Frontec AB, we have invested significantly in our sales and marketing efforts, focusing on our software products. Previously, our sales and marketing efforts primarily were focused on our service offerings. License revenue increased to $6.8 million in 1998 from $6.5 million in 1997, an increase of $245,000, or 3.8%.

    SUPPORT. Support revenue increased to $3.0 million in 1999 from $2.0 million in 1998, an increase of $1.0 million, or 47.8%. Support revenue also increased to $2.0 million in 1998 from $1.6 million in 1997, an increase of $415,000, or 25.8%. These increases were the result of an increase in the number of new support agreements, as well as the renewal of support agreements entered into in earlier periods.

    SERVICES. Services revenue increased to $7.6 million in 1999 from $4.9 million in 1998, an increase of $2.7 million, or 56.1%. Services revenue increased to $4.9 million in 1998 from $3.6 million in 1997, an increase of $1.3 million, or 36.8%. These increases generally were due to growth in new services engagements resulting from new and existing customers during the periods.

  COST OF REVENUE

    LICENSES. Our cost of licenses increased to $1.0 million in 1999 from $362,000 in 1998, an increase of $662,000, or 182.9%. As a percentage of license revenue, cost of licenses increased to 11.6% in 1999 from 5.3% in 1998. This increase primarily was due to increased commissions paid to third-party systems integrators and technology vendors. Our cost of licenses increased to $362,000 in 1998 from $162,000 in 1997, an increase of $200,000, or 123.5%. As a percentage of license revenue, cost of licenses increased to 5.3% in 1998 from 2.5% in 1997. This increase primarily was due to increased cost of royalties for technology incorporated into our products. Our cost of licenses can vary from period to period based on the mix of revenue generated from our direct sales channel compared to our indirect sales channel.

    SUPPORT AND SERVICES. Our cost of support and services increased to $10.2 million in 1999 from $6.0 million in 1998, an increase of $4.2 million, or 70.0%. During 1999, we hired new support personnel to build customer support centers in the U.S. and Asia / Pacific based on our anticipated growth. Also during 1999, we began to invest significantly in new personnel for our professional services organization in order to be less dependent on third-party service providers and so that we would have trained personnel on staff to support our anticipated growth. Cost of support and services increased to $6.0 million in 1998 from $4.1 million in 1997, an increase of $1.9 million, or 45.7%. This increase was due to growth in the number of professional services engagements in 1998 compared to 1997. We anticipate that our cost of support and services will increase as we continue to expand our support and professional services organizations to meet anticipated customer demand.

  OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses increased to $14.6 million in 1999 from $8.2 million in 1998, an increase of $6.4 million, or 77.6%. This increase was due to an increased number of sales and marketing personnel, primarily in the U.S., and an increase in promotional expenses associated with increased efforts to develop market awareness of our products and services and re-branding our company as Viewlocity after our separation from Frontec AB. Sales and marketing expenses remained consistent from 1997 to 1998 at $8.2 million. We expect to continue increasing our marketing and promotional activities and to hire additional sales personnel. Accordingly, we anticipate that sales and marketing expenses will continue to increase.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $4.0 million in 1999 from $2.8 million in 1998, an increase of $1.2 million, or 45.3%. This increase primarily was the result of an increase in the number of research and development personnel in order to support investment in and enhancement of our software solutions and the development of new products. Research and development expenditures as a percentage of revenue remained relatively consistent from 1998 to 1999. Research and development expenses decreased slightly to $2.8 million in 1998 from $3.1 million in 1997, a decrease of $348,000, or 11.1%. This decrease primarily was due to the consolidation of our development organization in Sweden during 1998. We have capitalized certain development expenses ranging from $400,000 to $500,000 in each of the three years ended December 31, 1997, 1998 and 1999. We expect that our research and development expenses will increase as we continue to add personnel to our research and development team and expand our product offerings.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $8.9 million in 1999 from $4.7 million in 1998, an increase of $4.2 million, or 87.5%. After our separation from Frontec AB, we hired a new management team and enhanced our information systems department. Additionally, we incurred increased costs related to outside professional service fees and travel associated with our separation from Frontec AB and building our new management team. We also incurred approximately $800,000 in costs associated with moving and consolidating certain of our offices during 1999. General and administrative costs decreased slightly to $4.7 million in 1998 from $5.0 million in 1997, a decrease of $245,000, or 4.9%. This decrease primarily was the result of consolidating and relocating certain of our U.S. operations in early 1998. We expect that general and administrative expenses will increase as we add personnel and incur additional costs related to the anticipated growth of our business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization remained consistent in 1999 and 1998 at $1.1 million in each year. Depreciation and amortization increased to $1.1 million in 1998 from $756,000 in 1997, an increase of $305,000, or 40.3%. This increase was primarily due to increased amortization of capitalized software in 1998 compared to 1997.

    OTHER INCOME (EXPENSE), NET. Net interest income was $67,000 in 1999 compared to net interest expense of $191,000 in 1998. This increase in net interest income primarily was due to increased interest income earned on higher cash and cash equivalent balances during 1999. Net interest expense increased to $191,000 in 1998 from $53,000 in 1997, an increase of $138,000, or 260.4%. This increase was the result of $2.5 million in borrowings during 1998 under a new loan agreement. Other income (expense) primarily consists of gains and losses from foreign currency transactions. In 1997, we realized foreign currency gains in Sweden related to favorable exchange rate fluctuations between U.S. and Swedish currencies.

    PROVISION (BENEFIT) FOR INCOME TAXES. As a result of our net losses, we have generated operating loss carryforwards. As of December 31, 1999, we had net operating loss carryforwards in the U.S. totaling approximately $21.9 million and net operating loss carryforwards from foreign operations totaling approximately $9.6 million. Realization of the resulting deferred tax assets is dependent on future taxable income. We have recorded a full valuation allowance against these deferred tax assets as of December 31, 1999, 1998 and 1997, because we believe that it is unlikely that such assets will be realized; however, ultimate realization could be impacted by market conditions or other variables not known or anticipated at this time.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following tables present certain unaudited quarterly statements of operations data for each of our last five quarters, as well as the percentage of our total revenues represented by each item. The information has been derived from our unaudited financial statements, which have been prepared on substantially the same basis as the audited financial statements contained in this prospectus. Our unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, that we consider to be necessary to present fairly this information when read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                                       THREE MONTHS ENDED
                                                                -----------------------------------------------------------------
                                                                MAR. 31,      JUNE 30,      SEPT. 30,      DEC. 31,      MAR. 31,
                                                                  1999          1999          1999           1999          2000
                                                                --------      --------      ---------      --------      --------
                                                                                         (IN THOUSANDS)
                                                                                           (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Licenses................................................      $ 2,246       $ 1,693        $ 3,036       $ 1,874       $  3,439
  Support.................................................          685           767            745           794            988
  Services................................................        1,907         2,202          2,087         1,412          2,046
                                                                -------       -------        -------       -------       --------
    Total revenue.........................................        4,838         4,662          5,868         4,080          6,473
Cost of revenue:
  Licenses................................................          161           190            533           140            155
  Support and services....................................        1,741         2,388          2,943         3,088          3,014
                                                                -------       -------        -------       -------       --------
    Total cost of revenue.................................        1,902         2,578          3,476         3,228          3,169
Gross profit..............................................        2,936         2,084          2,392           852          3,304
Operating expenses:
  Sales and marketing.....................................        2,277         3,575          3,996         4,732          6,350
  Research and development................................          634           931          1,073         1,407          3,611
  General and administrative..............................        1,111         2,047          2,188         3,545          2,423
  Purchased research and development......................           --            --             --            --          5,200
  Deferred compensation expense...........................           --            --             --            --            914
  Depreciation and amortization...........................          219           248            229           392            601
                                                                -------       -------        -------       -------       --------
    Total operating expenses..............................        4,241         6,801          7,486        10,076         19,099
                                                                -------       -------        -------       -------       --------
Operating loss............................................       (1,305)       (4,717)        (5,094)       (9,224)       (15,795)
Other income (expense), net...............................          (78)          178            (71)           (8)            79
                                                                -------       -------        -------       -------       --------
Loss before provision (benefit) for income taxes..........       (1,383)       (4,539)        (5,165)       (9,232)       (15,716)
Provision (benefit) for income taxes......................           18            35             48            (7)            30
                                                                -------       -------        -------       -------       --------
Net loss..................................................      $(1,401)      $(4,574)       $(5,213)      $(9,225)      $(15,746)
                                                                =======       =======        =======       =======       ========
AS A PERCENTAGE OF REVENUE:
Revenue:
  Licenses................................................         46.4%         36.3%          51.7%         45.9%          53.1%
  Support.................................................         14.2          16.5           12.7          19.5           15.3
  Services................................................         39.4          47.2           35.6          34.6           31.6
                                                                -------       -------        -------       -------       --------
    Total revenue.........................................        100.0         100.0          100.0         100.0          100.0
Cost of revenue:
  Licenses................................................          3.3           4.1            9.1           3.4            2.4
  Support and services....................................         36.0          51.2           50.1          75.7           46.6
                                                                -------       -------        -------       -------       --------
    Total cost of revenue.................................         39.3          55.3           59.2          79.1           49.0
Gross profit..............................................         60.7          44.7           40.8          20.9           51.0
Operating expenses:
  Sales and marketing.....................................         47.1          76.7           68.1         116.0           98.1
  Research and development................................         13.1          20.0           18.3          34.5           55.8
  General and administrative..............................         23.0          43.9           37.3          86.9           37.4
  Purchased research and development......................           --            --             --            --           80.3
  Deferred compensation expense...........................           --            --             --            --           14.1
  Depreciation and amortization...........................          4.5           5.3            3.9           9.6            9.3
                                                                -------       -------        -------       -------       --------
    Total operating expenses..............................         87.7         145.9          127.6         247.0          295.0
                                                                -------       -------        -------       -------       --------
Operating loss............................................        (27.0)       (101.2)         (86.8)       (226.1)        (244.0)
Other income (expense), net...............................         (1.6)          3.8           (1.2)         (0.2)           1.2
                                                                -------       -------        -------       -------       --------
Loss before provision (benefit) for income taxes..........        (28.6)        (97.4)         (88.0)       (226.3)        (242.8)
Provision (benefit) for income taxes......................          0.4           0.7            0.8          (0.2)           0.5
                                                                -------       -------        -------       -------       --------
Net loss..................................................        (29.0)%       (98.1)%        (88.8)%      (226.1)%       (243.3)%
                                                                =======       =======        =======       =======       ========

    Our license revenue has fluctuated over the last five quarters primarily as a result of two factors. First, since our separation from Frontec AB in February 1999, we have been increasing our sales and marketing focus on our software solutions relative to our professional services offerings. Second, our license revenue is affected by the timing of our customers' decisions to enter into license agreements with us. Support and services revenue increased or remained relatively consistent in each quarter with the exception of the quarter ended December 31, 1999, when many of our customers were focusing on their internal year 2000 issues. As a result, we entered into fewer new professional services engagements during the fourth quarter of 1999.

    Our cost of license revenue remained relatively consistent over the five quarters presented with the exception of the quarter ended September 30, 1999, when we incurred increased commissions to third-party systems integrators and technology vendors. Our cost of support and services has increased in each quarter due to the expansion of our support and professional services organizations.

    Our operating expenses generally have increased in each quarter due to increased staffing in sales and marketing, research and development and general and administrative functions and increases in marketing programs and promotional activities. In addition, general and administrative expenses have increased due to increases in travel, legal, accounting and other professional services fees.

LIQUIDITY AND CAPITAL RESOURCES

    During 1997 and 1998, we financed our operations primarily through loans and capital contributions from Frontec AB. Since our separation from Frontec AB in February 1999, we have financed our operations primarily through private sales of convertible preferred stock, which totaled $37.8 million in net proceeds through March 31, 2000. As of March 31, 2000, we had $6.9 million of cash and cash equivalents.

    Net cash used in operating activities was $14.4 million for the three months ended March 31, 2000, and $10.4 million, $10.0 million and $7.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. For all periods, cash used in operating activities primarily was attributable to our net losses during those periods. Our sales cycle is lengthy and unpredictable and may cause our revenues and operating results to fluctuate from period to period. Any lengthening of our sales cycle may adversely affect the amount of cash provided by our operating activities.

    During the three months ended March 31, 2000, we expended $5.9 million in cash for investing activities compared to $85,000 for the corresponding period in the prior year. We expended $4.2 million for the purchase of Nexstep and an additional $1.7 million for capital expenditures. Net cash used in investing activities was $2.4 million, $1.0 million and $1.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. For each of these periods, cash used in investing activities primarily was attributable to purchases of property and equipment and capitalized software development expenditures. In 1999, we also expended $180,000 related to the acquisition of a services company in Germany.

    In order to fund our operations during 1999, we raised $20.5 million in proceeds from the sale of convertible preferred stock to third parties. We raised an additional $17.3 million in proceeds from the sale of convertible preferred stock to third parties during the three months ended March 31, 2000. Additional funding was derived from an equipment financing facility which provided borrowings of $693,000 in 1999 and an additional $470,000 during the three months ended March 31, 2000. For 1997 and 1998, cash provided by financing activities was derived primarily from capital contributions by Frontec AB. In 1998, we also borrowed $2.4 million through a line of credit with a bank in Sweden which we refinanced through a loan from a bank in the U.S. during 1999.

    In February 1999, in connection with our separation from Frontec AB, we issued 2,000 shares of Series C convertible preferred stock to Frontec AB in exchange for the satisfaction and cancellation of substantially all debt owed to Frontec AB or any of its other subsidiaries at that time, which debt was approximately $15.4 million.

    As of March 31, 2000, our principal commitments consisted of obligations outstanding under operating leases and our equipment financing facility. Although we have no material commitments for capital expenditures, we anticipate that capital expenditures and lease commitments will increase, consistent with our anticipated growth in operations, infrastructure and personnel. We intend to spend an estimated $1.2 million to $1.7 million to complete the development of the in-process research and development acquired as part of the acquisition of Nexstep.

    On April 18, 2000, and June 22, 2000, we issued 2,520,261 shares and 1,487,805 shares of Series E convertible preferred stock, respectively, at $6.17 per share. The proceeds, net of expenses, were approximately $24.6 million.

    We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business strategy. As a result, we anticipate that operating expenses and planned capital expenditures will constitute a material use of our cash resources. In addition, we may use cash resources to fund acquisitions or investments in other businesses, technologies or product lines. We believe that available cash and cash equivalents, including the net proceeds from our recent private placements of equity, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, we may require additional funds to acquire or invest in other businesses, to support our working capital and capital expenditure needs or for other purposes, and may seek to raise these additional funds through public or private debt or equity financings. If we are unable to obtain additional financing when needed, we may be required to reduce the scope of our planned product development and marketing efforts, which may harm our business and operating results. We cannot assure you that additional financing will be available, or if available, will be on reasonable terms and not dilutive to our stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for all quarters of fiscal years beginning after June 15, 2000. Currently, we do not utilize derivative financial instruments. Therefore, the adoption of SFAS No. 133 is not expected to have a material impact on our results of operations or financial position.

    In December 1999, the Securities and Exchange Commission ("SEC") issued SAB No. 101, "Revenue Recognition in Financial Statements." The SAB requires four basic criteria to be met before companies can record revenue. These are:
(a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller's price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured. Many of the examples in the SAB address situations that give rise to the potential for recording revenue prematurely. They include transactions subject to uncertainties regarding customer acceptance, including rights to refunds and extended payment terms, or require continuing involvement by the seller.

    In March 2000, the SEC issued SAB No. 101A, "Amendment: Revenue Recognition in Financial Statements," that delays the implementation date of certain provisions of SAB 101. The adoption of SAB 101 is not expected to have a material impact on our results of operations or financial position.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." The Interpretation poses and answers 20 separate questions dealing with APB 25 implementation practice issues.

    The Interpretation will be applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: (i) requirements related to the definition of an employee apply to new awards granted after December 15, 1998;
(ii) modifications that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998; and
(iii) modifications to add a reload feature to an award apply to modifications made after January 12, 2000. Financial statements for periods prior to July 1, 2000 will not be affected. The adoption of Interpretation 44 is not expected to have a material impact on our results of operations or financial position.

YEAR 2000

    To date, we have not experienced any significant system or application failures due to the year 2000 issue. We incurred immaterial costs to address year 2000 remediation issues within our organization. Based on our experience, it is not anticipated that we will incur material additional expenses to address year 2000 concerns.

SEASONALITY AND INFLATION

    Although our operations have not proven to be significantly seasonal, quarterly revenues and earnings may vary at times. This primarily is attributable to the timing of customers entering into license agreements with us and fluctuations in the amount of professional services used by our customers, especially during holiday seasons. We are not able to control the timing of these decisions or fluctuations.

    Although we cannot accurately determine the amounts attributable to inflation, we have been affected by inflation through increased costs of employee compensation and other operating expenses. To the extent permitted by the marketplace for our products and services, we attempt to recover increases in costs by periodically increasing prices. Additionally, most of our support agreements provide for annual increases in pricing.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    The following discusses our exposure to market risk related to changes in foreign currency exchange rates and interest rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may vary materially as a result of a number or factors, including those set forth in the "Risk Factors" and elsewhere in this prospectus.

  FOREIGN CURRENCY EXCHANGE RATE RISK

    In 1999, we derived approximately 83% of our recognized revenue from customers outside the U.S. Most of the billings to these customers were denominated in currencies other than the U.S. dollar. As a result, our operating results are subject to fluctuations based upon changes in the exchange rates of certain currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies may make our products less competitive in international markets. To date, we have not used financial hedging techniques. Although we will continue to monitor our exposure to currency exchange rate fluctuations, and when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

  INTEREST RATE RISK

    As of March 31, 2000, we had cash and cash equivalents of $6.9 million, which consist of cash and highly liquid short-term investments, and our exposure to interest rate changes has therefore been immaterial.

    As of March 31, 2000, we had total debt outstanding of $2.7 million, which has interest rates that are tied to the lenders' prime rates. Therefore, we are subject to exposure to interest rate risk for these borrowings based on fluctuations in the prime rate. Based upon the outstanding indebtedness under these arrangements, an increase in the prime rate of 0.5% would cause a corresponding increase in our annual interest expense of approximately $13,500. The interest rate on our capital leases is fixed, and as such, we are not subject to risks associated with market rate increases.

                                    BUSINESS

OVERVIEW

    We are a leading global provider of e-business applications and integration software and services that enable e-business networks and synchronize supply webs. Our solutions for trading communities and e-business networks provide application integration, business-to-business integration and trading community management. In addition, our synchronization solutions provide for the automation of business processes and information flows between customers, suppliers and trading communities, and offer decision support applications for managing the flow of goods and services throughout the supply web.

    We believe that we are the first e-business network solutions provider to offer business value by combining integration applications with supply chain domain expertise and supply web applications. Our products and services integrate diverse platforms and applications, simplify the connection of trading partners to the network, monitor shared supply web activities and information, model and manage interactive business processes, and allow our customers to interpret and react in real time to events that could jeopardize shared operations. Our solutions enable our customers to create value by accelerating their time to market, increasing their market share and revenue opportunities, improving asset utilization, reducing inventory and logistics expenses and improving customer satisfaction.

    We believe our Internet-based supply web synchronization components provide a significant competitive advantage. Our solutions use monitoring and notification capabilities in combination with event-based business rules to provide trading partners with suggested responses to flagged events via early detection and automatic response to execution exceptions. We have implemented solutions that automate, extend and synchronize the supply web operations of multi-national consumer products companies, leading logistic service providers, online trading exchanges and e-business networks. As of June 30, 2000, we had over 1,000 customers worldwide with over 3,200 product implementations.

INDUSTRY BACKGROUND

  THE EMERGENCE OF TRADING COMMUNITIES AND E-BUSINESS NETWORKS

    The emergence of the Internet has resulted in significant changes in global economic and business conditions. Enterprises in this new economy are recognizing the need to leverage the Internet to transform their traditional corporate structures and relationships with trading partners into trading communities and e-business networks. Members of these new e-business networks are able to outsource supply web operations to their most efficient trading partners resulting in effective, streamlined operations and the ability to remain focused on customer satisfaction. As a result, members of the e-business networks also are realizing incremental value through improved asset utilization, reduction of inventory and logistics expenses, and improved customer satisfaction, thereby providing competitive differentiation.

    The creation of a trading community requires the automation and integration of processes and information flows among trading partners. It also requires precise execution of global logistics sourcing and fulfillment. Sharing information across the integrated supply web permits real-time, interactive collaboration among trading partners. As a result, trading partners are able to address logistics constraints through visibility into the supply web, which provides a competitive advantage to the trading partners and allows for improved efficiencies, cost reduction and better customer service. We believe that the most successful businesses will require trading partners to be tightly integrated and synchronized, which can be a complex and challenging task for most organizations.

    The migration to Internet-based systems is underway. According to estimates by Forrester Research, the total dollar value of business-to-business, or B2B, transactions over the Internet is expected to grow to over $2.7 trillion by 2004, and B2B e-commerce will account for more than 90% of U.S. e-commerce transactions by 2004. In addition, the Delphi Group forecasts that revenues from B2B e-commerce software and services will grow from $5 billion in 1999 to $40 billion in 2002.

  THE EVOLUTION OF LEGACY SYSTEMS

    Most large organizations have implemented some form of Enterprise Resource Planning, or ERP, applications to automate their internal business processes. These applications, including manufacturing, financial, supply chain management, transportation management and warehouse management, provide organizations with the ability to define, automate and refine internal business processes. In addition, many organizations have acquired complementary best of breed applications, and some have implemented Electronic Data Interchange, or EDI, or other secure communications protocols for limited trading partner integration. Initially, these applications provided significant competitive advantage to organizations through higher efficiency and better quality at lower production costs. However, in order to continue to create incremental value, organizations are now attempting to integrate their applications across the entire trading partner network to achieve greater efficiencies in logistics. Extending inventory visibility to suppliers and customers can allow for significantly better coordination and optimization of materials delivery, manufacturing and shipping plans. This can decrease cycle times, transaction costs and working capital requirements, while also increasing available capacity, market share and levels of customer service.

    Within an e-business enterprise there are a number of basic applications such as manufacturing, materials requirements planning, supply chain planning, inventory management, warehouse management, transportation, sales force automation and order entry systems. Each application impacts the other applications, and to be interactive must rely on common information. While many large organizations have implemented ERP applications, most of these applications are neither integrated within the enterprise nor ready to be integrated across trading partners. To integrate an organization's applications with a network of trading partners, the applications must share the same set of information with the applications of partners and as that information changes, it must be updated in real time. e-Business models require interaction and integration at the business process, or application, level in order to maximize B2B e-commerce benefits. For example, a retail trading partner is able to improve its inventory turnover by gaining visibility into a supplier's inventory, securing available goods and communicating this transaction to others.

    In order to obtain this breadth of visibility throughout the supply web, companies typically need to consolidate and integrate inventory data among multiple trading partners and from different application systems, such as Supply Chain Management, or SCM, and Supply Chain Execution, or SCE. Companies select and configure application systems to fulfill the internal requirements of their particular businesses and to support traditional sequential supply chain relationships. SCE systems provide limited integration and real-time capabilities with third parties. Although each of these systems can be integrated among third parties, traditional systems require that all parties must implement the same application and configurations to achieve B2B e-commerce benefits.

    Companies are addressing the demands of B2B e-commerce through the real-time integration and automation of systems and business processes and the subsequent development of trading communities. Companies are reducing their investment in physical assets, such as inventory, transportation equipment and excess production capability and are replacing their existing methods of order and fulfillment logistics. The Yankee Group estimates that 35% to 40% of total corporate IT spending is currently directed toward the costs of systems integration, both within the enterprise and among trading partners. Increasingly, companies are addressing these B2B integration demands through outsourcing and increased reliance on trading partners.

  LIMITATIONS OF EXISTING E-BUSINESS TRADING COMMUNITY SOLUTIONS

    To compete successfully, companies must leverage their significant IT investments through the integration of business critical systems, both within the enterprise and among trading partners. Achieving trading community integration and synchronization is difficult because companies use a wide array of disparate IT systems and communication protocols, including packaged applications and custom business systems. We believe that no single approach effectively delivers the full spectrum of internal, external and community-based e-business integration and business process management solutions. Existing approaches generally do not effectively address the integration of older legacy systems. These approaches can be grouped into the following categories:

    INTERNAL INTEGRATION is the connection of business processes, systems, data and communication methods essential to gain visibility within the enterprise and prepare for external partner interactions. Historically, companies bridged disparate systems through custom development of point-to-point integrations. Companies have also solved point-to-point integration with EAI software that integrates most major packaged applications. Generally, neither custom integration nor EAI software is capable of implementing real-time, event-driven messaging that integrates business processes between trading partners. In addition, these integration methods generally are resource-intensive and cannot scale to handle numerous systems or large numbers of transactions.

    EXTENDED ENTERPRISE INTEGRATION is the communication among trading partners that allows the transparent interaction of IT infrastructures through messaging technologies without regard to business-specific processes, individual system configurations or communication preferences. The two most widely used messaging technologies are EDI formats and Extensible Markup Language, or XML. EDI generally has been used by large organizations that rely on batch-oriented systems for B2B communication over proprietary networks. To extend EDI benefits to additional trading partners, software and network installations must be set up at the site of each additional partner. XML tools allow applications to exchange data over the Internet using XML data definitions. For a trading community to take full advantage of XML, all trading partners must agree on a specific dialect standard to define the data structure. Often, the large number and variety of participants in trading communities make both of these approaches expensive and labor-intensive.

    BUSINESS PROCESS INTEGRATION is the collaboration among multiple businesses to create public and private virtual exchanges and to build larger community affiliations populated by market makers, trading partners, customers and suppliers. Historically, business process integration between companies resulted in a solution for a single purpose, such as Just In Time or Vendor Managed Inventory, and restricted any modifications with respect to trading partners, processes, data and data structures. We believe that for effective business process integration, solutions must facilitate flexible business processes that allow data exchange and dynamic trading interactions among trading partners.

    TRADING COMMUNITY SYNCHRONIZATION is the coordination of the information flow within an entire trading community delivered through real-time communication and event execution across the trading community. Currently, real-time trading community synchronization approaches are not widespread because synchronization requires complex integration and real-time event execution solutions.

  THE OPPORTUNITY FOR E-BUSINESS INTEGRATION AND TRADING COMMUNITY SOLUTIONS

    We believe there is a significant market opportunity to provide best-of-breed B2B integration software and supply web logistics applications that function within a component based architecture and an integrated application environment. To be successful in the emerging e-business market, companies need comprehensive solutions that accelerate time to market and provide quantifiable business value. Companies must bridge new technology with older existing legacy systems and applications. Companies must also find solutions that allow management to make proactive decisions to resolve dynamic business problems.

THE VIEWLOCITY SOLUTION

    Our e-business network solutions include application integration, B2B integration and trading community management. In addition, our synchronization solutions provide for the automation of business processes and information flows between customers, suppliers and trading communities, and decision support applications for managing the flow of goods and services in the supply web.

    Our integration solutions give customers the ability to successfully build trading community infrastructures that address the complexities of many-to-many integration in a diverse IT environment. Our integration technology provides remote connectivity of trading partners with their existing IT environments, without imposing new standards or applications. As a result, trading partners can communicate information and collaborate through shared business processes in real-time. Our community management solutions provide a framework for managing a dynamic trading community while quickly, easily and remotely populating the community with new participants. Through our process management solutions, we enable our customers to define and enhance business processes and easily change the processes with minimal customization. Our customers can define integration requirements through graphical workflow, business process models and rules-based logic.

    Building upon our integration products, our supply web synchronization solutions enable our customers to leverage trading community information from multiple sources and systems. Our supply web synchronization solutions provide:

    - VISIBILITY that provides up-to-date information regarding the status of goods and services across multiple enterprises and gives a common and comprehensive view of the movement of the goods and services;

    - MONITORING of business events within an enterprise and throughout supply webs allowing for exception management and proactive problem resolution;

    - EVENT IDENTIFICATION of potential difficulties within trading communities before implementing business decisions and processes by simulating and validating a customer's proposed model; and

    - NOTIFICATION of events to individuals and systems driven by specific business rules.

    We leverage strong relationships worldwide with leading application software and systems integration partners to provide value-added, scalable solutions. We believe that we are the first solutions provider to create business value by combining B2B integration tools with supply web synchronization applications specifically designed and developed to be utilized over the Internet. Our solutions provide the following benefits:

    FIRST MOVER ADVANTAGE. We believe that our solutions provide companies the potential to accelerate their time to market through rapid implementation, retention of existing IT infrastructure and applications and capacity for growth. We accomplish this through the utilization of our many-to-many B2B integration solutions. The benefits can be measured in terms of increased market share and revenue opportunities for the trading community and increased speed to realize benefits for the community members.

    REAL-TIME INTERACTION. We believe we are the leading provider of B2B integration solutions that allow real-time interaction among trading partners. Our event-driven solutions allow for optimization of supply web processes and the ability to react to unexpected and exception events quickly. Early detection of exception events provides a broader set of response alternatives. These real-time decisions reduce the risk of uninformed decisions and often increase sales and asset utilization, reduce expenses and improve customer satisfaction. Our visibility components provide customer access to real-time order fulfillment status information using an Internet-based graphical dashboard.

    INCREASED RETURN ON INVESTMENT. Our solutions allow our customers to maximize their return on investment by leveraging existing IT systems, best-of-breed applications and emerging technologies and by creating greater visibility, monitoring and decision support capabilities. In addition, our solutions integrate these technologies with trading partners and trading communities through all major communication protocols. Our solutions support all business systems, including ERP, SCM and EAI, as well as technologies, including Java and XML, open Application Program Interface and all major international EDI formats (American, Asian and European). Our solutions help drive increased return on assets, reduced cycle times, lower inventories and higher inventory turnover.

    REDUCED IMPLEMENTATION RISK. Because of our proven performance, our solutions reduce implementation and scalability risks for our customers. We have designed, developed and implemented over 3,200 solutions for more than 1,000 customers in 51 countries.

STRATEGY

    Our strategy is to strengthen our global leadership position in providing software and services that enable complex trading communities and synchronize supply webs. Key elements of our strategy are:

    EXPAND E-BUSINESS TECHNOLOGY AND APPLICATION LEADERSHIP. We intend to expand our leadership position in providing integration solutions including B2B integration software and innovative Internet-based logistics synchronization applications that further enable organizations to maximize the value of their extended enterprise. We will continue to invest in our product offerings through research and development, both internally and on location at client sites, and we plan to launch new synchronization applications that provide trading partners with real-time visibility into their extended supply webs. In addition, we will continue to build our e-business solutions group to provide support and consulting services to our clients and further drive innovation and technical and thought leadership.

    ENHANCE OUR E-BUSINESS SUPPLY CHAIN DOMAIN EXPERTISE. We believe that the market for B2B integration applications will experience significant changes over the next few years. Traditional linear supply chains are already transforming into dynamic trading communities, and e-business value chain applications will mature through the use of real-time and Internet technology. Our objective is to be at the forefront of these developments as the leading provider of B2B integration applications. Our management team has significant B2B integration and supply chain domain expertise, including ERP, advance planning, transportation management systems and supply chain and logistics operations. We will continue to enhance our e-business logistics expertise through research and development, acquisitions and strategic alliances to provide solutions that offer significant value to our customers.

    TARGET HIGH-GROWTH, GLOBAL MARKETS. We focus our sales efforts on selected high-growth, global markets in which we believe our solutions can provide significant business benefits and in which we can reduce our sales and implementation cycles. We currently target companies that specialize in technology, consumer packaged goods, e-commerce and traditional retail and apparel and third-party logistics. These markets are characterized by high rates of growth, dynamic business processes and rapid adoption of e-business solutions. We seek to further penetrate these and other markets that we believe are rapidly adopting e-business strategies.

    LEVERAGE AND SUPPORT OUR GLOBAL CUSTOMERS. We believe our customer-centric focus provides significant opportunity to proactively market to our existing customer base and develop follow-on sales opportunities. We will continue to leverage our existing customers who serve as reference accounts and increase visibility to prospective customers within their trading communities. In addition, our account management team focuses exclusively on maximizing customer satisfaction. This team resolves outstanding issues, educates customers on our latest products and services and establishes communications with our customers' senior management to facilitate further business development.

    CONTINUE OUR GLOBAL LEADERSHIP THROUGH STRATEGIC ALLIANCES. We plan to continue to significantly increase our presence in the U.S. and expand our global leadership by establishing additional offices, increasing our sales and marketing personnel and pursuing strategic alliances. We have sales and services offices in Australia, China, France, Germany, the Netherlands, Singapore, Sweden, the U.K. and the U.S. We also have a sales office in Malaysia and Hong Kong. We plan to aggressively expand our sales efforts utilizing our direct sales force and partnerships and alliances with third-party systems integrators and value-added resellers. Our partnerships and alliances provide additional global marketing and distribution channels that enable us to reach a larger customer base. In addition, we intend to continue pursuing acquisitions and investments in complementary businesses that provide us with opportunities for enhanced product and services offerings, additional technology solutions and distribution channels.

PRODUCTS AND TECHNOLOGY

  TRADESYNC FAMILY OF PRODUCTS

    Our TradeSync family of products provides a comprehensive solution of applications for trading community integration, communication and synchronization. Our product offerings create trading community efficiencies by capturing business transactions within the extended supply web, managing trading partner relationships and providing companies with structure and value-added information to integrate and synchronize processes and activities within trading communities. Our solution suite emphasizes our expertise in solving complex B2B integration and synchronization issues among global trading communities.

  INTEGRATION BROKER

    AMTrix is our powerful integration technology that has been developed, deployed and enhanced over a nine year period, and as a result, has evolved into a highly reliable and proven product. AMTrix enables real-time information integration between diverse and remote systems by connecting multiple applications within an enterprise or a trading community. AMTrix's distributed architecture and strong scalability is tailored for B2B business environments that require expanding business functionality and extensive reusability of business process models. By capturing and processing business events in real-time, AMTrix supports dynamic business processes, workflows and associated information flows.

    Operating on UNIX, Windows NT and AS/400, AMTrix provides the full range of functions needed to integrate diverse systems across operating platforms, databases, communication protocols, technology infrastructures, e-commerce standards and message and application formats. AMTrix's open, agnostic architecture enables one AMTrix system to connect with multiple diverse and remote systems involving different hardware, operating systems, databases, communication protocols and message formats, including XML dialects, EDI dialects, ERP systems, planning systems and legacy systems.

    Key features of AMTrix include:

    - flexible architecture designed for B2B integration and e-business growth;

    - remote set-up of trading partners using their existing IT environments without imposing new software on the trading partner; and

    - message broker technology that manages real-time, event-based business interactions, including message queuing transport and transformation, application connectors and business rules.

  INTEGRATION CONNECTORS

    Our integration connectors automatically translate and map data from one structure, application, protocol or event to another, both within a single enterprise and across multiple enterprises, regardless of data formats. We offer an extensive library of connectors that provide quick access to data contained in disparate business applications. Our integration connectors are add-on modules to the AMTrix system. The following table illustrates the range of our pre-packaged B2B integration connectors:

         CONNECTORS                       BENEFIT                       EXAMPLES
-----------------------------  -----------------------------  -----------------------------
TECHNOLOGY CONNECTORS          Enable one data structure to   EDI, HTML, XML (multiple
                               be mapped to any other         dialects), Oracle, Informix,
                               structure                      Sybase, MS SQLServer, MS
                                                              BizTalk, DB2/400, DB2 (AIX),
                                                              ODBC

APPLICATION CONNECTORS         Enable comprehensive           SAP R/3, JDE OneWorld
                               integration of key business
                               applications

COMMUNICATION CONNECTORS       Enable communication between   HTTP, SAP ALE, IBM MQ series,
                               major protocols and            E-mail, FTP, OFTP, X.420,
                               environments                   X.435, Sockets, ASYNC,
                                                              SNADS,TCP/IP, X.25

EVENT NOTIFICATION CONNECTORS  Enable event-based             E-mail, Fax, Pager, Microsoft
                               notification to individuals    Exchange, Lotus Notes
                               and systems

  CONNECTOR DEVELOPMENT PLATFORM

    Our Connector Development Platform, or CDP, provides a simplified method for our partners and customers to rapidly develop and implement additional application connectors. Our CDP includes the requisite mechanisms for describing the nature, structure and meaning of data and for accessing and converting data. It provides a standard, flexible process to quickly implement seamless data and logical links between different applications and environments across disparate IT infrastructures. This reduces the cost and time of developing and maintaining application integration interfaces by allowing our partners and customers to rapidly develop and implement customized connectors that join disparate data, applications, protocols and events.

  PROCESS MANAGER

    Our Process Manager supplies the foundation for managing and synchronizing business events and provides business process technology that solves the challenges of both business process integration and application integration. Our Process Manager enables our customers to define and enhance business processes and easily change the processes with minimal customization. This enables our customers to define integration requirements through graphical workflow, business process models and rules-based logic.

    When business processes change, the workflow and process models are easily adapted to reflect the desired interaction among trading partners. Our Process Manager provides the following benefits in business process modeling, integration and synchronization:

    - visualization of business processes for easier modeling;

    - synchronization and timing of business events;

    - integration of both manual and automated processes;

    - identification of potential difficulties before implementation of the business process model by simulating and validating a customer's proposed model;

    - availability of an enterprise-wide, real-time graphical dashboard of key performance indicators; and

    - ability to easily change enterprise processes and integration points.

  COMMUNITY MANAGER

    Our Community Manager provides a framework for establishing and managing a dynamic trading community while quickly, easily and remotely populating the communities with new participants. We leverage the capabilities of our B2B integration technology and process broker technology to connect and communicate across multi-enterprise trading communities and to support a diversity of trading relationships and transactions in an Internet-based, user-friendly environment.

    The Community Manager automates trading relationships by:

    - providing remote access by non-technical users to the system management, setup and administration of the trading community;

    - selecting and managing business processes through community business rules;

    - facilitating business analysis through access to logging and monitoring of business events that allows for exception management, problem resolution and informational alerts;

    - establishing profiles for trading community members through secure authentication and authorization that allows the members to define and manage the level of access to information provided to specific members of the trading community; and

    - creating a community catalog that maintains shared definitions using both XML and EDI.

  SUPPLY WEB COMPONENTS

    Our Supply Web components are Internet-based solutions for monitoring and managing a multitude of events across extended supply webs or within complex trading communities. These components aggregate information throughout the supply web or within a trading community so that the information can be shared among participating members. Designed to accommodate the volume and velocity of the information in supply webs and other complex trading communities, our Supply Web components manage by exception and alert participants when scheduled events do not occur. This alert notification works in conjunction with workflow rules to generate appropriate operational responses.

    We designed our Supply Web components using a common architectural framework. As a result, we can embed these components as modules in our applications or the applications developed by third parties, including third party warehouse management systems, SCM and ERP applications. This common architecture also allows third parties to develop additional components, either as extensions and modifications of our base components or solutions to different business problems.

    Our Inventory Visibility component provides aggregation and monitoring of inventory levels and product activity data within an enterprise and among the members of a trading community. Our Inventory Visibility component captures data fragments from various sources and presents this information in a single, up-to-date view of inventory status across multiple enterprises and in the extended supply web. Additionally, the Inventory Visibility component translates inventory descriptions into a single community language to enable comprehensive inventory visibility and effective management. Using this application, all parties along the supply web are able to track and monitor each other's inventory status, enabling greater efficiency and quicker, more reliable supply web performance.

    Our Shipment Visibility component provides a multi-enterprise, multi-leg view of shipments, orders and associated inventory throughout the trading community. This component permits trading partners to query and retrieve shipment information related to outstanding orders, which provides greater visibility into shipments throughout the supply web. Our Shipment Visibility component also:

    - provides current shipment details including scheduled departure and arrival times, as well as origin, routing and destination information and status;

    - allows users to view events associated with a shipment life cycle so they may intervene to assure that customer delivery dates are met; and

    - generates exception event alerts to enable users to take corrective actions.

PROFESSIONAL SERVICES

    E-BUSINESS VALUATION ASSESSMENT METHODOLOGY. Our professional services organization consists of over 85 consultants worldwide providing support to our customers and third-party systems integrators with the implementation of our e-business technology solutions. Incorporating our e-business valuation and assessment methodology, or e-VA, we assist customers and partners in rapidly developing e-business solutions. The e-VA methodology aligns inter- and intra-company processes and technology and identifies the business objectives that will provide identifiable gains for an organization. Once business objectives are determined and prioritized, we develop an implementation plan to achieve our objectives. E-VA is designed to help companies achieve rapid incremental returns while deploying our solutions.

    E-BUSINESS VALUE EXECUTION. To ensure global consistency of approach and quality, our professional services team utilizes our proprietary e-business value execution, or e-VX, full life cycle implementation methodology. Our consultants are trained in this methodology by our global training experts. This methodology enables us to service our large multi-national customers and third-party systems integrators globally with local resources in a seamless fashion. We emphasize this competitive advantage of our "think global, act local" deployment capability.

    CUSTOMER SUPPORT. Through our comprehensive customer service programs, the relationships we establish with our customers extend beyond initial systems implementations. We are a worldwide solutions provider with an engineering group of 45 technical support consultants. We offer our customers a choice of several levels of customer support, all of which provide dependable and timely resolution of technical inquiries. Customers covered by a support agreement have support available seven days a week and 24 hours a day. Customers can access our global support organization by using our toll-free telephone service, e-mail or by submitting support requests over the Internet. Progress of support requests can be monitored over the Internet. Our support web site provides customers with access to our knowledge database, product bulletins, product patches, product manuals, documentation updates, e-group discussion forums and customer feedback. Customers also have unlimited access to trained maintenance personnel.

    Customer satisfaction is a high priority for us. We use a third-party research company to evaluate our customers' satisfaction on a recurring basis. We use the customer feedback we receive to help identify, analyze and improve our customer service offerings. In addition, we maintain a job-rotation program between our support and professional services organizations, which provides an ongoing learning experience for our consultants and a greater knowledge base for our customers.

    TRAINING. We believe that effective training is a key component of delivering a comprehensive e-business solution. Our global training offers a full range of training courses, deliverable worldwide to a broad audience. Courses include introductions to our products, integration methodology, product extensions and workshops that tie multiple dimensions together. The curriculum is partitioned into basic, intermediate and advanced offerings that target audiences from business-oriented to highly technical. We offer certification in these roles since each plays a key part in planning, implementing and administering solutions. We conduct training and certification in centers located in Atlanta, Georgia; Beijing, China; London, U.K.; Singapore; Stockholm, Sweden; and Sydney, Australia.

SIGNIFICANT RELATIONSHIPS

    We have formed significant business relationships with leading organizations to increase our global market presence and sales and implementation capabilities. Through these relationships, we provide our customers with rapid implementations of our highly scalable e-business solutions.

    VALUE-ADDED RESELLERS. We market and sell our e-business solutions through value-added resellers, or VARs, including Origin Taiwan BV, and Logica UK Ltd. Many of our VARs specialize in providing solutions within the vertical markets and functional areas in which we focus. We intend to leverage our industry expertise with VARs to deliver solutions that accelerate our penetration in key vertical markets.

    GLOBAL SYSTEMS INTEGRATORS AND COMPONENT ASSEMBLY RELATIONSHIPS. We have informal relationships with many leading third-party systems integrators based on jointly pursuing customers and implementing our solutions. These relationships include Andersen Consulting, Cap Gemini, S.A., Ernst & Young, IBM Global Services, Asea Brown Boveri Inc., Electronic Data Systems Corporation, Origin International BV, BORN Information Systems, Inc. and iXL Enterprises, Inc. Many of these entities and others with which we have worked have significant e-business initiatives with Fortune 100 early adopter customers, which enables us to quickly reach key decision makers. In addition to reducing our sales cycle, these entities enable us to leverage our service organization and our ability to service more customers.

    SOFTWARE COMPANY RELATIONSHIPS. We have informal relationships with leading ERP, supply chain planning and supply chain execution software providers such as Ariba, SAP AG, J.D. Edwards World Solutions Corporation, Industri-Matematik International AB, IBM, Manhattan Associates, Inc., Microsoft Corporation and Tradeum Inc.

    TRADING COMMUNITIES. These communities are powerful relationships that give us access to all community members, enhancing our ability to sell e-business solutions to those members. We have informal relationships with trading communities such as CarrierPoint, Inc., ECnet, Inc. (formerly Advanced Manufacturing Online Ltd.), Industry Networks, InfoChain (formerly Marconi Data Systems, Inc.) Mainpath, Inc. and VLO Investments Pty Limited.

CUSTOMERS

    As of June 30, 2000, we had over 1,000 customers worldwide with over 3,200 product implementations. Many of our customers are Global 2000 organizations.

    The following are representative direct and indirect customers that use our software products:

                                        ENTERPRISES
American Standard, Inc.                        Kraft Jacob Suchard Erzeugnisse GmbH & Co. KG
Brown and Williamson Tobacco Corporation       Mars UK Limited
Carrefour SA                                   Ryder Integrated Logistics, Inc.
China Ocean Shipping (Group) Company           Schenker AB
DHL International, Ltd.                        Siemens Corporation
E.I. du Pont de Nemours and Company            Warner-Lambert
France Telecomm                                Wyle Systems, LLC

                                    TRADING COMMUNITIES
3Plex.com                                      Marconi Corporation plc
CarrierPoint, Inc.                             (Electronic Logistics Management Solutions)
China Communications Import and Export         Sony Systems Design International Pte. Ltd.
ECnet, Inc.                                    Swedish Pharmacy (apoteksbolaget)
IndustryNetworks.com, L.L.C.                   Telia Electronic Commerce
Mainpath, Inc.                                 UK Utilities
                                               Volvo AB

SELECTED CUSTOMER CASE STUDIES

    The following case studies illustrate how some of our customers are using our solutions:

  CARREFOUR SA

    Carrefour SA, based in Paris, France, which is the second largest retail organization in the world, operates more than 9,000 stores in 26 countries. These stores offer a wide variety of merchandise ranging from food and clothing to appliances and computers, as well as financial and optical services.

    OPPORTUNITY: Carrefour's strategic initiative for deploying an Efficient Customer Response application throughout its global operations called for a solution to link its internal applications and external suppliers. Located in 26 countries, Carrefour needed a robust solution with the breadth and depth of functionality to support a global supply web.

    SOLUTION: Carrefour has already implemented AMTrix in several countries to quickly and seamlessly integrate its merchandising and logistics applications. By using AMTrix, Carrefour avoided many classic point-to-point problems associated with hard-coded integration because our solution provided the insulation between its internal applications and its external trading partners. To date, AMTrix and its wide range of connectors have met more than 95% of Carrefour's requirements.

  CARRIERPOINT

    CarrierPoint, based in Atlanta, Georgia, is a collaborative transportation marketplace that drives value to both shippers and carriers by delivering contract management and dynamic spot market pricing tools for truckload and less-than-truckload shipments. CarrierPoint's Marketplace(SM) allows each participant to use the web to set up and retain control over their processes using their normal business rules.

    OPPORTUNITY: CarrierPoint differs from a typical load posting site in several important ways: dynamic matching based on weighted criteria on performance metrics other than price; private exchanges; contract management tools; automatic payment processing; data warehousing and a rating system for both carriers and shippers. CarrierPoint sought a strategic initiative for deploying their Dynamic Shipping Marketplace-TM- (DSM). As part of their strategy, CarrierPoint needed a system that provided an integration infrastructure between the company and the back-end systems of large shippers and carriers. This would allow their larger customers to create entries on their own ERP systems, without having to create duplicate entries on the company's web site.

    SOLUTION: CarrierPoint implemented our AMTrix integration broker to link the disparate systems and platforms within the exchange, and chose our supply web synchronization applications to provide visibility over customer shipments. AMTrix's robust, open, non-intrusive integration infrastructure reduced the barrier of entry, and, in turn, allowed CarrierPoint to integrate rapidly the back-end systems of their customers into DSM. CarrierPoint's new flexible infrastructure provides B2B integration for a wide range of system architectures, supports the multiple communication protocols and adapts to the customers' business and technical models.

  DHL INTERNATIONAL, LTD.

    DHL International, Ltd., the world's largest international air express carrier, operates in 228 countries with over 66,000 employees. DHL is organized into three geographical regions with Europe/Africa as the largest division, serving 118 countries.

    OPPORTUNITY: Running a demanding global operation under competitive pressure means that DHL must have a fully integrated system that supports the multiple data types and non-standard formats of both its divisions and its customer base in order to satisfy short delivery times and customer service requirements.

    SOLUTION: DHL adopted AMTrix as a core operational technology to run a decentralized operation in 11 countries. In combination with the implementation of AMTrix, DHL's Internet-based tracking option provides the ability to track any international shipment for a known airway bill number around the world. In addition, this information is available to the customer on a continuous, real-time basis. DHL benefits from improved data quality, lower costs, better quality control and greater customer satisfaction.

  ECNET, INC.

    Established in 1995, ECnet, Inc. is a leading e-market for the technology manufacturing industry. ECnet provides Internet-based supply chain management services for global technology manufacturers. ECnet's solutions enable collaborative efforts between manufacturers and their trading partners, tangibly improving effectiveness and efficiency.

    OPPORTUNITY: Unlike traditional software solutions, ECnet was striving for a non-proprietary, non-intrusive installation. To facilitate early market success, ECnet desired a neutral, browser-based system to connect multiple trading partners through the Internet. ECnet had to ensure that all community members could interact despite their use of disparate internal business systems.

    SOLUTION: ECnet implemented AMTrix as part of its B2B exchange service because AMTrix's flexible architecture supports information collaboration across multiple platforms via multiple communications protocols and message formats, allowing all community members to interface with one another and exchange information in real-time. ECnet uses AMTrix to support processes in supply chain management, including planning, procurement, order management, logistics, distribution and payment. Additionally, ECnet uses other AMTrix features including its FTP Communications Connector, E-mail Communication Connector, R/3 Connector for SAP and Datamapper for transaction mapping between format standards. ECnet also implemented our Connector Development Platform, which enables ECnet to create an interface into ERP applications and other technologies.

  RYDER INTEGRATED LOGISTICS, INC.

    Ryder Integrated Logistics, Inc., a business unit of Ryder System, Inc., provides leading-edge logistics, supply chain and transportation management solutions worldwide that support clients' entire supply chains, from sourcing of inbound raw materials through distribution and delivery of finished goods. Ryder currently serves client needs throughout North America, Latin America, Europe and Asia.

    OPPORTUNITY: Ryder Integrated Logistics, Inc. developed an e-Channels Solutions (ECS) offering to provide e-business logistics fulfillment solutions to the growing B2B and business-to-consumer market. ECS required a robust solution that could leverage current Ryder Integrated Logistics capabilities in warehousing and transportation management and rapidly connect to the legacy systems maintained by traditional brick and mortar trading partners and customers.

    SOLUTION: Ryder Integrated Logistics selected our integration broker and supply web synchronization components because they provided flexibility, a comprehensive view of supply chain operations and rapid integration of Ryder Integrated Logistics' transportation management system, multiple warehouse management systems and the myriad of legacy systems. By purchasing our supply web synchronization components, Ryder Integrated Logistics has cross-domain visibility of the inventory and shipments moving through its network.

SALES AND MARKETING

    We sell our products and professional services primarily through our direct sales organization, which is complemented by indirect sales through our strategic partners. Our sales and marketing efforts are focused on selling e-business solutions comprised of our integration software products and supply web components and solutions. We sell to new customers as well as our installed base of more than 1,000 customers. As of June 30, 2000, we had 131 employees in sales and marketing geographically dispersed throughout major global marketplaces. We have U.S. sales offices in Atlanta, Chicago, Dallas and Los Angeles and international sales offices in Australia, China, France, Germany, Hong Kong, Malaysia, the

Netherlands, Singapore, Sweden and the U.K. We also have alliance partners in all global markets who in most cases serve as both VARs and implementers of our products.

    Our sales process incorporates a consultative-based selling approach that leverages our supply chain domain expertise to position our products as a solution to our customers' business problems. We primarily target five industry vertical markets that we believe will derive significant supply web value from our products and professional services. These markets include third-party logistics, technology, consumer packaged goods, e-commerce and traditional retail and apparel. We believe our e-business consultative sales approach has allowed us to increase our average sales price and improve our successful close rate relative to our competitors. Our sales team is comprised of direct sales professionals, pre-sales technical engineers and industry focused supply web experts. Our direct sales professionals, with our industry experts, target specific accounts and develop supply web value-based propositions for penetration into those accounts. These value propositions are used as a vehicle for establishing a dialogue with our customers' senior management teams. Our pre-sales technical engineers provide technical product knowledge and solution architecture to assist the customer with their technical diligence requirements. Typically, our sales teams help customers identify short interval deployment projects that allow customers to realize value quickly upon purchasing our products.

    We focus our marketing efforts on educating potential customers, generating new sales opportunities and creating awareness of our products and their applications. We conduct a variety of marketing programs to educate existing and prospective customers in our target markets, including seminars, trade shows, direct mail campaigns, advertising, speaking engagements, white paper articles, press relations, interviews and industry analyst programs.

COMPETITION

    As a global provider of e-business applications and integration software and services, we believe that none of our competitors currently offer a solution that provides the full range of capabilities included in our product offerings. However, we are aware of a number of companies that provide a portion of the technologies we utilize and limited portions of our integration solutions. These companies generally can be grouped into three categories: (1) EAI software vendors that provide integration middleware and application connectors, including Active Software, Inc., Extricity Software Inc., New Era of
Networks, Inc., TIBCO Software Inc., Vitria Technology, Inc. and webMethods, Inc.; (2) third-party software companies that develop and license EDI formats and communication applications, including General Electric Information Services, Inc., Peregrine Systems Inc. and Sterling Software Inc.; and (3) traditional supply chain, ERP and transportation management system software vendors that develop client server business systems with integration components, including Descartes Systems Group Inc. and i2 Technologies, Inc.

    Our competitors and potential competitors may enhance their technologies or expand their market focus and compete with us directly. Our customers and strategic alliances also may become competitors in the future. Additionally, in-house IT departments may adopt a proprietary standard that is inoperable with our solution or makes our solution obsolete. Upon the occurrence of any of these events, we may face greater competition, and our business and operating results may be harmed.

    We believe that the key competitive factors affecting the market for trading community integration solutions include:

    - product functionality, flexibility, quality and performance;

    - ability to interact seamlessly among disparate systems, technologies and languages;

    - capability to support a large number of trading partners;

    - short implementation cycles and ease of deployment;

    - quality of consultative and professional services;

    - customer service and support; and

    - global depth of customers and strategic alliances.

    We believe that our solutions compete favorably with respect to these factors. However, our market is evolving rapidly and industry standards are continuing to change. We may not be able to maintain our competitive position compared to our existing or potential competitors, especially those that have greater financial, technical, marketing and other resources.

RESEARCH AND DEVELOPMENT

    We have development offices in Atlanta, Georgia; Dallas, Texas; Raleigh-Durham, North Carolina; Singapore; and Stockholm, Sweden. As of
June 30, 2000, our Global Product Division consisted of 91 employees, divided into the following groups:

    PRODUCT MANAGEMENT. Our product management group defines our product strategies and manages the introduction of products to market. The product introduction process includes:

    - program management of development activities;

    - management of product testing programs;

    - sales training;

    - deployment staff training; and

    - transition of new product releases to customer support.

    APPLICATION PRODUCT DEVELOPMENT. Our application product development group is responsible for development of our application components for dynamic trading community management. Our application development teams include solutions engineers, software engineers, quality analysts and development managers responsible for a specific component release. We employ a single team strategy with the goal of ensuring close communication and rapid development of releases through continuity of team members and simplicity of reporting structure.

    INFRASTRUCTURE PRODUCT DEVELOPMENT. Our infrastructure product development group is responsible for the development of our core integration broker technology, Connector Development Platform and process manager products.

    QUALITY ASSURANCE AND PLATFORM SUPPORT. Our quality assurance and platform support group designs and manages processes to identify and prevent software defects throughout the development cycle.

    We spent a total of $4.5 million, $3.2 million and $3.6 million in 1999, 1998 and 1997, respectively, on research and development activities. Of this amount, we capitalized software development costs of $422,000, $436,000 and $485,000 in 1999, 1998 and 1997, respectively. Amortization expense of $225,000 and $196,000 was charged in 1999 and 1998, respectively, and no amortization expense was charged in 1997.

INTELLECTUAL PROPERTY

    GENERAL. We rely on a combination of copyright, trade secret, trademark and trade dress laws, confidentiality procedures and contractual provisions to protect our proprietary rights in our products and technology. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We maintain trademarks to identify the source of our products, development tools and service offerings and rely upon trademark laws to protect our proprietary rights in these marks. These measures may not be sufficient to protect our proprietary rights, and we cannot be certain that third parties will not misappropriate our technology and use it for their own benefit. Further, we cannot assure you that our methods of protecting our proprietary rights in the U.S. or abroad will be adequate. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S. Also, most of these protections do not preclude our competitors from independently developing products with functionality or features substantially equivalent or superior to our software. Any failure to protect our intellectual property may have a material adverse effect on our business.

    LICENSES. Our license agreements are designed to prohibit unauthorized use, copying, transfer and disclosure of our software technology and contain confidentiality terms customary to the industry in order to protect our proprietary rights in our software. The provisions protecting our software technologies may be unenforceable under the laws of specific jurisdictions and foreign countries. Our license agreements generally warrant that our software will materially comply with our written documentation. We also warrant that we own or have the right to license the software we distribute and have not violated the intellectual property rights of others. Some customers currently use our AMTrix product without a written license agreement. We license our products in a format that does not permit the users to change the source code. In addition, because we treat the source code for our products as a trade secret, all employees and third parties who require access to the source code are required to sign nondisclosure agreements or are otherwise under a duty of confidentiality.

    PATENTS. We have patent rights pending before numerous countries throughout the world in accordance with the Patent Cooperation Treaty. We are seeking or plan to seek patent protection in Australia, Belgium, France, Germany, Israel, Japan, the Netherlands, Sweden, the U.K. and the U.S. generally relating to technology that defines systems, methods and articles for organizing automated electronic interchange. This technology involves the definition of data structures to be sent and received and organizes function blocks to control processing of data. There is no guarantee that our pending applications will result in issued patents or, if issued, will provide us with a competitive advantage.

    TRADEMARKS. We have trademark registrations on the AMTrix mark in Belgium, Denmark, Finland, France, Germany, Italy, Norway, Portugal, Sweden, Switzerland, the U.K. and the U.S.

    We also have trademark registrations on the Viewlocity mark pending in Australia, China, Japan, New Zealand, Singapore and the U.S. We have filed applications for the SmartSync and TradeSync marks in the U.S. In addition, we have a trademark registration on an Intel Messaging mark in Sweden. We cannot be certain that the trademark applications for these marks will be issued. As a result, we cannot assure you that our efforts to use and register these trademarks will ultimately be successful or that our use will not result in liability for trademark infringement, trademark dilution or unfair competition. We are active in policing our marks, and have filed an opposition in Europe against an applicant for the ACTRIX mark based on its similarity to our AMTrix mark.

    We also claim common law protections for the other marks we use in our business. Competitors of ours and others may adopt marks similar to ours or try to prevent us from using our marks, which may impede our ability to build brand identity and possibly leading to customer confusion.

    COPYRIGHTS. We do not currently have any of our software registered with the U.S. Copyright Office or any other foreign copyright office. We rely primarily on the U.S. Copyright Act and the laws of other countries to protect our software.

    THIRD-PARTY INTELLECTUAL PROPERTY. We license from third parties certain technologies that are incorporated into our products. If we lose access to these technologies, we may experience delays in developing and introducing new products and enhancements to our existing products while attempting to develop or access suitable replacement technology, which we may never be able to develop or access.

FACILITIES

    Our headquarters are located in Atlanta, Georgia. We currently lease approximately 24,000 square feet of office space at our Atlanta headquarters. The lease expires in October 2009. We also lease an additional 12,000 square feet of office space in Atlanta, Georgia and 18,000 square feet of office space in Dallas, Texas; these leases expire in September 2004 and November 2009, respectively. We also occupy office suites in Raleigh-Durham, North Carolina on a short-term basis.

    In addition to our U.S. offices, we have offices in North Sydney and Melbourne, Australia; Beijing and Shanghai, China; Paris and Grenoble, France; Munich and Bremen, Germany; Hong Kong; Kuala Lumpur; Malaysia; Amsterdam, the Netherlands; Solna and Gothenburg, Sweden; Singapore; and London, U.K.

Each of these offices occupies from approximately 1,000 to 26,000 square feet with lease terminations ranging from 2000 to 2003.

EMPLOYEES

    As of June 30, 2000, we had a total of 420 employees, including 91 in research and development, 131 in sales and marketing, 136 in professional services and product support and 62 in finance and administration. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers, directors and key employees, the positions held by them and their ages as of August 1, 2000, are as follows:

NAME                                     AGE      POSITION(S)
----                                   --------   -----------
EXECUTIVE OFFICERS AND DIRECTORS
Gregory Cronin.......................      53     Chairman of the Board, President and Chief Executive
                                                  Officer
Maurice A. Trebuchon.................      36     Executive Vice President and Chief Operating Officer
Stan F. Stoudenmire..................      48     Senior Vice President and Chief Financial Officer
Jeffrey B. Cashman...................      37     Senior Vice President of Global Business Development
                                                  and International Field Operations
Paul R. Leiske.......................      53     Senior Vice President of Global Customer Service
Leo Apotheker........................      46     Director
Olof Englund.........................      44     Director
Mark E. Hastings.....................      32     Director
William M. Stuek.....................      57     Director
Scott R. Tobin.......................      29     Director

KEY EMPLOYEES
Michael Handley......................      32     Senior Vice President and Chief Technology Officer
Michael Medin........................      46     Senior Vice President of Global Product Development for
                                                    e-Business Infrastructure
Robert de Souza......................      41     Senior Vice President and Chief Knowledge Officer
Christer Wahlander...................      48     Senior Vice President and Chief Science Officer

  EXECUTIVE OFFICERS AND DIRECTORS

    GREGORY CRONIN has served as our President and Chief Executive Officer and as a director since March 1999. Mr. Cronin has served as our Chairman of the Board since March 2000. From December 1997 to February 1999, Mr. Cronin served as executive vice president of Manhattan Associates, Inc., a provider of supply chain execution systems. From 1988 to November 1997, Mr. Cronin was employed by McHugh Software International, a provider of logistics execution systems, last serving as president and chief operating officer. From 1986 to 1988, he served as director of consulting services for IMI Systems, Inc., a software provider of warehouse management system solutions.

    MAURICE A. TREBUCHON has served as our Executive Vice President and Chief Operating Officer since November 1999. From 1988 to November 1999,
Mr. Trebuchon served in various positions with PricewaterhouseCoopers LLP, a national accounting firm, most recently serving as a partner in the firm's supply chain practice.

    STAN F. STOUDENMIRE has served as our Senior Vice President and Chief Financial Officer since May 1999. From May 1998 to April 1999, Mr. Stoudenmire was a financial consultant in the software and services industry. From
July 1997 to May 1998, Mr. Stoudenmire served as chief financial officer and vice president of finance and administration of Ross Systems, Inc., a supplier of enterprise resource planning systems and services. From 1987 to July 1997, Mr. Stoudenmire served in various positions with Mynd Corporation (formerly Policy Management Systems Corporation), a provider of applications software for the insurance industry, most recently serving as vice president and worldwide corporate controller.

    JEFFREY B. CASHMAN has served as our Senior Vice President of Global Business Development and International Field Operations since August 2000 and served as our Senior Vice President of Global Marketing and Business Development from April 1999 until August 2000. From September 1997 to

March 1999, Mr. Cashman served as senior vice president of marketing and business development of McHugh Software International. From 1995 to September 1997, Mr. Cashman served as an associate partner with Andersen Consulting, a national business consulting firm, in the firm's global supply chain strategy practice.

    PAUL R. LEISKE has served as our Senior Vice President of Global Customer Service since April 1999. From March 1998 to April 1999, Mr. Leiske served as vice president of customer service of Manhattan Associates, Inc. From 1993 to February 1998, Mr. Leiske served as vice president of implementation services of McHugh Software International.

    LEO APOTHEKER has served in various executive positions with SAP AG, an international enterprise software company, since July 1995, most recently serving as president of the Europe/Middle East/Africa region of SAP.
Mr. Apotheker is a member of SAP's Global Operational Management Team and Extended Executive Board. From 1994 to July 1995, he served as a managing partner at ABP Partners, a strategic management consulting firm specializing in global strategy definition and implementation for software companies. Previously, he was founder, president and chief operating officer of Ecsoft B.V., a software company based in Europe. He has been a director of Viewlocity since September 1999.

    OLOF ENGLUND has been an executive director of Frontec AB, an information technology services company that is publicly traded on the OM Stock Exchange (formerly the Stockholm Stock Exchange), since July 2000. From February 1999 to June 2000, Mr. Englund was chief executive officer and president of Frontec AB. Mr. Englund was a co-founder of Frontec AB in 1986. From August 1993 to January 1999, Mr. Englund was executive vice president, corporate affairs of Frontec AB. Prior to that time, Mr. Englund was chief financial officer of Frontec AB.
Mr. Englund is a director of Trio AB, a Swedish company focusing on computer-telephony integration software products. He has been a director of Viewlocity since February 1999.

    MARK E. HASTINGS has been a general partner at BCI Partners, a venture capital firm, since August 1997. From April 1994 to August 1997, Mr. Hastings was an associate at Edison Venture Fund, a venture capital fund. Mr. Hastings has been a director of Viewlocity since December 1999.

    WILLIAM M. STUEK has been a senior advisor to both Chase Capital Partners and The Beacon Group III-Focus Value Fund, L.P. since July 2000. From September 1999 to July 2000, Mr. Stuek was a limited partner with The Beacon Group, a merchant banking firm. From January 1998 to September 1999, Mr. Stuek was chairman and chief executive officer of System Software Associates, Inc., a provider of ERP software for industrial and manufacturing companies. From 1966 to December 1997, Mr. Stuek was an executive at IBM. Mr. Stuek has been a director of Viewlocity since April 2000.

    SCOTT R. TOBIN has been a general partner at Battery Ventures, a venture capital firm, since May 2000. Mr. Tobin served in various positions with Battery Ventures from August 1997 to May 2000, most recently serving as a principal. From December 1996 to August 1997, Mr. Tobin was an associate in the technology group of First Albany Corporation's corporate finance department. Prior to that time, Mr. Tobin was the director of corporate development at Future Vision, a software company. He has been a director of Viewlocity since February 1999.

  KEY EMPLOYEES

    MICHAEL HANDLEY has served as our Chief Technology Officer since August 2000 and served as our Senior Vice President of e-Business Application Development from February 2000 until August 2000. Mr. Handley was chairman and chief executive officer of Nexstep, Inc., a software development enterprise that focuses on visibility fulfillment solutions for Internet retail organizations, from January 1999 until our acquisition of Nexstep in February 2000. From September 1998 to February 1999, Mr. Handley was a senior manager of EXE Technologies, Inc., a provider of supply chain execution software. From
March 1998 to September 1998, Mr. Handley was a practice manager of Oracle Corporation, a systems software and business applications software provider. From 1993 to February 1998, Mr. Handley was vice president of development of Metasys, Inc., a transportation management software provider.

    MICHAEL MEDIN has served as our Senior Vice President of Global Product Development for e-Business Infrastructure since October 1999. From January 1997 to September 1999, Mr. Medin was a vice president of EAI professional services with subsidiaries of Frontec AB. From 1993 to December 1996, Mr. Medin served as a regional and product manager with a subsidiary of Frontec AB. From 1978 to 1992, Mr. Medin served in various product development positions with Ericsson and with Siemens, both multinational telecommunications companies.

    ROBERT DE SOUZA has served as our Senior Vice President and Chief Knowledge Officer since August 2000. From March 1991 to May 2000, Dr. de Souza was a professor and served in various positions at Nanyang Technological University in Singapore, including Director of the Masters program in Logistics, Deputy Director of the Design Research Centre, Co-Chair and Director of Intelligent Manufacturing Systems and Director of the Centre of Engineering and Technology Management. Dr. de Souza co-founded SC21 Pte, Ltd., a Singapore-based supply chain solutions firm, in November 1998 and served in various positions, most recently as Director, Vice Chairman and Chief Executive Officer. We acquired SC21 Pte, Ltd. in July 2000. Prior to 1991, Dr. de Souza served in various positions at Loughborough University of Technology in the United Kingdom, including senior researcher and consultant.

    CHRISTER WAHLANDER has served as our Chief Science Officer since August 2000 and served as our Chief Technology Officer from April 1999 to August 2000. From 1981 to April 1999, Mr. Wahlander led the research and development of the AMTrix and Process Manager technologies for Frontec AMT AB. At Frontec AMT AB,
Mr. Wahlander held several executive positions, including chief technology officer from June 1997 to March 1999, senior vice president of development from February 1996 to June 1997, and chief executive officer from 1987 to September 1996. During his tenure at Frontec AMT AB, he also served as president of a joint venture with Unisys Corporation, a provider of e-business solutions.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

    Upon the completion of this offering, our board of directors will be divided into three classes, each serving for staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Messrs. Englund and Tobin will be in the class of directors whose term expires at the 2001 annual meeting of stockholders. Messrs. Apotheker and Hastings will be in the class of directors whose term expires at the 2002 annual meeting of stockholders. Messrs. Cronin and Stuek will be in the class of directors whose term expires at the 2003 annual meeting of stockholders. Our bylaws provide that each class of directors will be elected by a plurality of all votes cast at the meeting and that the authorized number of directors may be changed only by resolution of the board of directors.

    Executive officers are appointed by the board of directors and serve until their successors have been elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

    Our audit committee consists of Mr. Hastings, chairman, and Messrs. Apotheker and Stuek. The audit committee reviews the results and scope of the audits and other services provided by our independent auditors. In addition, the audit committee reviews and evaluates our internal audit and control functions and makes recommendations to our board of directors regarding the selection of independent auditors.

    Our compensation committee consists of Mr. Tobin, chairman, and Messrs. Hastings and Englund. The compensation committee reviews the compensation and benefits of all our officers, reviews general policies relating to compensation and benefits of our employees and makes recommendations concerning these matters to our board of directors. The compensation committee also administers our stock incentive plan and employee stock purchase plan.

    Our executive committee consists of Messrs. Cronin, Hastings and Tobin. The executive committee has the authority to act on behalf of our board of directors in the management and direction of our business and affairs, to the extent authorized by resolution of a majority of the board of directors and subject to any limitations imposed by Delaware law.

DIRECTOR COMPENSATION

    Other than Mr. Apotheker, who receives $2,000 per meeting which he attends in person, directors do not currently receive compensation for services performed in their capacity as directors. We reimburse each director for reasonable expenses incurred in attending board and committee meetings. In addition, non-employee directors who are not associated with venture capital firms with an ownership interest in our company are eligible to receive options to purchase our common stock under our stock incentive plan. The board of directors determines the vesting schedule and exercise price for options granted to non-employee directors. In 1999, we granted to Mr. Apotheker options to purchase 170,000 shares of common stock at an exercise price of $1.00 per share. The options vest over four years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation we paid during the year ended December 31, 1999, to our Chief Executive Officer and our next three most highly compensated executive officers whose salary and bonus for 1999 exceeded $100,000. These executive officers are referred to as the Named Executive Officers elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL
                                                                   COMPENSATION(1)
                                                                 -------------------    ALL OTHER
NAME AND PRINCIPAL POSITION                             YEAR      SALARY     BONUS     COMPENSATION
---------------------------                           --------   --------   --------   ------------
Gregory Cronin......................................    1999     $161,958   $75,000      $     --
  Chairman of the Board,
  President and Chief
  Executive Officer
Stan F. Stoudenmire.................................    1999      102,295    35,000            --
  Senior Vice President and
  Chief Financial Officer
Jeffrey B. Cashman..................................    1999      147,091    30,000       125,991(2)
  Senior Vice President of
  Global Marketing and
  Business Development
Paul R. Leiske......................................    1999      125,070        --            --
  Senior Vice President of
  Global Customer Service

------------------------

(1) For a description of compensation arrangements, see "--Employment Agreements, Severance and Change of Control Arrangements."

(2) Consists of relocation expenses in connection with Mr. Cashman's employment with Viewlocity.

OPTION GRANTS IN LAST FISCAL YEAR

    In the year ended December 31, 1999, we did not grant any options to purchase shares of our common stock to any Named Executive Officer. In the year ended December 31, 1999, we granted options to purchase up to an aggregate of 4,767,896 shares to employees and directors. These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant as determined by our board of directors based on recent sales of our convertible preferred stock for cash to third-party investors. All of the options are non-qualified stock options. Typically, our options vest over four years, with 25% of the shares vesting six months after the grant date and the remaining shares vesting ratably each month thereafter. Our option grants typically have a term of ten years. Options granted to our employees in Sweden are generally exercisable immediately upon grant and expire four years from the date of grant.

STOCK OPTION AND OTHER COMPENSATION PLANS

  AMENDED AND RESTATED STOCK INCENTIVE PLAN

    We have established a stock incentive plan, which has recently been amended and restated. The plan is intended to promote our interests by providing employees and key persons the opportunity to purchase shares of common stock and to receive compensation based upon appreciation in the value of those shares. We have reserved 14,713,511 shares of common stock for issuance under this plan. The plan provides for the grant of four types of awards:

    - incentive stock options that qualify for tax benefits;

    - non-qualified stock options;

    - restricted stock awards; and

    - stock appreciation rights.

    Our plan is administered by the compensation committee of our board of directors. The compensation committee has the authority to determine to whom awards are granted, the terms of such awards, including the type of awards to be granted, the exercise price, the number of shares subject to awards and the vesting and exercisability of the awards. The terms of a stock option award granted under the plan generally may not exceed 10 years.

    As of June 30, 2000, we had outstanding options to purchase 5,213,890 shares of our common stock at a weighted average exercise price of $1.22 per share. As of June 30, 2000, we had issued 754,196 shares of common stock upon exercise of options granted under our stock incentive plan.

  EMPLOYEE STOCK PURCHASE PLAN

    In August 2000, our board of directors approved an employee stock purchase plan. We anticipate that our stockholders will approve this plan prior to completion of this offering. The stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code. The stock purchase plan will be effective upon completion of this offering and will allow employees to purchase common stock through payroll deductions. Participation in the stock purchase plan is voluntary. Employees may become participants in the stock purchase plan by authorizing payroll deductions up to a certain percentage of their base pay. At the end of each purchase period, each participant in the stock purchase plan will receive an amount of our common stock equal to the sum of that participant's payroll deductions during the period divided by 85% of the fair market value of our common stock at the beginning of the period. No employee may participate in the stock purchase plan if such employee owns or would own 5% or more of the voting power of our common stock.

    There are currently 2,500,000 shares of common stock reserved for issuance under the stock purchase plan. No shares will be sold by us to participants in the stock purchase plan until after the completion of this offering.

  401(K) PLAN

    We maintain a 401(k) plan qualified under Section 401(k) of the Internal Revenue Code. Under the 401(k) plan, a participant may contribute a maximum of 17% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit of $10,500 in calendar year 2000. The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of the board of directors, we may make discretionary profit-sharing contributions into the 401(k) plan for all eligible employees. During the year ended December 31, 1999, we made no such contributions.

EMPLOYMENT AGREEMENTS, SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

    Generally, we do not enter into employment agreements with our non-executive employees. The employment relationship with each such employee is "at will." However, we generally require each employee to enter into an agreement prohibiting the employee from disclosing or using any of our confidential or proprietary information without our permission and providing that the employee agrees to assign to us all inventions developed during the course of employment. In addition, the employee agrees not to solicit any of our customers or employees or, in some cases, to work for a competitor for a period of time after termination of his or her employment.

    In March 1999, we entered into an agreement with Gregory Cronin concerning the terms of his employment as Chief Executive Officer. The agreement provides for an annual salary of $200,000 and a bonus of up to $150,000. The bonus for the first 12 months will be at least $75,000, will be paid in two installments and will be based on performance objectives as determined by the board of directors. If Mr. Cronin's employment is terminated without cause and if Mr. Cronin executes a release, he is entitled to nine months severance pay. The agreement contains provisions restricting Mr. Cronin from soliciting our employees for a period of one year following any termination of his employment. In connection with his employment, Mr. Cronin purchased 2,768,421 shares of restricted stock at $1.00 per share that are subject to a time-based vesting schedule over four years, provided that vesting may be partially accelerated if Mr. Cronin's employment is terminated without cause or upon a change in control of the company.

    In March 1999, we entered into an agreement with Jeffrey B. Cashman concerning the terms of his employment as Senior Vice President of Global Marketing and Business Development. The agreement provides for an annual salary of $200,000, a signing bonus of $25,000 and a bonus of up to $100,000. The bonus for the first 12 months will be paid in two installments and will be based on performance objectives as determined by the Chief Executive Officer and the board of directors. If Mr. Cashman's employment is terminated without cause and if Mr. Cashman executes a release, he is entitled to six months severance pay. The agreement contains provisions restricting Mr. Cashman from soliciting our employees for a period of one year following any termination of his employment. In connection with his employment, Mr. Cashman purchased 830,525 shares of restricted stock at $1.00 per share that are subject to a time-based vesting schedule over four years, provided that vesting may be partially accelerated if Mr. Cashman's employment is terminated without cause or upon a change in control of the company.

    In March 1999, we entered into an agreement with Paul R. Leiske concerning the terms of his employment as Senior Vice President of Global Customer Service. The agreement provides for an annual salary of $185,000 and a bonus of up to $82,500. The bonus for the first 12 months will be based on performance objectives as determined by the Chief Executive Officer and the board of directors. If Mr. Leiske's employment is terminated without cause and if Mr. Leiske executes a release, he is entitled to six months severance pay. The agreement contains provisions restricting Mr. Leiske from soliciting our employees for a period of one year following any termination of his employment. In connection with his employment, Mr. Leiske purchased 411,187 shares of restricted stock at $1.00 per share that are subject to a time-based vesting schedule over four years, provided that vesting may be partially accelerated if Mr. Leiske's employment is terminated without cause or upon a change in control of the company.

    In May 1999, we entered into an agreement with Stan F. Stoudenmire concerning the terms of his employment as Senior Vice President and Chief Financial Officer. The agreement provides for an annual salary of $150,000 and a bonus of up to $35,000. The bonus will be based on performance objectives as determined by the Chief Executive Officer and the board of directors. If
Mr. Stoudenmire's employment is terminated without cause and if Mr. Stoudenmire executes a release, he is entitled to six months severance pay. The agreement contains provisions restricting Mr. Stoudenmire from soliciting our employees for a period of one year following any termination of his employment. In connection with his employment, Mr. Stoudenmire purchased 274,125 shares of restricted stock at $1.00 per share that are subject to a time-based vesting schedule over four years, provided that vesting may be partially accelerated if Mr. Stoudenmire's employment is terminated without cause or upon a change in control of the company.

    In October 1999, we entered into an agreement with Maurice A. Trebuchon concerning the terms of his employment as Executive Vice President and Chief Operating Officer. The agreement provides for an annual salary of $250,000, a signing bonus of $50,000 and a bonus of up to $250,000 annually. The bonus will be paid every six months and will be based on performance objectives as determined by the Chief Executive Officer and Mr. Trebuchon. If Mr. Trebuchon's employment is terminated without cause and if Mr. Trebuchon executes a release, he is entitled to nine months severance pay. In connection with his employment, Mr. Trebuchon purchased 892,500 shares of restricted stock at $1.00 per share that are subject to a time-based vesting schedule over four years, provided that vesting may be partially accelerated if Mr. Trebuchon's employment is terminated without cause or upon a change in control of the company.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Our amended and restated certificate of incorporation and bylaws provide that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and that we shall indemnify our officers, employees and agents to the fullest extent permitted under Delaware law.

    Our amended and restated certificate of incorporation also provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for:

    - any breach of the director's duty of loyalty to us or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - transactions from which the director derived an improper personal benefit.

    Any amendment, modification or repeal of these provisions will not eliminate or reduce the effect of these provisions for any act or failure to act, or any cause of action, suit or claim that would accrue or arise before any amendment, modification or repeal of these provisions. If Delaware law is amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors will be so further limited to the greatest extent permitted by Delaware law. This limitation of liability does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    We intend to enter into agreements to indemnify our executive officers and directors in addition to indemnification provided for in our amended and restated certificate of incorporation. These agreements, among other things, may require us to indemnify these individuals against liabilities that arise by reason of their status or services as officers and directors, other than liabilities arising from willful misconduct, and to advance expenses incurred as a result of any proceedings against them for which they could be indemnified.

    The Company intends to purchase a directors and officers liability insurance policy with appropriate coverages prior to the completion of this offering.

                           RELATED PARTY TRANSACTIONS

RESTRUCTURING

    Prior to our formation, the AMTrix software business was conducted by Frontec AB and its wholly owned subsidiaries. Effective January 1, 1999, Frontec AB consolidated the AMTrix business in certain of its subsidiaries through a series of asset and stock contribution agreements. In connection with the consolidation of the AMTrix business into regional subsidiaries, Frontec AB also acquired a wholly owned subsidiary currently known as Viewlocity Integra AB. Pursuant to a stock contribution agreement dated February 21, 1999, as amended, Frontec AB capitalized Viewlocity Integra by contributing all of the capital stock of each of the regional subsidiaries to Viewlocity Integra.

    On February 22, 1999, Frontec AB formed Viewlocity, Inc., as a Delaware corporation and on February 23, 1999, contributed to us all of the issued and outstanding shares of Viewlocity Integra in exchange for 34,062,058 shares of our common stock. As a result, Viewlocity Integra and the regional operating subsidiaries became wholly owned subsidiaries of Viewlocity. In addition to the acquisition of the Frontec subsidiaries, we also agreed to assume all of the Frontec AB liabilities relating to the AMTrix business.

    The holders of common stock, of which Frontec AB currently owns a majority, were allocated two seats on our board of directors, of which one seat is currently filled by Olof Englund and the other seat is vacant. This right to representatives on our board expires upon completion of this offering.

SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE WARRANTS

    In February 1999, we sold an aggregate of 10,000,000 shares of our Series A convertible preferred stock at a price of $1.00 per share and warrants to purchase an aggregate of 7,005,495 shares of Series B convertible preferred stock at an exercise price of $1.82 per share. The holders of the Series A convertible preferred stock were allocated two seats on our board of directors, of which one seat is currently filled by Scott R. Tobin and the other seat is currently filled by William M. Stuek, an independent director not affiliated with holders of the Series A convertible preferred stock. This right to representatives on our board expires upon completion of this offering.

    The holders of the warrants to purchase our Series B convertible preferred stock have irrevocably agreed to exercise the warrants on a cashless basis. Pursuant to the warrant agreements, the holders of the warrants will receive a number of shares of Series B convertible preferred stock equal to 7,005,495 multiplied by the difference between (a) the initial public offering price and
(b) $1.82, divided by the initial public offering price. The shares of Series A and Series B convertible preferred stock will automatically convert into an assumed aggregate of 15,411,745 shares of common stock upon completion of this offering.

SERIES C CONVERTIBLE PREFERRED STOCK

    In connection with the Series A and Series B convertible preferred stock transactions, we issued 2,000 shares of our Series C convertible preferred stock to Frontec AB in exchange for the cancellation of certain liabilities owed to Frontec AB in the approximate amount of $15.4 million. The shares of Series C convertible preferred stock will automatically convert into an assumed aggregate of 2,562,500 shares of our common stock upon completion of this offering.

SERIES D CONVERTIBLE PREFERRED STOCK

    On December 30, 1999, we sold an aggregate of 9,801,020 our shares of Series D convertible preferred stock at a price of $2.94 per share. On
March 29, 2000, we sold an additional 662,653 shares of our Series D convertible preferred Stock at $2.94 per share to certain of our executive officers. The holders of the Series D convertible preferred stock were allocated one seat on our board of directors, currently filled by Mark E. Hastings. This right to a representative on our board expires upon completion of this offering. The shares of Series D convertible preferred stock will automatically convert into 10,463,673 shares of common stock upon completion of this offering.

SERIES E CONVERTIBLE PREFERRED STOCK

    On April 18, 2000 and June 22, 2000, we sold 2,520,261 shares and 1,487,805 shares of our Series E convertible preferred stock, respectively, at a price of $6.17 per share. The shares of Series E convertible preferred stock will automatically convert into an aggregate of 4,008,066 shares of common stock upon completion of this offering.

    In connection with the convertible preferred stock financings described above, the following directors, executive officers and 5% stockholders purchased shares of preferred stock:

                                            NO. OF      NO. OF      NO. OF      NO. OF      NO. OF
                                          SHARES OF    SERIES B    SHARES OF   SHARES OF   SHARES OF
                                           SERIES A    PREFERRED   SERIES C    SERIES D    SERIES E      TOTAL        AGGREGATE
PURCHASER                                 PREFERRED    WARRANTS    PREFERRED   PREFERRED   PREFERRED     SHARES     CONSIDERATION
---------                                 ----------   ---------   ---------   ---------   ---------   ----------   -------------
Funds Affiliated with Battery Ventures
  IV, L.P...............................  10,000,000   7,005,495        --      340,136     194,489    17,540,120    $12,200,000
Frontec AB..............................          --         --      2,000           --          --         2,000    $15,363,000
Funds Affiliated with BCI Growth V,
  L.P...................................          --         --         --     3,401,361    194,490     3,595,851    $11,200,000
Gregory Cronin..........................          --         --         --      102,041          --       102,041    $   300,000
Maurice A. Trebuchon....................          --         --         --       68,027          --        68,027    $   200,000
Stan F. Stoudenmire.....................          --         --         --       23,810          --        23,810    $    70,000
Paul R. Leiske..........................          --         --         --       58,163          --        58,163    $   171,000
Jeffrey B. Cashman......................          --         --         --      144,558          --       144,558    $   425,000

    In connection with the above transactions, we also entered into an agreement with the investors in our Series A, B, D and E convertible preferred stock providing for registration rights with respect to the shares of common stock issuable upon conversion of the preferred stock. See "Description of Capital Stock--Registration Rights."

OPTIONS FOR FRONTEC AB EXECUTIVES

    In February 1999, we issued to certain executive officers and directors of Frontec AB options to purchase a total of 500,000 shares of our common stock, at an exercise price of $1.00 per share. We granted to each of Olof Englund, Bengt Wallentin, Christer Wahlander, Goran Tuvsedt and Sune Fogelstrom an option to purchase 100,000 shares of common stock. Christer Wahlander was an employee of Viewlocity at the time of the grant. These option holders exercised all of their options on or before April 4, 2000.

STOCK PURCHASE AND ESCROW AGREEMENT

    On March 12, 1999, we entered into a stock purchase and escrow agreement with Frontec AB, pursuant to which Frontec AB transferred to escrow 10,713,511 shares of our common stock then owned by Frontec AB. These escrowed shares were made available for grants of stock options, restricted stock or other grants to our employees, directors, consultants and other key persons provided that we purchase from Frontec AB any such shares for $.01 per share. As of December 31, 1999, 6,168,133 shares of restricted stock had been sold to certain of our officers and employees out of the escrowed shares in exchange for promissory notes, and we had paid Frontec AB $61,681 for such shares. On January 1, 2000, we purchased the remaining 4,545,378 shares of common stock from Frontec AB for $45,454 and terminated the escrow agreement.

RESTRICTED STOCK ISSUED TO EXECUTIVE OFFICERS

    Effective September 2, 1999, certain of our executive officers purchased escrowed shares of common stock pursuant to our stock incentive plan and individualized restricted stock agreements at $1.00 per share. The executive officers who acquired such shares were Gregory Cronin (2,768,421 shares), Stan
F. Stoudenmire (274,125 shares), Jeffrey B. Cashman (830,525 shares) and Paul R. Leiske (411,187 shares). Effective November 15, 1999, Maurice A. Trebuchon purchased 892,500 escrowed shares of common stock pursuant to our stock incentive plan and an individual restricted stock agreement at $1.00 per share. Each executive delivered to us a full recourse promissory note bearing a market rate of interest for the aggregate purchase price of the stock and entered into a restricted stock agreement that prohibits transfer of the shares prior to vesting and provides for forfeiture of any unvested shares upon termination of employment. The shares purchased generally vest over a four-year period immediately following the executive's date of employment. Each purchasing executive filed with the Internal Revenue Service an election to be taxed under
Section 83(b) of the Internal Revenue Code.

    In addition, stock option grants to directors and executive officers are described under the captions "Management--Director Compensation" and "Management--Executive Compensation."

LICENSE AGREEMENT WITH FRONTEC AB

    One of our wholly owned subsidiaries, Viewlocity AB, has an agreement with a subsidiary of Frontec AB pursuant to which Viewlocity AB grants to the Frontec AB subsidiary a world-wide non-exclusive right to market, sublicense and service the AMTrix product line. The initial term of the agreement ends November 1, 2002, and is thereafter subject to automatic two year extensions unless either party gives written notice of its intent to terminate the license. The agreement entitles the Frontec AB subsidiary to receive a 50% discount off of the list price for any AMTrix software it sublicenses (or a 70% discount for AMTrix software if sublicenses for EDI messaging only within the Nordic countries or to Nordic-based customers). In addition, the Frontec AB subsidiary receives 40% of the first year maintenance fee paid to Viewlocity AB by a customer if the Frontec AB subsidiary assisted in the sale of the maintenance contract. The Frontec AB subsidiary can also sell its own maintenance contracts directly to its customers, in which case Frontec AB is required to pay Viewlocity AB between 7% and 10.6% of the list price of the software being supported, depending on the level of support sold by the Frontec AB subsidiary. In 1999, we received license revenue of $638,000 and support revenue of $638,000 from Frontec AB in connection with this license arrangement.

FRONTEC AB GUARANTEE OF SINGAPORE LINE OF CREDIT

    We maintain a line of credit with a bank in Singapore providing borrowings of up to $200,000 for working capital purposes. Interest is payable at the bank's prime rate plus 1%. The line of credit is secured by a corporate guarantee by Frontec AB and has no significant covenants.

POLICY ON FUTURE TRANSACTIONS

    Our board of directors has adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors and principal stockholders or their family members and affiliates must be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or a majority of the disinterested stockholders, and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table presents information about the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of common stock offered by this prospectus, by:

    - each person or entity who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;

    - each of our directors;

    - each Named Executive Officer; and

    - all of our directors and executive officers as a group.

    Frontec AB, one of our stockholders, has granted to the underwriters the
option to purchase up to        shares of common stock to cover over-allotments.
Footnote (1) to the Principal and Selling Stockholders table below provides information concerning the stock holdings of Frontec AB after the offering if the over-allotment option is exercised in full.

    For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to the offering includes 32,485,376 common shares outstanding as of June 30, 2000, and 32,445,984 shares issuable upon the automatic conversion of our convertible preferred stock upon completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000. The shares issuable under these options are treated as if outstanding for computing the percentage ownership of the person holding these options, but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

    Except as noted below, the business address of the named beneficial owner is c/o Viewlocity, Inc., 3475 Piedmont Road, Suite 1700, Atlanta, Georgia 30305.

                                                          NUMBER OF SHARES
                                                         BENEFICIALLY OWNED      PERCENT BENEFICIALLY
                                                       -----------------------       OWNED AFTER
NAME OF BENEFICIAL OWNER                                 SHARES     PERCENTAGE         OFFERING
------------------------                               ----------   ----------   --------------------
Frontec AB (1)......................................   26,211,047      40.4%
Entities affiliated with Battery Ventures IV, L.P.
  (2)...............................................   15,946,370      24.6
Entities affiliated with BCI Growth V, L.P. (3).....    3,595,851       5.5
Gregory Cronin (4)..................................    2,870,462       4.4
Maurice A. Trebuchon (5)............................      960,527       1.5
Stan F. Stoudenmire (6).............................      297,935         *
Jeffrey B. Cashman (7)..............................      975,083       1.5
Paul R. Leiske (8)..................................      469,350         *
Leo Apotheker (9)...................................       56,694         *
Olof Englund (10)...................................   26,011,047      40.0
Mark E. Hastings (11)...............................    3,595,851       5.5
William M. Stuek (12)...............................    2,461,989       3.8
Scott R. Tobin (13).................................   15,946,370      24.6
All directors and executive officers as a group (10
  persons)..........................................   53,645,308      82.6

------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

 (1) Includes 300,000 shares held by executive officers and directors of Frontec AB. Frontec AB is located at Gardsvagen 7, S-169 70 Solna, Sweden. If the underwriters exercise their over-allotment in full,

     Frontec AB will sell        shares of common stock in this offering and
     would remain the beneficial owner of        shares of common stock.

 (2) Includes 15,707,175 shares held by Battery Ventures IV, L.P. and 239,195 shares held by Battery Investment Partners IV, LLC. Entities affiliated with Battery Ventures IV, L.P. are located at 20 William Street, Wellesley, MA 02181.

 (3) Includes 3,538,173 shares held by BCI Growth V, L.P. and 57,678 shares held by BCI Investors, LLC. Entities affiliated with BCI Growth V, L.P. are located at Glenpointe Centre West, Teaneck, NJ 07666-6883.

 (4) Includes 1,903,286 shares subject to repurchase by Viewlocity.

 (5) Includes 669,375 shares subject to repurchase by Viewlocity.

 (6) Includes 211,645 shares subject to repurchase by Viewlocity.

 (7) Includes 570,966 shares subject to repurchase by Viewlocity.

 (8) Includes 291,278 shares subject to repurchase by Viewlocity.

 (9) Includes 56,694 shares subject to options which are exercisable within 60 days of June 30, 2000.

 (10) Includes 25,911,047 shares held by Frontec AB. Mr. Englund is the chief executive officer and president of Frontec AB.

 (11) Includes 3,538,173 shares held by BCI Growth V, L.P. and 57,678 shares held by BCI Investors, LLC. Mr. Hastings is a general partner of BCI Partners, L.P.

 (12) Includes 2,291,921 shares held by The Beacon Group III--Focus Value Fund, L.P. Mr. Stuek is a senior advisor of The Beacon Group III--Focus Value Fund, L.P.

 (13) Includes 15,707,175 shares held by Battery Ventures IV, L.P. and 239,195 shares held by Battery Investment Partners IV, LLC. Mr. Tobin is a general partner of Battery Ventures.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, and 40,000,000 shares of preferred stock, $.01 par value per share. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws that we intend to adopt prior to the completion of this offering.

COMMON STOCK

    As of June 30, 2000, there were 32,485,376 shares of common stock outstanding. Upon the exercise of warrants to purchase shares of our Series B convertible preferred stock and the conversion of all outstanding shares of our convertible preferred stock, which will automatically occur upon closing of this offering according to the terms of our amended and restated certificate of incorporation, there will be an aggregate of 64,931,360 shares of common stock outstanding.

    The holders of common stock are entitled to one vote per share for the election of directors and on all other matters to be submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock that may be issued in the future, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors and paid out of funds legally available for that purpose. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 40,000,000 shares of preferred stock in one or more series. The board also has the right to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of any preferred stock issued, including dividend rights and rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock with greater rights, privileges and preferences than those applicable to the common stock may adversely affect the voting power, market price and other rights and privileges of the common stock, and may delay or prevent a change of control of our company.

REGISTRATION RIGHTS

    On June 22, 2000, we entered into a third amended and restated registration rights agreement with the holders of our Series A, B, D and E convertible preferred stock and warrants, pursuant to which investors holding an aggregate of 30,427,234 shares of common stock are entitled to certain rights with respect to the registration of these shares under the Securities Act.

    At any time, the holders of at least 20% of the shares of our common stock covered by the agreement may request that we register their shares under the Securities Act. If at any time we propose to register any of our common stock under the Securities Act, either for our own account or for the account of our stockholders, the holders of these shares are entitled to notice of registration and to include their shares of common stock in the registration. In addition, after we have been a reporting company under the securities laws for at least one year, and we have been filing Securities and Exchange Commission reports in a timely manner, any holder of shares covered by the registration rights agreement may request that we register all or part of their shares under the Securities Act, subject to a minimum anticipated aggregate price to the public of the shares covered by the requested registration. These registration rights are subject to conditions and limitations, among which is the right of the underwriters in an offering to limit the number of shares to be included in the registration.

WARRANTS

    On October 27, 1999, we entered into a convertible debenture financing with William Street Associates II, LLC. In connection with that transaction, we issued to William Street a warrant that expires on October 27, 2004, for the purchase of 393,750 shares of our common stock at a price of $1.00 per share. On November 12, 1999, we entered into an equipment lease financing agreement with CommVest, LLC and issued to CommVest a warrant that expires on November 12, 2004, for the purchase of 150,000 shares of our common stock at a price of $1.00 per share. On November 26, 1999, we entered into a line of credit agreement with Imperial Bancorp and issued to Imperial Bancorp a warrant that expires on November 26, 2006, for the purchase of 52,000 shares of our common stock at a price of $2.94 per share. Each of these warrants is subject to anti-dilution adjustment if we issue additional shares of capital stock prior to this offering at a price per share less than the applicable exercise price of the warrant.

ANTI-TAKEOVER EFFECTS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

ANTI-TAKEOVER PROVISIONS

    Our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of holders of common stock. As a result, preferred stock may be issued quickly and may adversely affect the rights of holders of common stock and may be issued with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult.

    Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting or by written consent. Our amended and restated certificate of incorporation provides that stockholder action may not be effected by written consent. The amended and restated certificate of incorporation also provides that the board is divided into three classes, with each director assigned to a class with a term of three years.

    Our amended and restated bylaws provide that, except as otherwise required by law, special meetings of our stockholders can only be called by the board of directors, the chairman of the board of directors, the chief executive officer or the president. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. These provisions of our amended and restated bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors, and to discourage certain types of transactions that may involve an actual or threatened change of control. Such provisions are designed to reduce vulnerability to an unsolicited acquisition proposal and, accordingly, may discourage potential acquisition proposals and may delay or prevent a change in control. These provisions may also have the effect of preventing changes in our management.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prevents publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for three years following the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of the statute, a "business combination" includes a merger, consolidation or sale of more than 10% of the assets of our company, and an "interested stockholder" is any entity or person beneficially owning 15% or more of the outstanding voting stock of our company and any entity or person affiliated with or controlling or controlled by such entity or person.

LISTING

    Our shares of common stock are proposed to be listed for quotation on the Nasdaq National Market under the symbol VIEW.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is SunTrust Bank, Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of our common stock in the public market after the offering may adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

    After this offering,         shares of our common stock will be outstanding,
assuming none of the outstanding stock options or warrants are exercised. Of
these shares, all of the         shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

    The following table indicates approximately when the 64,931,360 shares of our common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:

                                                        ELIGIBILITY OF RESTRICTED
                                                         SHARES FOR SALE IN THE
                                                              PUBLIC MARKET
                                                        -------------------------
On the date of this prospectus........................                  --
180 days after the date of this prospectus............          23,219,869
Thereafter upon expiration of one year holding
  periods.............................................          15,800,444
270 days after the date of this prospectus............          25,911,047

    Most of the restricted shares that will become available for sale in the public market starting 180 or 270 days after the date of this prospectus will be subject to volume and other resale restrictions under Rule 144 because the holders are our affiliates.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

    - 1% of the number of shares of common stock then outstanding, which will
      equal approximately       shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of sale on Form 144 is filed.

    Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the 90 days before a sale and who has beneficially owned restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with certain restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

    Our directors, officers and all of our stockholders, warrantholders and optionees holding shares and options to acquire shares of our common stock after this offering are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, or 270 days in the case of Frontec AB. Transfers or dispositions can be made sooner with the prior written consent of Chase Securities Inc. We have also entered into an agreement with Chase Securities Inc. that we will not, subject to certain exceptions, offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus.

REGISTRATION RIGHTS AND STOCK PLANS

    Some of our existing stockholders and warrantholders have the right to require us to register under the Securities Act up to 30,427,234 shares of their common stock at any time. All of these shares are subject to the lock-up agreements described above. Once we register these shares, they can be freely sold in the public market, subject to these lock-up agreements. See "Description of Capital Stock--Registration Rights."

    Immediately after this offering, we intend to file a registration statement under the Securities Act covering 17,213,511 shares of common stock reserved for issuance under our stock incentive plan and our employee stock purchase plan. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. As the number of shares reserved for issuance under these plans increases, we will file amendments to this registration statement covering the additional shares. As of June 30, 2000, options to purchase 5,213,890 shares of common stock were issued and outstanding. When the lock-up agreements described above expire, there will be vested options outstanding that will be exercisable to acquire 3,382,796 shares of common stock, based on options outstanding as of June 30, 2000. Accordingly, shares registered under that registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement
dated            , the underwriters named below, through their representatives,
Chase Securities Inc., Bear, Stearns & Co. Inc. and Wit SoundView Corporation, have severally agreed to purchase from us the respective numbers of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Chase Securities Inc........................................
Bear, Stearns & Co. Inc.....................................
Wit SoundView Corporation...................................

                                                              ---------
    Total...................................................
                                                              =========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are obligated to purchase all shares of common stock offered by us (other than those shares covered by the over-allotment option described below) if they purchase any shares.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                             PAID BY THE SELLING
                               PAID BY VIEWLOCITY                STOCKHOLDER
                           ---------------------------   ---------------------------
                           NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                           -----------   -------------   -----------   -------------
Per Share................    $              $              $    --        $
Total....................    $              $              $    --        $

    We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $           .

    The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess
of $     per share. The underwriters may allow and the dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have informed us that the underwriters do not intend to confirm discretionary sales of more than 5% of the shares of common stock offered in this offering.

    The selling stockholder has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase
up to        additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. The selling stockholder will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the sale of shares of common stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

    All of our stockholders, including officers, directors, principal stockholders, warrantholders and optionees who will own in the aggregate 70,741,000 shares of common stock after the offering, have agreed not to, without the prior written consent of Chase Securities Inc., sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus, or 270 days in the case of Frontec AB. We have agreed that we will not, without the prior written consent of Chase Securities Inc., sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under our stock option plans. Without the prior written consent of Chase Securities Inc., none of these additional options shall be exercisable during the 180 day period.

    At our request, the underwriters have reserved not more than  % of the shares of common stock offered hereby for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares such persons purchase. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Persons who purchase reserved shares will be required to agree that they will not, without the prior written consent of Chase
Securities Inc., sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus.

    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price will be prevailing market and economic conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and our prospects, the present state of our business operations, our management and other factors deemed relevant.

    We have applied for quotation of the common stock on the Nasdaq National Market under the symbol VIEW.

    Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. This stabilizing, if commenced, may be discontinued at any time.

    A prospectus in electronic format is being made available on an Internet website maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. As of the date of this prospectus, attorneys with Morris, Manning and Martin, L.L.P. own approximately 21,070 shares of our common stock. King & Spalding has served as counsel for the underwriters in connection with this offering.

                                    EXPERTS

    The financial statements of Viewlocity and Nexstep included in this prospectus to the extent and for the periods indicated in their reports have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information with respect to Viewlocity and the common stock offered hereby can be found in the registration statement and the exhibits and schedules thereto. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and the exhibits and schedules thereto may be inspected without charge, and copied at prescribed rates, at the Public Reference Room maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, Viewlocity is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Information concerning Viewlocity is also available for inspection at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    Viewlocity intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                       VIEWLOCITY, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
VIEWLOCITY, INC. AND SUBSIDIARIES

Report of Independent Accountants...........................     F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets...............................     F-3

  Consolidated Statements of Operations.....................     F-4

  Consolidated Statements of Changes in Stockholders' Equity
    (Deficit) and Comprehensive Income......................     F-5

  Consolidated Statements of Cash Flows.....................     F-6

  Notes to Consolidated Financial Statements................     F-7

VIEWLOCITY, INC. AND SUBSIDIARIES--UNAUDITED PRO FORMA
  FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Balance Sheet..............    F-28

Unaudited Pro Forma Consolidated Statement of Operations....    F-29

Notes to the Unaudited Pro Forma Financial Information......    F-30

NEXSTEP, INC.

Report of Independent Accountants...........................    F-31

Financial Statements:

  Balance Sheet.............................................    F-32

  Statement of Operations...................................    F-33

  Statement of Changes in Stockholders' Deficit.............    F-34

  Statement of Cash Flows...................................    F-35

  Notes to Financial Statements.............................    F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Viewlocity, Inc. and Subsidiaries:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity (deficit) and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Viewlocity, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        /s/ PRICEWATERHOUSECOOPERS LLP

                                        PricewaterhouseCoopers LLP

Atlanta, Georgia
July 28, 2000

                       VIEWLOCITY, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                          PRO FORMA
                                                                                                        STOCKHOLDERS'
                                                                    DECEMBER 31,                        EQUITY AS OF
                                                            -----------------------------   MARCH 31,     MARCH 31,
                                                                1998            1999          2000          2000
                                                            -------------   -------------   ---------   -------------
                                                                                                   (UNAUDITED)
                                                       ASSETS
Current assets:
  Cash and cash equivalents...............................    $  1,597        $  9,316      $  6,923
  Accounts receivable, net................................       5,323           4,827         7,881
  Other receivables.......................................         465             514           594
  Prepaid expenses and other current assets...............         216             719         1,070
                                                              --------        --------      --------

      Total current assets................................       7,601          15,376        16,468
Property and equipment, net...............................       1,415           2,383         3,786
Capitalized software development, net.....................         725             940           928
Goodwill and other intangibles, net.......................          --             104         4,723
Other non-current assets..................................         157             307           342
                                                              --------        --------      --------
      Total assets........................................    $  9,898        $ 19,110      $ 26,247
                                                              ========        ========      ========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................    $    866        $  4,650      $  2,605
  Short-term debt.........................................       2,650           2,708         2,701
  Payables to associated companies........................          --           1,320           145
  Capital lease obligations...............................          --             104           195
  Accrued expenses........................................       2,421           4,997         4,929
  Deferred revenues.......................................       1,922           1,453         2,857
                                                              --------        --------      --------
      Total current liabilities...........................       7,859          15,232        13,432
Payables to associated companies..........................      14,527              --            --
Capital lease obligations, less current portion...........          --             589           968
Deferred income taxes.....................................         351             324           309
Other.....................................................          83              --           110
                                                              --------        --------      --------
      Total liabilities...................................      22,820          16,145        14,819
                                                              --------        --------      --------

Commitments and contingencies

Redeemable, convertible preferred stock: issuable in
  series, $.01 par value; 39,998 shares authorized; 19,801
  shares issued and outstanding at December 31, 1999;
  20,464 shares issued and outstanding at March 31,
  2000....................................................          --          23,751        41,999      $     --
                                                              --------        --------      --------      --------

Stockholders' equity (deficit):
  Divisional equity (deficit).............................     (15,060)             --            --            --
  Convertible preferred stock: $.01 par value; 2 shares
    authorized; 2 shares issued and outstanding at
    December 31, 1999 and March 31, 2000..................          --              --            --            --
  Common stock: $.01 par value; 75,000 shares authorized;
    34,062 shares issued and outstanding at December 31,
    1999; 36,064 shares issued and outstanding at
    March 31, 2000........................................          --             341           361           645
  Additional paid in capital..............................          --          40,831        48,439        90,154
  Treasury stock: 3,998 shares held in treasury at March
    31, 2000..............................................          --              --           (40)          (40)
  Notes receivable from stockholders......................          --          (6,168)       (6,817)       (6,817)
  Deferred compensation...................................          --              --          (848)         (848)
  Retained earnings (deficit).............................          --         (57,318)      (73,064)      (73,064)
  Accumulated other comprehensive income..................       2,138           1,528         1,398         1,398
                                                              --------        --------      --------      --------
      Total stockholders' equity (deficit)................     (12,922)        (20,786)      (30,571)     $ 11,428
                                                              --------        --------      --------      ========
      Total liabilities and stockholders' equity
        (deficit).........................................    $  9,898        $ 19,110      $ 26,247
                                                              ========        ========      ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                       VIEWLOCITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                 ------------------------------   -------------------
                                                   1997       1998       1999       1999       2000
                                                 --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
Revenue:
  Licenses.....................................  $ 6,522    $ 6,767    $  8,849   $  2,246   $  3,439
  Support......................................    1,609      2,024       2,991        685        988
  Services.....................................    3,563      4,873       7,608      1,907      2,046
                                                 -------    -------    --------   --------   --------
        Total revenue..........................   11,694     13,664      19,448      4,838      6,473
                                                 -------    -------    --------   --------   --------
Cost of revenue:
  Licenses.....................................      162        362       1,024        161        155
  Support and services.........................    4,102      5,977      10,160      1,741      3,014
                                                 -------    -------    --------   --------   --------
        Total cost of revenue..................    4,264      6,339      11,184      1,902      3,169
                                                 -------    -------    --------   --------   --------
Gross profit...................................    7,430      7,325       8,264      2,936      3,304
                                                 -------    -------    --------   --------   --------
Operating expenses:
  Sales and marketing..........................    8,199      8,208      14,580      2,277      6,350
  Research and development.....................    3,132      2,784       4,045        634      3,611
  General and administrative...................    4,986      4,741       8,891      1,111      2,423
  Purchased research and development...........       --         --          --         --      5,200
  Deferred compensation expense................       --         --          --         --        914
  Depreciation and amortization................      756      1,061       1,088        219        601
                                                 -------    -------    --------   --------   --------
        Total operating expenses...............   17,073     16,794      28,604      4,241     19,099
                                                 -------    -------    --------   --------   --------
Operating loss.................................   (9,643)    (9,469)    (20,340)    (1,305)   (15,795)
                                                 -------    -------    --------   --------   --------
Other income (expense):
  Other, net...................................      279        (15)        (46)       (45)       (25)
  Interest, net................................      (53)      (191)         67        (33)       104
                                                 -------    -------    --------   --------   --------
        Other income (expense), net............      226       (206)         21        (78)        79
                                                 -------    -------    --------   --------   --------
Loss before provision (benefit) for income
  taxes........................................   (9,417)    (9,675)    (20,319)    (1,383)   (15,716)
                                                 -------    -------    --------   --------   --------
Provision (benefit) for income taxes...........      244        (45)         94         18         30
                                                 -------    -------    --------   --------   --------
Net loss.......................................  $(9,661)   $(9,630)   $(20,413)  $ (1,401)  $(15,746)
                                                 =======    =======    ========   ========   ========
Net loss per share:
  Basic and diluted............................  $ (0.28)   $ (0.28)   $  (0.60)  $  (0.04)  $  (0.51)
                                                 =======    =======    ========   ========   ========
  Weighted average shares used in
    computation................................   34,062     34,062      34,062     34,062     30,867
                                                 =======    =======    ========   ========   ========
Pro forma net loss per share (unaudited):
  Basic and diluted............................  $ (0.28)   $ (0.28)   $  (0.47)  $  (0.04)  $  (0.30)
                                                 =======    =======    ========   ========   ========
  Weighted average shares used in
    computation................................   34,062     34,062      43,858     35,676     53,238
                                                 =======    =======    ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                       VIEWLOCITY, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                 COMMON STOCK         PREFERRED STOCK
                                              -------------------   -------------------                              NOTES
                                 DIVISIONAL    NUMBER                NUMBER               ADDITIONAL               RECEIVABLE
                                   EQUITY        OF                    OF                  PAID IN     TREASURY       FROM
                                 (DEFICIT)     SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL      STOCK     STOCKHOLDERS
                                 ----------   --------   --------   --------   --------   ----------   --------   ------------
BALANCE DECEMBER 31, 1996......   $(12,318)        --      $ --         --      $   --     $    --      $  --       $    --

  Net loss.....................     (9,661)
  Contributions from parent....      8,017
  Change in translation
    adjustment.................
                                  --------    -------      ----      -----      ------     -------      -----       -------
BALANCE DECEMBER 31, 1997......    (13,962)        --        --         --          --          --         --            --

  Net loss.....................     (9,630)
  Contributions from parent....      8,532
  Change in translation
    adjustment.................
                                  --------    -------      ----      -----      ------     -------      -----       -------
BALANCE DECEMBER 31, 1998......    (15,060)        --        --         --          --          --         --            --

  Contributions from parent....        963
  Effect of separation.........     14,097     34,062       341                             22,467
  Issuance of preferred
    stock--series C............                                          2          --      15,363
  Repurchase of common stock...                                                                           (62)
  Issuance of common stock
    under stock incentive
    plan.......................                                                              6,106         62        (6,168)
  Issuance of warrants.........                                                                128
  Accretion of preferred
    stock......................                                                             (3,233)
  Net loss.....................
  Change in translation
    adjustment.................
                                  --------    -------      ----      -----      ------     -------      -----       -------
BALANCE DECEMBER 31, 1999......         --     34,062       341          2          --      40,831         --        (6,168)

  Repurchase of common stock...                                                                           (45)
  Issuance of common stock for
    acquisition................                 2,002        20                              5,866
  Issuance of common stock
    under stock incentive
    plan.......................                                                                950          5          (649)
  Deferred compensation related
    to grant of stock
    options....................                                                              1,762
  Amortization of deferred
    compensation...............
  Accretion of preferred
    stock......................                                                               (970)
  Net loss.....................
  Change in translation
    adjustment.................
                                  --------    -------      ----      -----      ------     -------      -----       -------
BALANCE MARCH 31, 2000
  (UNAUDITED)..................   $     --     36,064      $361          2      $   --     $48,439      $ (40)      $(6,817)
                                  ========    =======      ====      =====      ======     =======      =====       =======


                                                             ACCUMULATED         TOTAL
                                                                OTHER        STOCKHOLDERS'
                                   DEFERRED      RETAINED   COMPREHENSIVE       EQUITY
                                 COMPENSATION    EARNINGS       INCOME         (DEFICIT)
                                 -------------   --------   --------------   -------------
BALANCE DECEMBER 31, 1996......     $    --      $    --       $    66         $(12,252)
  Net loss.....................                                                  (9,661)
  Contributions from parent....                                                   8,017
  Change in translation
    adjustment.................                                  1,777            1,777
                                    -------      --------      -------         --------
BALANCE DECEMBER 31, 1997......          --           --         1,843          (12,119)
  Net loss.....................                                                  (9,630)
  Contributions from parent....                                                   8,532
  Change in translation
    adjustment.................                                    295              295
                                    -------      --------      -------         --------
BALANCE DECEMBER 31, 1998......          --           --         2,138          (12,922)
  Contributions from parent....                                                     963
  Effect of separation.........                  (36,905)                            --
  Issuance of preferred
    stock--series C............                                                  15,363
  Repurchase of common stock...                                                     (62)
  Issuance of common stock
    under stock incentive
    plan.......................                                                      --
  Issuance of warrants.........                                                     128
  Accretion of preferred
    stock......................                                                  (3,233)
  Net loss.....................                  (20,413)                       (20,413)
  Change in translation
    adjustment.................                                   (610)            (610)
                                    -------      --------      -------         --------
BALANCE DECEMBER 31, 1999......          --      (57,318)        1,528          (20,786)
  Repurchase of common stock...                                                     (45)
  Issuance of common stock for
    acquisition................                                                   5,886
  Issuance of common stock
    under stock incentive
    plan.......................                                                     306
  Deferred compensation related
    to grant of stock
    options....................      (1,762)                                         --
  Amortization of deferred
    compensation...............         914                                         914
  Accretion of preferred
    stock......................                                                    (970)
  Net loss.....................                  (15,746)                       (15,746)
  Change in translation
    adjustment.................                                   (130)            (130)
                                    -------      --------      -------         --------
BALANCE MARCH 31, 2000
  (UNAUDITED)..................     $  (848)     $(73,064)     $ 1,398         $(30,571)
                                    =======      ========      =======         ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                       VIEWLOCITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              THREE MONTHS
                                                                                                  ENDED
                                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                                          ------------------------------   -------------------
                                                            1997       1998       1999       1999       2000
                                                          --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
Cash flow provided by (used in) operating activities:
  Net loss..............................................  $(9,661)   $(9,630)   $(20,413)  $ (1,401)  $(15,746)
  Adjustments to reconcile net loss to cash flow
    provided by (used in) operating activities:
  Depreciation and amortization.........................      756      1,061       1,088        220        601
  Purchased research and development....................       --         --          --         --      5,200
  Stock-based compensation..............................       --         --          33         --        920
  Allowance for doubtful accounts.......................      (39)       117          67       (111)        52
  Deferred income taxes.................................       79       (229)        (27)       (21)       (15)
  Changes in assets and liabilities:
    Accounts receivable.................................     (463)      (885)        429       (702)    (2,919)
    Other receivables...................................     (142)      (210)        (49)        99        (80)
    Prepaid expenses and other current assets...........      171        (97)       (433)       (23)      (351)
    Accounts payable....................................      (36)      (142)      3,784        515     (2,144)
    Accrued expenses....................................     (266)       129       2,577        988       (211)
    Associated company payables, net....................    1,948     (1,223)      3,119      1,754     (1,175)
    Deferred revenue....................................      311      1,269        (470)      (142)     1,403
    Other...............................................      (34)      (198)       (138)       (74)       110
                                                          -------    -------    --------   --------   --------
        Net cash provided by (used in) operating
          activities....................................   (7,376)   (10,038)    (10,433)     1,102    (14,355)
                                                          -------    -------    --------   --------   --------
Cash flow used in investing activities:
  Capital expenditures..................................     (735)      (567)     (1,825)       (11)    (1,653)
  Capitalized software development costs................     (485)      (436)       (422)       (74)       (83)
  Acquisition of business...............................       --         --        (180)        --     (4,165)
                                                          -------    -------    --------   --------   --------
        Net cash used in investing activities...........   (1,220)    (1,003)     (2,427)       (85)    (5,901)
                                                          -------    -------    --------   --------   --------
Cash flow provided by financing activities:
  Borrowing (repayment) of short-term debt, net.........      (46)     2,419          58       (116)       (18)
  Borrowing under capital leases, net...................       --         --         693         --        470
  Issuance of common stock..............................       --         --          --         --        307
  Repurchase of common stock............................       --         --         (62)        --        (45)
  Issuance of preferred stock, net......................       --         --      20,518      9,950     17,278
  Capital contributions by Frontec AB...................    8,017      8,532          --         --         --
                                                          -------    -------    --------   --------   --------
        Net cash provided by financing activities.......    7,971     10,951      21,207      9,834     17,992
                                                          -------    -------    --------   --------   --------
Effect of exchange rate on cash flows...................    1,677        265        (628)      (866)      (129)
Net increase in cash....................................    1,052        175       7,719      9,985     (2,393)

Cash at beginning of period.............................      370      1,422       1,597      1,597      9,316
                                                          -------    -------    --------   --------   --------
Cash at end of period...................................  $ 1,422    $ 1,597    $  9,316   $ 11,582   $  6,923
                                                          =======    =======    ========   ========   ========
Supplemental cash flow information:
  Cash paid for interest................................  $    59    $   208    $    180   $     72   $    110
                                                          =======    =======    ========   ========   ========
  Cash paid for taxes...................................  $    89    $   177    $     46   $     14   $     30
                                                          =======    =======    ========   ========   ========
Noncash financing activities:
  Conversion of associated company payables to Series C
    convertible preferred stock.........................  $    --    $    --    $ 15,363   $ 15,363   $     --
                                                          =======    =======    ========   ========   ========
  Noncash capital contributions by parent...............  $    --    $    --    $    963   $    963   $     --
                                                          =======    =======    ========   ========   ========
  Deferred stock compensation...........................  $    --    $    --    $    128   $     --   $  1,762
                                                          =======    =======    ========   ========   ========
  Issuance of common stock for acquisition..............  $    --    $    --    $     --   $     --   $  5,886
                                                          =======    =======    ========   ========   ========
  Common stock issued for notes receivable..............  $    --    $    --    $  6,168   $     --   $    649
                                                          =======    =======    ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

1. ORGANIZATION

    Viewlocity, Inc. (referred to hereafter as "we," "Viewlocity" or the "Company"), a Delaware corporation, provides e-business applications and integration software and services that enable e-business networks and synchronize supply webs. Viewlocity's solutions for trading communities and e-business networks provide application integration, business-to-business integration and trading community management. Viewlocity was incorporated on February 22, 1999 as a wholly owned subsidiary of Frontec AB, a Swedish company publicly traded on the OM Stockholm Exchange (formerly the Stockholm Stock Exchange). Viewlocity was formed to be the new parent of Frontec AB's AMTrix software division.

    On February 23, 1999, Frontec AB transferred, at historical cost, the AMTrix business to Viewlocity through a series of asset contribution agreements. The assets transferred consisted of all of the assets relating to the AMTrix business, including customer relationships, license agreements with customers, accounts receivable, intellectual property and employees. Viewlocity also assumed all of the liabilities and obligations relating to the AMTrix business, including intercompany payables owed to Frontec AB and its other subsidiaries (the "Frontec AB Liabilities"). Shortly after the transfer, substantially all of the Frontec AB Liabilities were converted into equity of Viewlocity.

    Since our separation from Frontec AB, we have been further capitalized by the issuance of several series of convertible preferred stock to third party investors. These transactions are described further in Note 14 to the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

    We have ten wholly owned subsidiaries that operate in seven foreign countries. The consolidated financial statements include the accounts of Viewlocity and all of its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

  BASIS OF PRESENTATION

    The consolidated financial statements have been prepared using Frontec AB's historical basis in the assets and liabilities and historical results of operations and cash flows relating to the AMTrix business, since there was no change in control at the date of separation. These financial statements generally reflect our financial position, results of operations and cash flows as if we were a separate entity for all periods presented.

    Certain costs and expenses presented in these financial statements have been allocated primarily based on headcount or management estimates, depending on the nature of the expense. The primary expenses that were allocated related to corporate administrative functions, including administrative, legal, accounting and other corporate overheads. We believe that these allocations are reasonable, however, the financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future, or what they would have been had we been a separate entity during each of the periods presented.

  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    Data and information as of March 31, 1999 and 2000 and for the three months ended March 31, 1999 and 2000 are unaudited. In the opinion of our management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) presentation of the financial position and results of operations for those periods. The three month results are not necessarily indicative of the expected results for the year ending December 31, 2000.

  USE OF ESTIMATES AND SIGNIFICANT RISKS

    The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. The most significant estimates used in these financial statements include the valuation of capitalized software development costs, lives of intangible assets, taxes, the allowance for doubtful accounts receivable and the allocation of certain costs and expenses from Frontec AB. Changes in the facts or circumstances underlying these estimates could result in material changes and actual results could differ from these estimates.

    We have a history of recurring losses and negative cash flows from operations. Historically, we have funded our cash needs by capital contributions from Frontec AB and private equity financings. We believe that continued private financings or an initial public offering of common stock and the successful commercialization of our products and services will generate sources of liquidity and adequate capital to meet our annual cash needs. If we are unable to obtain additional financing when needed, we may be required to reduce the scope of our planned product development and marketing efforts, which may harm our business and operating results. We believe that available cash and cash equivalent and borrowings, including the net proceeds from our recent private placements of convertible preferred stock, will be sufficient to meet our capital needs and capital expenditures for at least the next 12 months.

    Our operations are subject to certain risks and uncertainties, including, among others, our limited operating history as an independent company, our history of unprofitability, our inability to fund our operations with cash generated from our business, operating results that are often volatile and difficult to predict, our dependence on one of our product offerings, our ability to develop new products and the market's acceptance of those new products, a highly competitive marketplace, our reliance on strategic relationships to market our products, our use of technology licensed from third parties, errors in our products, risks associated with significant international operations, lengthy sales cycles, the need to manage our growth, our acquisition strategy and the integration of our acquisitions, and the need to retain key personnel. Any of these factors could impair our ability to expand our operations or to generate significant revenues from those markets in which we operate. As a result of the above and other factors, our earnings and financial condition can vary significantly from quarter-to-quarter and year-to-year.

  REVENUE RECOGNITION

    Our revenue is generated primarily by licensing our software systems and providing support and professional services for those systems. We account for our software and support revenues in accordance with Statements of Position issued by the American Institute of Certified Public Accountants. In
October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition." SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions, and is effective for transactions entered into in fiscal years beginning after December 31, 1997. We adopted SOP 97-2 on January 1, 1998, and the

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) adoption did not have a material impact on our consolidated financial statements. Prior to January 1, 1998, we accounted for software transactions under Statement of Position 91-1, the previous guidance on revenue recognition for software transactions by the American Institute of Certified Public Accountants.

    Our software is generally licensed for a perpetual term by charging a license fee that grants the customer the right to use the software system that is currently available at the time the agreement is reached. License fees for software are recognized as revenue when there is persuasive evidence of an agreement, the software has been shipped, collectibility is probable and payment is due within one year. When payment terms are in excess of one year, we recognize the license fee as the payments become due. When licenses are sold through a reseller, we recognize revenue once the software system is shipped to the reseller's end-user customer and all other revenue recognition criteria have been met. When uncertainties exist relating to any of these criteria, the revenue is recognized when the uncertainty is resolved or cash is received.

    We provide telephone support and maintenance for our software systems under support agreements. Generally, these agreements provide unspecified software upgrades and technical support over a specified term, which is typically twelve months and renewable on an annual basis. Support contracts are usually paid in advance, and revenues from these contracts are recognized ratably over the term of the contract.

    We also provide professional services, including systems implementation and integration assistance, consulting and training, which are available under services agreements and contracted for separately from our license fees. These services are generally provided on a time and materials basis and, in some circumstances, under fixed price arrangements. Under fixed price arrangements, revenue is recognized on the basis of the estimated percentage of completion of the service provided. Changes in estimates to complete and losses, if any, are recognized in the period they are determined.

  GOODWILL AND OTHER INTANGIBLE ASSETS

    Identifiable intangible assets and goodwill are recorded and amortized over their estimated economic lives or periods of future benefit. The lives established for these assets are based on many factors, and are subject to change because of the nature of our operations. This is particularly true for goodwill, which reflects value attributable to the going-concern nature of acquired businesses, the stability of their operations, market presence and reputation. Accordingly, we evaluate the continued appropriateness of these estimated lives and recoverability of the carrying value of such assets based upon the latest available economic factors and circumstances.

    We amortize goodwill on a straight-line basis over an estimated life of up to 15 years for goodwill related to service company acquisitions and up to ten years for goodwill related to software company acquisitions. We believe these lives appropriately reflect the current economic circumstances for such businesses and the related period of future benefit. Other identifiable intangible assets are amortized on a straight-line basis over their estimated period of future benefit ranging from 2 to 15 years.

  IMPAIRMENT OF LONG-LIVED ASSETS

    We periodically evaluate the recoverability of our long-lived assets, including intangible assets. This evaluation consists of a comparison of the estimated future cash flows from the related operations with the then corresponding carrying values of those assets. If the expected future cash flows exceed the carrying

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) value of those assets, no impairment is recognized. If there is an impairment of value, it is recognized as an expense in the period it is determined. A rate considered to be commensurate with the risk involved is used to discount the cash flows for any recognized impairment.

  SOFTWARE DEVELOPMENT COSTS

    We capitalize certain costs incurred for the development of computer software that we intend to license to customers. We expense all research and development costs as they are incurred before a product becomes technologically feasible and after a product is generally available. Between the time a product is considered technologically feasible and when it is generally available, we capitalize the costs associated with the development.

    We begin amortizing capitalized software development costs once a product is generally available. Amortization is provided at the greater of the amount computed using (i) the ratio that current revenues for a product bear to the total of the current and anticipated future revenues of that product or (ii) on a straight-line basis over the estimated useful life of the related product, generally two to five years. As of each balance sheet date, we perform a net realizable value analysis and the amount by which unamortized software development costs exceeds the net realizable value, if any, is recognized as expense in the period it is determined.

  CASH AND CASH EQUIVALENTS

    We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

  PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost less accumulated depreciation. Leased property or equipment meeting certain criteria is capitalized and the related capital lease obligation is recorded as a liability. Depreciation is provided on a straight-line basis over the estimated useful life of the related asset, except for leasehold improvements, which are depreciated over the life of the related lease. Gains and losses on dispositions of property and equipment are determined based on the difference between the cash plus the fair value of any assets received (in the case of a non-monetary transaction) less the net book value of the asset disposed of at the date of disposition.

  FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    The functional currency for each of our foreign subsidiaries is generally the local currency of the country in which they operate. The assets and liabilities of these foreign operations were translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Income statement items were translated into U.S. dollars at the average exchange rate that prevailed during the reporting period. The net gains and losses that result from this translation are reported as foreign currency translation adjustments as a component of comprehensive income and are not included in the results of operations. Transaction gains and losses are included in the results of operations in the period that they occur and are not significant in any of the periods presented.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of our current assets and liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of our short-term debt approximates fair value based on floating interest rates. The carrying amount of our capital lease obligations approximate fair value based on insignificant differences between the rates being charged and market rates.

  INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  DIVISIONAL EQUITY (DEFICIT)

    Divisional equity (deficit) includes accumulated retained earnings (deficit) and capital contributions by Frontec AB.

  NET LOSS PER COMMON SHARE

    Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding assumes that the 34,062,058 shares issued upon our separation from Frontec AB were outstanding for the periods prior to the separation. Diluted net loss per common share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the treasury stock method, and from convertible securities using the as-if converted method. All potential common shares have been excluded from the computation of the dilutive net loss per common share for all periods presented because the effect would have been antidilutive. Such outstanding securities consist of the following:

                                                     DECEMBER 31,   MARCH 31,
                                                         1999         2000
                                                     ------------   ---------
                                                          (IN THOUSANDS)
Series A convertible preferred stock...............     10,000       10,000
Series B convertible preferred stock warrants
  outstanding......................................      7,005        7,005
Series D convertible preferred stock...............      9,801       10,464
Outstanding options................................      4,783        5,731
Outstanding warrants...............................        596          596
                                                        ------       ------
Total..............................................     32,185       33,796

    Additionally, our Series C convertible preferred stock is convertible into common shares only upon the consummation of a qualifying initial public offering. Assuming the aggregate fair market value of our company immediately prior to our initial public offering is greater than $150 million, our Series C

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) convertible preferred stock is convertible into common shares based on the calculation of $20.5 million divided by the initial public offering price per share.

  PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    Stockholders' equity has been presented on a pro forma basis to reflect the issuance of an assumed 5,411,745 shares of our Series B convertible preferred stock upon the cashless exercise of outstanding warrants and the conversion of all the outstanding shares of our Series A, B, C and D convertible preferred stock into an assumed aggregate of 28,437,918 shares of our common stock which will occur immediately upon the completion of our initial public offering as if the exercise and conversion had occurred on March 31, 2000. All references to pro forma information in the notes to the financial statements are unaudited.

  RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for all quarters of all fiscal years beginning after June 15, 2000. Currently, we do no utilize derivative financial instruments. Therefore, the adoption of SFAS No. 133 is not expected to have a material impact on our results of operations or financial position.

    In December 1999, the Securities and Exchange Commission ("SEC") issued SAB No. 101, "Revenue Recognition in Financial Statements." The SAB requires four basic criteria to be met before companies can record revenue. These are:
(a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller's price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured. Many of the examples in the SAB address situations that give rise to the potential for recording revenue prematurely. They include transactions subject to uncertainties regarding customer acceptance, including rights to refunds and extended payment terms, or require continuing involvement by the seller.

    In March 2000, the SEC issued SAB No. 101A, "Amendment: Revenue Recognition in Financial Statements," that delays the implementation date of certain provisions of SAB 101. The adoption of SAB 101 is not expected to have a material impact on our results of operations or financial position.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." The Interpretation poses and answers 20 separate questions dealing with APB 25 implementation practice issues.

    The Interpretation will be applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: (i) requirements related to the definition of an employee apply to new awards granted after December 15, 1998;
(ii) modifications that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998; and
(iii) modifications to add a reload feature to an award apply to modifications made after January 12, 2000. Financial statements for periods prior to July 1, 2000 will not be affected. The

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) adoption of Interpretation 44 is not expected to have a material impact on our results of operations or financial position.

3. ACCOUNTS RECEIVABLE

    Accounts receivable consists of the following:

                                                      DECEMBER 31,
                                                   -------------------   MARCH 31,
                                                     1998       1999       2000
                                                   --------   --------   ---------
                                                           (IN THOUSANDS)
Billed receivables...............................   $5,442     $4,994     $7,351
Unbilled receivables.............................       37         56        806
Less: allowance for doubtful accounts............     (156)      (223)      (276)
                                                    ------     ------     ------
                                                    $5,323     $4,827     $7,881
                                                    ======     ======     ======

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                        ESTIMATED        DECEMBER 31,
                                       USEFUL LIFE    -------------------   MARCH 31,
                                         (YEARS)        1998       1999       2000
                                       ------------   --------   --------   ---------
                                                              (IN THOUSANDS)
Computer equipment and software......         2-5      $1,880    $ 3,010     $ 4,089
Furniture, fixtures and office
  equipment..........................         4-7       1,310        668       1,026
Leasehold improvements and other.....        2-10         449        483         616
                                                       ------    -------     -------
                                                        3,639      4,161       5,731
Less: accumulated depreciation.......                  (2,224)    (1,778)     (1,945)
                                                       ------    -------     -------
                                                       $1,415    $ 2,383     $ 3,786
                                                       ======    =======     =======

    Depreciation expense was $756,000, $866,000, $857,000 and $278,000 in 1997,
1998, 1999 and the three months ended March 31, 2000, respectively.

5. CAPITALIZED SOFTWARE DEVELOPMENT

    Capitalized software development consists of the following:

                                                       DECEMBER 31,
                                                    -------------------   MARCH 31,
                                                      1998       1999       2000
                                                    --------   --------   ---------
                                                            (IN THOUSANDS)
Balance, beginning of period......................   $ 485      $  921     $1,343
Amount capitalized................................     436         422         83
                                                     -----      ------     ------
Balance, end of period............................     921       1,343      1,426
Less: accumulated amortization....................    (196)       (403)      (498)
                                                     -----      ------     ------
                                                     $ 725      $  940     $  928
                                                     =====      ======     ======

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

5. CAPITALIZED SOFTWARE DEVELOPMENT (CONTINUED)
    We spent a total of $3.6 million, $3.2 million and $4.5 million in 1997, 1998 and 1999, respectively, on research and development activities. Of this amount, we capitalized software development costs of $485,000, $436,000, and $422,000 in 1997, 1998 and 1999, respectively. No amortization expense was charged in 1997, and $196,000 and $225,000 was charged in 1998 and 1999, respectively.

    We spent a total of $3.7 million on research and development activities during the three months ended March 31, 2000. Of this amount, we capitalized software development costs of $83,000. Amortization expense for the period was $95,000.

6. SHORT-TERM DEBT

    Short-term debt consists of the following:

                                                      DECEMBER 31,
                                                   -------------------   MARCH 31,
                                                     1998       1999       2000
                                                   --------   --------   ---------
                                                           (IN THOUSANDS)
Note payable in Sweden...........................   $2,468     $   --     $   --
Note payable in the U.S..........................       --      2,490      2,490
Line of credit in Singapore......................      182        180        175
Other............................................       --         38         36
                                                    ------     ------     ------
                                                    $2,650     $2,708     $2,701
                                                    ======     ======     ======

    In 1999, we entered into a $2.5 million loan agreement with a bank in the U.S., in order to repay the note payable in Sweden that became due in November 1999. Interest is payable at the bank's prime rate plus 1%. The loan is collateralized by substantially all of our assets. The agreement contains restrictive covenants that require us to maintain, among other things, a ratio of debt to tangible net worth of 1 to 1. We must also maintain a ratio of cash to debt of 2 to 1. We expect to repay all outstanding balances under this agreement within one year from the balance sheet date.

    In connection with this loan agreement, we issued the bank a warrant to purchase 52,000 shares of our common stock at $2.94 per share. The warrant may be exercised in whole or in part at any time on or before November 26, 2006. The fair value of the warrant, as determined using the Black-Scholes valuation model, was $29,000, which was recorded as an expense in 1999.

    We maintain an additional line of credit with a bank in Singapore providing borrowings of up to $200,000 for working capital purposes. Interest is payable at the bank's prime rate plus 1%. The line of credit is collateralized by a corporate guarantee by Frontec AB and has no significant covenants. We expect to repay all outstanding balances under this agreement on or before December 31, 2000.

7. COMMITMENTS AND CONTINGENCIES

    We are subject to legal proceedings and claims that arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, our management does not believe the outcome of any of these legal matters will have a material adverse effect on our results of operations or financial position.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

8. LEASE COMMITMENTS

    In November 1999, we entered into an equipment lease facility with a leasing company for the purchase of equipment and software. Under this agreement, we can enter into draws against the facility up to a total of $3.2 million. The interest rate under the lease is fixed at 12.55%. Principal and interest is payable under each draw in 48 monthly installments. At lease expiration, we can purchase the equipment at 5% of the original cost.

    In connection with this lease facility, we issued the lessor a warrant to purchase 150,000 shares of our common stock at $1.00 per share. The warrant may be exercised in whole or in part at any time on or before November 12, 2004. The fair value of the warrant, as determined using the Black-Scholes valuation model, was $98,000, which will be amortized over the term of the lease facility.

    We lease office space, automobiles and certain other items under operating leases expiring through 2009. Rental expense for 1997, 1998 and 1999 was $906,000, $800,000 and $875,000, respectively. As of December 31, 1999, future minimum lease payments under our operating and capital leases are as follows:

                                                           OPERATING   CAPITAL
                                                           ---------   --------
                                                              (IN THOUSANDS)
2000.....................................................   $1,292      $ 184
2001.....................................................    1,254        217
2002.....................................................      968        221
2003.....................................................      722        302
2004.....................................................      742         10
Thereafter...............................................    3,906         --
                                                            ------      -----
                                                            $8,884        934
Less: amounts representing interest......................                (241)
                                                                        -----
                                                                          693
Less: current portion....................................                (104)
                                                                        -----
Capital lease obligation, net of current portion.........               $ 589
                                                                        =====

9. ACQUISITIONS

    On May 18, 1999, we completed the acquisition of a services company in Germany for approximately $180,000. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. The results of operations have been included with ours beginning on May 1, 1999, the effective date of the acquisition. The excess consideration above the fair value of net assets acquired of approximately $110,000 has been recorded as goodwill or other intangible assets. Supplemental pro forma information is not presented since this acquisition was not material to our consolidated results of operations.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

9. ACQUISITIONS (CONTINUED)

    On February 3, 2000, we completed the acquisition of Nexstep, Inc, a software development enterprise based in Plano, Texas, which focuses on visibility fulfillment solutions for Internet retail organizations. The aggregate consideration of approximately $10.1 million was paid by the issuance of 2,002,000 shares of our common stock and cash of approximately $4.2 million. Our board of directors determined the fair value of the common stock issued as part of the consideration to be $2.94 per share based on recent sales of our convertible preferred stock for cash to third-party investors. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. Nexstep's results of operations have been included with ours beginning on January 1, 2000, the effective date of the acquisition for accounting purposes. The excess consideration above the fair value of the net assets acquired was approximately $10.0 million. We have allocated the intangible assets as follows (in thousands):

                                                                      ESTIMATED
                                                                     USEFUL LIFE
                                                                       (YEARS)
                                                                     -----------
In-process research and development.....................  $ 5,200      n/a
Workforce...............................................      410          3
Goodwill................................................    4,438          6
                                                          -------
                                                          $10,048

    An independent appraiser estimated the fair market value of the intangible assets, including the in-process research and development ("IPR&D"). In addition to continuing the development of Nexstep's products, we intend to integrate their products with our solutions. We have recorded approximately $5.2 million in charges related to the estimated purchased IPR&D based on the income approach valuation method. This amount reflects the fair value of Nexstep's products, which were neither complete nor being marketed and will be used solely in our research and development activities. Consistent with our policy for accounting for costs to develop our software, these products are not capitalizable under SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" and have no alternative future use other than in research and development. For pro forma information related to this acquisition, see the unaudited pro forma financial statements elsewhere in this prospectus.

10. INCOME TAXES

    Historically, certain of our operations have, in effect, been included in the consolidated foreign income tax returns filed by Frontec AB. Companies in Sweden are assessed income taxes individually and not on a consolidated or group basis. However, Swedish income tax rules permit losses incurred by other companies within a group to be distributed through the use of annual group contributions. For tax purposes, these contributions are considered deductible by the paying corporation and income to the receiving corporation. Effectively, these contributions have transferred certain of our net operating loss carryforwards at their full value to Frontec AB. These contributions have been reflected in our financial statements as capital rather than income transactions and have been included in divisional equity (deficit).

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. INCOME TAXES (CONTINUED)
    We had no Federal or state income tax expense during any of the periods presented. The significant components of foreign income tax expense (benefit) are as follows:

                                                                                        THREE MONTHS
                                                      YEAR ENDED                           ENDED
                                                     DECEMBER 31,                        MARCH 31,
                                         ------------------------------------      ----------------------
                                           1997          1998          1999          1999          2000
                                         --------      --------      --------      --------      --------
                                                                  (IN THOUSANDS)
Current................................    $ 88         $ 176         $ 177         $  18         $  30
Deferred...............................     157          (221)          (83)           --            --
                                           ----         -----         -----         -----         -----
Total..................................    $245         $ (45)        $  94         $  18         $  30
                                           ====         =====         =====         =====         =====

    A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to loss before income taxes is as follows:

                                                                        THREE MONTHS
                                                                            ENDED
                                       YEAR ENDED DECEMBER 31,            MARCH 31,
                                    ------------------------------   -------------------
                                      1997       1998       1999       1999       2000
                                    --------   --------   --------   --------   --------
                                                       (IN THOUSANDS)
Income tax benefit at statutory
  rate............................  $(3,296)   $(3,387)   $(7,112)   $  (484)   $(5,501)
Increase (decrease) in provision
  from:
  Deferred tax asset valuation
    allowance.....................    1,171        129      7,154        528      3,499
  Goodwill and other intangible
    assets........................       --         --         --         --      1,948
  Effect of annual group
    contributions.................    1,704      2,227         --         --         --
  Differences in foreign and U.S.
    tax rates and other...........      666        986         52        (26)        84
                                    -------    -------    -------    -------    -------
Total.............................  $   245    $   (45)   $    94    $    18    $    30
                                    =======    =======    =======    =======    =======

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. INCOME TAXES (CONTINUED)
    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability relate to the following:

                                                                   THREE MONTHS
                                                 YEAR ENDED           ENDED
                                                DECEMBER 31,        MARCH 31,
                                             -------------------   ------------
                                               1998       1999         2000
                                             --------   --------   ------------
                                                       (IN THOUSANDS)
Deferred tax assets:
  U.S. net operating loss carryforwards....  $  3,034   $  8,285     $ 10,878
  Foreign net operating loss
    carryforwards..........................        --      3,015        4,074
  Deferred tax asset valuation allowance...    (3,034)   (11,264)     (14,916)
  Other....................................        --         38           23
                                             --------   --------     --------
Total deferred tax assets..................        --         74           59

Deferred tax liabilities:
  Capitalized software.....................      (203)      (263)        (250)
  Other....................................      (148)      (135)        (118)
                                             --------   --------     --------
Total deferred tax liabilities.............      (351)      (398)        (368)

Net deferred tax liabilities...............  $   (351)  $   (324)    $   (309)
                                             ========   ========     ========

    As of December 31, 1999, we had net operating loss carryforwards in the U.S. that expire at various times from 2012 through 2019 totaling approximately
$21.9 million and net operating loss carryforwards from foreign operations totaling approximately $9.6 million. As of March 31, 2000, we had net operating loss carryforwards in the U.S. that expire at various times from 2012 through 2020 totaling approximately $28.6 million and net operating loss carryforwards from foreign operations totaling approximately $13.2 million. Realization of the resulting deferred tax assets is dependent on future taxable income. We have recorded valuation allowances of $11.3 million as of December 31, 1999 and $14.9 million as of March 31, 2000 related to these deferred tax assets because we believe that it is unlikely that such assets will be realized, however, ultimate realization could be impacted by market conditions or other variables not known at this time. We will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets may be recognized in the future.

11. MAJOR CUSTOMERS AND SEGMENT INFORMATION

    We sell our products and services to a variety of customers, and no individual customer accounted for more than 10% of our revenues during 1997, 1998 or 1999.

    Our primary form of internal reporting is aligned with the offering of our products and services. Therefore, we believe that we operate in one segment. We do, however, derive a substantial portion of our revenue from our foreign operations. The following table presents revenue by geographic region based on

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

11. MAJOR CUSTOMERS AND SEGMENT INFORMATION (CONTINUED) country of invoice origin and identifiable and long-lived assets by geographic region based on the location of the assets.

                                             U.S.      EUROPE    ASIA/PACIFIC   ELIMINATION    TOTAL
                                           --------   --------   ------------   -----------   --------
                                                                 (IN THOUSANDS)
Year ended December 31, 1997
  Revenue to external customers..........  $ 1,861    $ 8,214       $1,619       $     --     $11,694
  Identifiable assets....................    4,553     23,584        2,296        (21,817)      8,616
  Long-lived assets......................      684      1,252          232             --       2,168

Year ended December 31, 1998
  Revenue to external customers..........  $ 3,745    $ 8,295       $1,624       $     --     $13,664
  Identifiable assets....................    3,644     28,737        2,135        (24,618)      9,898
  Long-lived assets......................      437      1,510          193             --       2,140

Year ended December 31, 1999
  Revenue to external customers..........  $ 3,346    $12,647       $3,455       $     --     $19,448
  Identifiable assets....................   39,152     28,391        3,758        (52,191)     19,110
  Long-lived assets......................    1,034      2,079          314             --       3,427

Three months ended March 31, 2000
  Revenue to external customers..........  $ 1,879    $ 3,038       $1,556       $     --     $ 6,473
  Identifiable assets....................   64,653     40,208        5,671        (84,285)     26,247
  Long-lived assets......................    6,996      2,036          405             --       9,437

12. EMPLOYEE BENEFIT PLANS

  RETIREMENT SAVINGS PLANS

    We maintain a defined contribution 401(k) profit-sharing plan and trust (the "401(k) Plan") in the U.S. Most full-time U.S. employees are eligible to participate in the 401(k) Plan. A participating employee, by electing to defer a portion of his or her compensation, may make pre-tax contributions to the 401(k) Plan of a percentage of his or her total compensation. Participant contributions and earnings are 100% vested at all times. We do not currently contribute to the 401(k) Plan, however, the 401(k) Plan provides us with the opportunity to contribute if we chose to in the future. We also maintain similar defined contribution plans for certain of our employees outside the U.S. We pay all expenses associated with the 401(k) Plan and similar plans, which have been minimal to date.

  EQUITY INCENTIVE PLANS

    In connection with our initial capitalization, Frontec AB transferred 10,713,511 shares of its Viewlocity common stock into escrow (the "Escrowed Shares"). We had the right to repurchase the Escrowed Shares from Frontec AB for their par value ($.01 per share) and issue the shares in the form of stock options,

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

12. EMPLOYEE BENEFIT PLANS (CONTINUED)
restricted stock or otherwise to employees, directors, officers, consultants and other key persons who make significant contributions to our welfare.

    On September 2, 1999, we implemented our stock incentive plan which provides for the granting of stock options, stock appreciation rights and restricted stock to employees, directors and consultants to the Company. The stock incentive plan is administered by the compensation committee of our board of directors. We have reserved 12,713,511 shares for issuance under our stock incentive plan, which is comprised of the 10,713,511 Escrowed Shares plus an additional 2,000,000 shares authorized by our board of directors and stockholders.

    Also on September 2, 1999, we exercised our right to purchase 6,168,133 of the Escrowed Shares for an aggregate purchase price of $61,681. Certain of our executive officers purchased Escrowed Shares pursuant to our stock incentive plan and individualized restricted stock agreements. The purchase price for the common stock was $1.00 per share, the fair market value at the date of purchase. The board of directors determined the fair market value of the underlying common stock on the purchase date based on recent sales of our convertible preferred stock for cash to third-party investors. Each executive delivered to us a full recourse promissory note bearing a market rate of interest of 7.1% for the aggregate purchase price of the stock and entered into a restricted stock agreement that prohibits transfer of these shares prior to vesting and provides for forfeiture of any unvested shares upon termination of employment. The shares purchased generally vest over a four-year period immediately following the executive's date of hire. The promissory notes become due and payable on the earlier of (i) December 31, 2001, (ii) twelve months after an initial public offering of the Company's common stock or (iii) ninety days following the effective date of termination of employment with the Company. On December 31, 1999, the aggregate amount of these promissory notes, excluding accrued interest, was $6,168,133, which is reflected on our balance sheet as notes receivable from stockholders. During the three months ended March 31, 2000, an additional $649,000 of full recourse promissory notes were accepted as payment for issuances of stock under our stock incentive plan.

    On January 1, 2000, we purchased the remaining 4,545,378 Escrowed Shares for an aggregate purchase price of $45,454. These shares, net of reissuances under our stock incentive plan during the three months ended March 31, 2000, are held in treasury. Treasury stock is held at cost and presented as a reduction of stockholders' equity. 3,997,651 shares were held in treasury at March 31, 2000.

    Options granted under our stock incentive plan generally have exercise prices equal to the fair value of the underlying common stock at the date of grant. Options granted to our employees in Sweden are generally exercisable immediately upon grant and expire four years from the date of grant. All other options generally vest over four years at the rate of 25% after six months of employment with the remaining vesting at a rate of 1/42 per month for the remaining 42 months and expire ten years from the date of grant unless otherwise specified in the option agreement. Our board of directors determined the fair values of the underlying common stock on the grant dates based on recent sales of our convertible preferred stock for cash to third party investors.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

12. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table summarizes information about stock option transactions under our stock incentive plan (in thousands, except per share data):

                                                                       THREE MONTHS
                                            YEAR ENDED                    ENDED
                                        DECEMBER 31, 1999             MARCH 31, 2000
                                      ----------------------      ----------------------
                                                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE
                                                    EXERCISE                    EXERCISE
                                       SHARES        PRICE         SHARES        PRICE
                                      --------      --------      --------      --------
Shares under option at beginning of
  period............................      --            --         4,783         $1.01
  Granted...........................   4,868         $1.01         1,476         $1.74
  Exercised.........................      --            --          (335)        $1.00
  Forfeited.........................     (85)        $1.00          (193)        $1.00
                                       -----                       -----
Shares under option at end of
  period............................   4,783         $1.01         5,731         $1.20
                                       =====                       =====
Shares under option exercisable at
  end of period.....................   2,534         $1.00         2,805         $1.00
                                       =====                       =====

    Included in the table above are options to purchase an aggregate of 400,000 shares of our common stock granted to four non-employee shareholders and directors of Frontec AB in connection with our separation. The aggregate fair value of these options, as determined using the Black-Scholes valuation model, was $124,000 and was included in the value of our common stock at the date of the separation. 200,000 of these options have been exercised as of March 31, 2000. Also included in the table above are options to purchase 100,000 shares of our common stock granted to a consultant. The fair value of these options as determined using the Black-Scholes valuation model was $59,000 which will be amortized over the term of the consulting agreement.

    Certain options granted during the three months ended March 31, 2000 resulted in deferred stock compensation, as the estimated fair value of the underlying common stock was greater than the exercise price on the date of grant. Our board of directors determined the fair value of the underlying common stock on the grant date based on recent sales of our convertible preferred stock for cash to third-party investors. The total deferred stock compensation associated with these options was approximately $1.8 million. This amount is being amortized over the respective vesting periods of these options, ranging from two to four years. Approximately $914,000 was amortized during the three months ended March 31, 2000.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

12. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table summarizes information about stock options outstanding at December 31, 1999 and March 31, 2000 (in thousands, except per share data):

December 31, 1999

                                       OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                          ----------------------------------------------   ---------------------------
                                     WEIGHTED AVERAGE   WEIGHTED AVERAGE              WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES   SHARES     REMAINING LIFE     EXERCISE PRICE     SHARES     EXERCISE PRICE
------------------------  --------   ----------------   ----------------   --------   ----------------
$1.00 to $2.00..........   4,753     6.8 years               $1.00          2,534          $1.00
$2.00 to $3.00..........      30     10.0 years              $2.94             --
                           -----                                            -----
                           4,783         6.8 years           $1.01          2,534          $1.00
                           =====                                            =====

March 31, 2000

                                       OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                          ----------------------------------------------   ---------------------------
                                     WEIGHTED AVERAGE   WEIGHTED AVERAGE              WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES   SHARES     REMAINING LIFE     EXERCISE PRICE     SHARES     EXERCISE PRICE
------------------------  --------   ----------------   ----------------   --------   ----------------
$0.00 to $0.99..........     598     9.8 years               $0.74            307          $0.74
$1.00 to $2.00..........   4,455     7.3 years               $1.00          2,457          $1.00
$2.00 to $3.00..........     678     9.3 years               $2.94             41          $2.94
                           -----                                            -----
                           5,731        7.8 years            $1.20          2,805          $1.00
                           =====                                            =====

    Pro forma information regarding net loss has been determined as if we had accounted for employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following weighted average assumptions for the year ended December 31, 1999:

Risk free interest rate.....................................     5.7%
Expected dividend yield.....................................       0%
Expected lives (years)......................................     6.8
Expected volatility.........................................       0%
Weighted average fair value of options granted at fair
  market value during the year..............................   $0.41

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

12. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The total value of the options granted, as calculated using the Black-Scholes valuation model, is amortized over the vesting periods of the options. Pro forma information required under SFAS No. 123 is as follows for the year ended December 31, 1999 (in thousands except per share data):


Net loss:
  As reported...........................................      $(20,413)
  Pro forma.............................................      $(21,236)

Basic and diluted net loss per share:
  As reported...........................................        $(0.60)
  Pro forma.............................................        $(0.62)

13. RELATED PARTY TRANSACTIONS

  ALLOCATION OF COSTS

    The consolidated financial statements have been prepared using Frontec AB's historical basis in the assets and liabilities and historical results of operations relating to the AMTrix product lines. These financial statements generally reflect the financial position, results of operations and cash flows of the AMTrix business as if it were a separate entity for all periods presented. Approximately $1.6 million, $1.2 million and $600,000 of allocated costs from Frontec AB for 1997, 1998 and 1999, respectively, have been included in general and administrative expenses. These represent costs that have been allocated for corporate administrative functions including administrative, legal, accounting and other corporate overheads. These expenses were primarily allocated based on headcount or management estimates depending on the nature of the expense. We believe that the allocations are reasonable, however, the financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future, or what they would have been had we been a separate entity during each of the periods presented.

  SALES TO RELATED PARTIES

    We recognized license revenue totaling $815,000, $730,000 and $638,000 in 1997, 1998 and 1999, respectively, and support revenue totaling $311,000 and $638,000 in 1998 and 1999, respectively, from Frontec AB as a reseller of our software products. Frontec AB remains a reseller of our software products and the terms of this reseller agreement are substantially the same as our other third-party resellers.

14. EQUITY TRANSACTIONS

  ISSUANCE OF COMMON STOCK

    On February 23, 1999, Frontec AB contributed the AMTrix business to us in exchange for 34,062,058 shares of our common stock, which represented all of the issued and outstanding common stock at that time.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

14. EQUITY TRANSACTIONS (CONTINUED)
    In connection with our initial capitalization, Frontec AB transferred the 10,713,511 Escrowed Shares, which we had the right to repurchase from Frontec AB for their par value ($.01 per share) and issue in the form of stock options, restricted stock or otherwise to employees, directors, officers, consultants and other key persons who make significant contributions to our welfare.

    Our common stock has voting rights entitling the holders to one vote per share. The holders of our common stock are entitled to dividends when, as and if such dividends are declared by our board of directors; however, a majority of the Series A, Series B and Series D convertible preferred stockholders must consent to the payment of such dividends.

  ISSUANCE OF SERIES C CONVERTIBLE PREFERRED STOCK

    In February 1999, our board of directors authorized the issuance of 2,000 shares of Series C convertible preferred stock to Frontec AB in exchange for the satisfaction and cancellation of substantially all debt owed to Frontec AB or any of its other subsidiaries at that time, which debt was approximately
$15.4 million.

    Except as provided by law, the holder of our Series C convertible preferred stock has no right to vote on any matter to be voted on by our stockholders. The Series C convertible preferred stock is convertible into common shares only upon the consummation of a qualifying initial public offering. Assuming the aggregate fair market value of our company immediately prior to our initial public offering is greater than $150 million, our Series C convertible preferred stock is convertible into common shares based on the calculation of $20.5 million divided by the initial public offering price per share. The holder of Series C convertible preferred stock is entitled to dividends when and if such dividends are declared by our board of directors; however, a majority of the Series A, Series B and Series D convertible preferred stockholders must consent to the payment of such dividends.

  ISSUANCE OF MANDATORILY REDEEMABLE, CONVERTIBLE PREFERRED STOCK

    In February 1999, our board of directors authorized the issuance of 10 million shares of Series A convertible preferred stock at $1.00 per share. These shares were issued in a series of two transactions that occurred on March 12, 1999 and April 9, 1999 resulting in net proceeds of $10.0 million.

    In connection with the issuance of the Series A convertible preferred stock, we issued the purchasers warrants to purchase 7,005,495 shares of Series B convertible preferred stock at $1.82 per share. These warrants may be exercised in whole or in part at any time on or before the earlier of March 8, 2004 or the date on which we consummate a qualifying initial public offering of our common stock. As of the date of these financial statements, the holders of these warrants have not exercised their right to purchase shares of Series B convertible preferred stock.

    On December 31, 1999, we completed a private placement of 9,801,020 shares of Series D convertible preferred stock at $2.94 per share. The proceeds, net of underwriter's commissions and other expenses, were $25.9 million. Net proceeds of $15.3 million were not received until January 2000. As such, this amount has been recorded as subscription receivables and netted against the value of the Series D convertible preferred stock on our balance sheet.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

14. EQUITY TRANSACTIONS (CONTINUED)
    In connection with the issuance of the Series D convertible preferred stock, we issued one of the purchasers a warrant to purchase 393,750 shares of our common stock at $1.00 per share. This warrant may be exercised in whole or in part at any time on or before November 12, 2004. As of the date of these financial statements, the holder of the warrant has not exercised its right to purchase shares of our common stock.

    On March 29, 2000, we completed a private placement of an additional 662,653 shares of Series D convertible preferred stock at $2.94 per share to certain of our officers and key employes. The proceeds, net of expenses, were $1.9 million.

    The Series A, Series B and Series D convertible preferred stock have voting rights entitling the holders to the number of votes per share equal to the number of shares of common stock into which each share of preferred stock is then convertible and to vote as a single class. Each share of Series A, Series B and Series D convertible preferred stock is convertible into one share of our common stock. The holders of Series A, Series B and Series D convertible preferred stock are entitled to dividends when and if such dividends are declared by our board of directors. The Series A, Series B and Series D convertible preferred stock is convertible at any time at the option of the holder, or automatically upon the consummation of a qualifying initial public offering.

    At any time after February 25, 2004, the holders of a majority of the outstanding shares of Series A, Series B and Series D convertible preferred stock, acting together, may request the redemption of all of their preferred stock in two equal installments. The first installment must be within 120 days of providing notice to the Company with the second installment one year later. The redemption price would be the greater of the then fair market value per share or the respective purchase price per share plus accrued but unpaid dividends, if any. As a result of the mandatory redemption feature on these series of convertible preferred stock, they have been excluded from stockholders' equity (deficit). We record periodic accretion under the interest method for the excess of the redemption value over the carrying value.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

14. EQUITY TRANSACTIONS (CONTINUED)
    The following table summarizes our mandatorily redeemable, convertible preferred stock transactions through March 31, 2000:

                                  SERIES A              SERIES B              SERIES D
                             -------------------   -------------------   -------------------
                              NUMBER                NUMBER                NUMBER
                                OF                    OF                    OF
                              SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     TOTAL
                             --------   --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS)
BALANCE AT DECEMBER 31,
  1998.....................       --    $    --         --     $   --         --    $     --   $     --

  Issuance of Series A
    convertible preferred
    stock..................   10,000      9,950                                                   9,950
  Issuance of Series D
    convertible preferred
    stock..................                                                9,801      25,904     25,904
  Series D convertible
    preferred stock
    subscription
    receivable.............                                                          (15,336)   (15,336)
  Accretion to redemption
    price..................               3,233                                                   3,233
                              ------    -------     ------     ------     ------    --------   --------
BALANCE AT DECEMBER 31,
  1999.....................   10,000     13,183         --         --      9,801      10,568     23,751

  Receipt of Series D
    convertible preferred
    stock subscription
    receivable.............                                                           15,336     15,336
  Issuance of Series D
    convertible preferred
    stock..................                                                  663       1,942      1,942
  Accretion to redemption
    price..................                 970                                                     970
                              ------    -------     ------     ------     ------    --------   --------
BALANCE AT MARCH 31,
  2000.....................   10,000    $14,153         --     $   --     10,464    $ 27,846   $ 41,999
                              ======    =======     ======     ======     ======    ========   ========

15. SUBSEQUENT EVENTS

    On April 18, 2000 and June 22, 2000 we completed private placements of 2,520,261 shares and 1,487,805 shares, respectively, of Series E mandatorily redeemable, convertible preferred stock at $6.17 per share. The proceeds, net of expenses, were approximately $24.6 million. The Series E convertible preferred stock has the same rights as the Series A, Series B and Series D convertible preferred stock.

    On June 21, 2000 we completed the acquisition of Electronic Data Transfer, SA, an EDI solutions provider for supply chains and a reseller of our AMTrix product based in Grenoble, France. The consideration to be paid for the acquisition of EDT consists of both cash and shares of our common stock. The total cash consideration due the shareholders of EDT is $1.0 million, half of which was paid at the closing, and the other half which is to be paid on December 31, 2000. In addition, to the cash consideration the shareholder of EDT will be issued shares of our common stock on December 31, 2000 and December 31, 2001. The aggregate number of shares of our common stock to be issued to EDT's

                       VIEWLOCITY, INC. AND SUBSIDIARIES

             (ALL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

15. SUBSEQUENT EVENTS (CONTINUED)
shareholders is determined by the value of our common stock during December 2000 and December 2001, and the maximum aggregate number of shares of our common stock issuable to the shareholders of EDT is 1,012,966. The issuance of the shares of our common stock on each of December 31, 2000 and December 31, 2001 is contingent upon the continued employment and services of certain of EDT's shareholders. The EDT acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition.

    On July 31, 2000 we completed the acquisition of SC21 Pte, Ltd., a software development enterprise based in Singapore that provides supply web visibility solutions for small to medium sized companies. The consideration to be paid for the acquisition of SC21 consists of both cash and shares of our common stock. At the closing, we issued 750,000 shares of our common stock to the shareholders of SC21, and paid them $1.0 million in cash. If all contingencies are met during the 17 month period following the closing, we will be obligated to issue to the shareholders of SC21 up to 450,000 additional shares of our common stock, and pay an additional $4.0 million in cash. The issuance of the additional shares of our common stock and payment of $2.0 million of the additional cash consideration is contingent upon the continued employment and services of certain of the shareholders of SC21. In addition, Nanyang Technical University (Singapore) had rights to certain of SC21's assets, and at the closing of the acquisition of SC21 we paid Nanyang Technical University (Singapore) $182,672 in satisfaction and extinguishment of those rights. The SC21 acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    On February 3, 2000, we completed the acquisition of Nexstep, Inc. ("Nexstep"), a software development enterprise based in Plano, Texas, which focuses on visibility fulfillment solutions for Internet retail organizations. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets and the liabilities assumed based on their estimated fair values at the date of acquisition. Nexstep's results of operation have been included with ours beginning on January 1, 2000, the effective date of the acquisition for accounting purposes.

    The pro forma financial information is based on our historical consolidated financial statements at December 31, 1999 and the financial statements of Nexstep at December 31, 1999. The unaudited pro forma balance sheet at December 31, 1999 reflects the combination of our historical consolidated December 31, 1999 balance sheet and the December 31, 1999 balance sheet of Nexstep. The unaudited pro forma statement of operations reflects the combination of our historical consolidated December 31, 1999 statement of operations with the December 31, 1999 statement of operations of Nexstep. The pro forma financial information is based on available information and certain assumptions that management believes are reasonable. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data.

    The pro forma financial information is provided for illustrative purposes only and does not purport to represent what our results of operations or financial condition would have been had this acquisition in fact occurred on such date or to project our results of operations or financial condition for any future period or date. The pro forma financial information and accompanying notes should be read in conjunction with our historical financial statements and the financial statements of Nexstep.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                DECEMBER 31, 1999
                                                           ---------------------------    PRO FORMA      PRO FORMA
                                                            VIEWLOCITY      NEXSTEP      ADJUSTMENTS    CONSOLIDATED
                                                           ------------   ------------   ------------   ------------
                                                       ASSETS
Current assets:
  Cash and cash equivalents..............................    $  9,316       $    141       $ (4,165)(1)   $  5,072
  Accounts receivable, net...............................       4,827            187                         5,014
  Other receivables......................................         514                          (150)(2)        364
  Prepaid expenses and other current assets..............         719              2                           721
                                                             --------       --------       --------       --------
    Total current assets.................................      15,376            330         (4,315)        11,171
Property and equipment, net..............................       2,383             28                         2,411
Capitalized software development, net....................         940                                          940
Goodwill and other intangibles, net......................         104                                          104
Nexstep intangible assets................................                                     9,171 (1)(3)      9,391
Other non-current assets.................................         307                                          307
                                                             --------       --------       --------       --------
    Total assets.........................................    $ 19,110       $    358       $  4,856       $ 24,324
                                                             ========       ========       ========       ========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................    $  4,650       $     99                      $  4,749
  Short-term debt........................................       2,708            161       $   (150)(2)      2,719
  Payables to associated companies.......................       1,320                                        1,320
  Capital lease obligations..............................         104                                          104
  Accrued expenses.......................................       4,997            144                         5,141
  Deferred revenues......................................       1,453                                        1,453
                                                             --------       --------       --------       --------
    Total current liabilities............................      15,232            404           (150)        15,486
Capital lease obligations, less current portion..........         589                                          589
Deferred income taxes....................................         324                                          324
                                                             --------       --------       --------       --------
    Total liabilities....................................      16,145            404           (150)        16,399
                                                             --------       --------       --------       --------
Commitments and contingencies
Redeemable, convertible preferred stock; issuable in
  series, $.01 par value; 39,998 shares authorized;
  19,801 shares issued and outstanding at December 31,
  1999...................................................      23,751                                       23,751

Stockholders' equity (deficit):
  Convertible preferred stock: $.01 par value; 2 shares
    authorized; 2 shares issued and outstanding at
    December 31, 1999....................................          --                                           --
  Common stock: $.01 par value; 75,000 shares authorized;
    34,062 shares issued and outstanding December 31,
    1999.................................................         341              3             17 (1)        361
  Additional paid in capital.............................      40,831                         5,866 (1)     46,697
  Notes receivable from stockholders.....................      (6,168)                                      (6,168)
  Retained earnings (deficit)............................     (57,318)           (49)          (877)(3)    (58,244)
  Accumulated other comprehensive income.................       1,528                                        1,528
                                                             --------       --------       --------       --------
    Total stockholders' equity (deficit).................     (20,786)           (46)         5,006        (15,826)
                                                             --------       --------       --------       --------
    Total liabilities and stockholders' equity
      (deficit)..........................................    $ 19,110       $    358       $  4,856       $ 24,324
                                                             ========       ========       ========       ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS.

                       VIEWLOCITY, INC. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEAR ENDED
                                         ------------------------------------------------------
                                             DECEMBER 31, 1999
                                         -------------------------    PRO FORMA     PRO FORMA
                                         VIEWLOCITY      NEXSTEP     ADJUSTMENTS   CONSOLIDATED
                                         -----------   -----------   -----------   ------------
Revenue:
  Licenses.............................   $  8,849                                   $  8,849
  Support..............................      2,991                                      2,991
  Services.............................      7,608      $  1,242                        8,850
                                          --------      --------                     --------
    Total revenue......................     19,448         1,242                       20,690
                                          --------      --------                     --------
Cost of revenue:
  Licenses.............................      1,024                                      1,024
  Support and services.................     10,160           507                       10,667
                                          --------      --------                     --------
    Total cost of revenue..............     11,184           507                       11,691
                                          --------      --------                     --------
Gross profit...........................      8,264           735                        8,999
                                          --------      --------                     --------
Operating expenses:
  Sales and marketing..................     14,580                                     14,580
  Research and development.............      4,045           501                        4,546
  General and administrative...........      8,891           282                        9,173
  Depreciation and amortization........      1,088                    $    877 (3)      1,965
                                          --------      --------      --------       --------
    Total operating expenses...........     28,604           783           877         30,264
                                          --------      --------      --------       --------
Operating loss.........................    (20,340)          (48)         (877)       (21,265)
                                          --------      --------      --------       --------
Other income (expense):
  Other, net...........................        (46)                                       (46)
  Interest, net........................         67            (1)                          66
                                          --------      --------                     --------
    Other income (expense), net........         21            (1)                          20
                                          --------      --------      --------       --------
Loss before provision (benefit) for
  income taxes.........................    (20,319)          (49)         (877)       (21,245)
                                          --------      --------      --------       --------
Provision (benefit) for income taxes...         94            --                           94
                                          --------      --------                     --------
Net loss...............................   $(20,413)     $    (49)     $   (877)      $(21,339)
                                          ========      ========      ========       ========
Net loss per share:
  Basic and diluted....................   $  (0.60)                                  $  (0.63)
                                          ========                                   ========
  Weighted average shares used in
    computation........................     34,062                                     34,062
                                          ========                                   ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS.

                       VIEWLOCITY, INC. AND SUBSIDIAIRES

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. DESCRIPTION OF TRANSACTION

    On February 3, 2000, we completed the acquisition of Nexstep, a software development enterprise based in Plano, Texas, which focuses on visibility fulfillment solutions for Internet retail organizations. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets and the liabilities assumed based on their estimated fair values at the date of acquisition. Their results of operation have been included with ours beginning on January 1, 2000, the effective date of the acquisition for accounting purposes.

2. PRO FORMA ADJUSTMENTS

    (1) To reflect the aggregate purchase price of approximately $10.1 million that was paid by the issuance of 2,002,000 shares of our common stock plus cash of approximately $4.2 million and to record the Nexstep intangible assets to be allocated upon purchase.

    (2) Pro forma adjustment to eliminate the balance of a loan made by us to Nexstep as of December 31, 1999.

    (3) Pro forma adjustment to amortize the Nexstep intangible assets.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Viewlocity, Inc. and Subsidiaries:

    In our opinion, the accompanying balance sheet and the related statement of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Nexstep, Inc. (the "Company") at December 31, 1999, and the results of its operations and its cash flows for the period from inception (January 26, 1999) through December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                        /s/ PRICEWATERHOUSECOOPERS LLP

                                        PricewaterhouseCoopers LLP

Atlanta, Georgia
April 4, 2000

                                 NEXSTEP, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1999

                                                                1999
                                                              --------
                                ASSETS
Cash and cash equivalents...................................  $140,919
Accounts receivable, net of allowance for doubtful accounts
  of $10,000................................................   187,814
Prepaid expenses and other current assets...................     1,868
                                                              --------
        Total current assets................................   330,601
Property and equipment, net.................................    27,836
                                                              --------
        Total assets........................................  $358,437
                                                              ========

                LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $ 99,148
  Accrued expenses..........................................   143,996
  Note payable to bank......................................    11,429
  Note payable to Viewlocity................................   150,000
                                                              --------
        Total current liabilities...........................   404,573
                                                              --------
Commitments and contingencies

Stockholders' deficit:
  Common stock: no par value; 1,500 shares authorized;
    1,500 shares issued and outstanding at December 31,
    1999....................................................     3,000
  Accumulated deficit.......................................   (49,136)
                                                              --------
        Total stockholders' deficit.........................   (46,136)
                                                              --------
        Total liabilities and stockholders' deficit.........  $358,437
                                                              ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 NEXSTEP, INC.

                            STATEMENT OF OPERATIONS

       PERIOD FROM INCEPTION (JANUARY 26, 1999) THROUGH DECEMBER 31, 1999

                                                                 1999
                                                              ----------
Consulting services revenue.................................  $1,242,433
Cost of consulting services.................................    (507,173)
                                                              ----------

Gross profit................................................     735,260

Operating expenses:
  Research and development..................................    (501,332)
  General and administrative................................    (281,932)
                                                              ----------

      Loss from operations..................................     (48,004)

Interest expense............................................      (1,132)
                                                              ----------

      Net loss..............................................  $  (49,136)
                                                              ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 NEXSTEP, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

   FOR THE PERIOD FROM INCEPTION (JANUARY 26, 1999) THROUGH DECEMBER 31, 1999

                                                         COMMON STOCK
                                                     --------------------   ACCUMULATED
                                                      SHARES    PAR VALUE     DEFICIT      TOTAL
                                                     --------   ---------   -----------   --------
Issuance of common stock to founders...............    1,500     $3,000                   $  3,000
Net loss...........................................                          $(49,136)     (49,136)
                                                      ------     ------      --------     --------
Balance at December 31, 1999.......................    1,500     $3,000      $(49,136)    $(46,136)
                                                      ======     ======      ========     ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 NEXSTEP, INC.

                            STATEMENT OF CASH FLOWS

   FOR THE PERIOD FROM INCEPTION (JANUARY 26, 1999) THROUGH DECEMBER 31, 1999

                                                                1999
                                                              ---------
Cash flow provided by operating activities:
  Net loss..................................................  $ (49,136)
  Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
    Depreciation and amortization...........................      2,115
    Allowance for doubtful accounts.........................     10,000
    Changes in assets and liabilities
      Increase in accounts receivable.......................   (197,814)
      Increase in prepaid expenses and other current
        assets..............................................     (1,868)
      Increase in accounts payable..........................     99,148
      Increase in accrued expenses..........................    143,996
                                                              ---------
          Net cash provided by operating activities.........      6,441
                                                              ---------

Cash flow used in investing activities:
  Purchases of property and equipment.......................    (29,951)
                                                              ---------
          Net cash used in investing activities.............    (29,951)
                                                              ---------

Cash flow provided by financing activities:
  Proceeds from issuance of common stock....................      3,000
  Proceeds from line of credit..............................     11,429
  Proceeds from note payable from Viewlocity................    150,000
                                                              ---------
          Net cash provided by financing activities.........    164,429
                                                              ---------

Net increase in cash and cash equivalents...................    140,919
Cash and cash equivalents, beginning of period..............         --
                                                              ---------
Cash and cash equivalents, end of period....................  $ 140,919
                                                              =========
Supplemental cash flow information:
  Cash paid for interest....................................  $   1,132
                                                              =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 NEXSTEP, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS

    Nexstep, Inc. (the "Company") was incorporated in 1998 and initially capitalized during January 1999. The Company was formed to design and develop visibility fulfillment solutions for Internet retail organizations. The Company's development effort was funded by consulting services provided to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximate fair value.

  CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. To minimize risk, ongoing credit evaluations of customers' financial condition are performed, although collateral generally is not required. At December 31, 1999, two customers accounted for 64% and 23% of gross accounts receivable. For the cumulative period from January 26, 1999 (date of inception) to December 31, 1999, three customers accounted for 43%, 20% and 15% of total revenue, respectively.

  PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

  RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

    Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the product

                                 NEXSTEP, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) is available for general release to customers. No software development costs were capitalized for the period from January 26, 1999 (date of inception) to December 31, 1999.

  REVENUE RECOGNITION

    The Company's revenue is primarily derived from consulting services provided to customers. Revenue from these consulting services is recognized as the related services are performed.

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                     ESTIMATED
                                                    USEFUL LIFE   DECEMBER 31,
                                                      (YEARS)         1999
                                                    -----------   ------------
Purchased software................................     3            $11,655
Furniture and office equipment....................    5 to 7         18,296
                                                                    -------
                                                                     29,951
Less: accumulated depreciation....................                   (2,115)
                                                                    -------
                                                                    $27,836
                                                                    =======

    Depreciation and amortization expense for the period from January 26, 1999 (date of inception) to December 31, 1999 was $2,115.

4. SHORT-TERM DEBT

  LINE OF CREDIT

    In February 1999, the Company entered into an agreement with a bank which provides for a $15,000 revolving line of credit which accrues interest monthly at the bank's prime rate plus 4.25%. At December 31, 1999, the Company had an outstanding balance on the revolving line of credit of $11,429. The balance on the line of credit was paid during January 2000.

    In December 1999, the Company entered into an agreement with Viewlocity which provides for a $150,000 term loan which accrues interest monthly at the rate of 12% annually. The balance of the term loan was due at the earlier date of an effective merger of the Company and Viewlocity or March 31, 2000. Subsequent to the purchase of the Company by Viewlocity, the balance of the note was accounted for as a component of the consideration paid by Viewlocity in the subsequent purchase of the Company.

5. COMMON STOCK

    Each share of common stock is entitled to one vote.

6. INCOME TAXES

    The Company qualifies as an S Corporation in the U.S. for federal and state income tax purposes. However, the State of Texas assesses franchise tax on capital at the entity level. Accordingly, a provision

                                 NEXSTEP, INC.

6. INCOME TAXES (CONTINUED)
has been made for this tax. Individual stockholders report their share of the U.S. taxable income or loss on their respective individual income tax returns.

7. COMMITMENTS AND CONTINGENCIES

    The Company leases its office space and certain office and computer equipment under noncancelable operating leases. Total rent expense under these operating leases was approximately $33,471 for the period from January 26, 1999 (date of inception) to December 31, 1999.

    Future minimum lease payments under noncancelable operating leases at December 31, 1999 are as follows:

                                                              DECEMBER 31,
YEAR ENDING DECEMBER 31,                                          1999
------------------------                                      ------------
2000........................................................    $27,134
2001........................................................     14,184
2002........................................................      5,412
                                                                -------
                                                                $46,730
                                                                =======

    We are subject to legal proceedings and claims that arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, our management does not believe the outcome of any of these legal matters will have a material adverse effect on our results of operations or financial position.

8. SUBSEQUENT EVENT

    Effective January 1, 2000, Viewlocity purchased all of the outstanding shares of the Company.

3.  Inside back page portrays the following:

    The title bar at the top of the page states "The Power to Manage Trading Communities."

    In the center of the page is a propeller diagram. In the center of the propeller is an oval with the stylized Viewlocity logo inside. In the top-left propeller is a photograph of a person putting together puzzle pieces. To the left of the propeller is the text "Connect" underneath which is the text "enterprise application integration." In the top-right propeller is a photograph of interlocking gears. To the right of the propeller is the text "Synchronize" underneath which is the text "supply web." In the bottom-right propeller is a photograph of two persons shaking hands in front of a world map. Underneath the propeller is the text "Collaborate" underneath which is the text "trading community networks." In the bottom-left propeller is a photograph of a person using the telephone with another person sitting behind him. Underneath the propeller is the text "Communicate" underneath which is the text "B2B integration."

    In the bottom left of the page is the following text: "Viewlocity is a leading global provider of e-business integration software that enables trading communities and their members to conduct B2B e-commerce in real-time."

    In the bottom right corner of the page is the stylized Viewlocity logo.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Shares

                                     [LOGO]

                                  Common Stock

                                 --------------

                                   PROSPECTUS
                               -----------------

CHASE H&Q                                               BEAR, STEARNS & CO. INC.
                                 WIT SOUNDVIEW
                               -----------------

                                        , 2000

                               -----------------

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    Until              , 2000 (25 days after the date of this prospectus), all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligations to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $17,761
National Association of Securities Dealers, Inc. fee........  $ 7,228
Nasdaq Stock Market listing fee.............................  $95,000
Accountants' fees and expenses..............................  $
Legal fees and expenses.....................................  $
Blue sky fees and expenses..................................  $
Transfer agent's fees and expenses..........................  $
Printing and engraving expenses.............................  $
Miscellaneous...............................................  $
Directors and officers insurance............................  $
                                                              -------
    Total expenses..........................................  $
                                                              =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our amended and restated certificate of incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Delaware General Corporation Law and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Such provisions provide that no director of Viewlocity shall have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director:

    - for any breach of the director's duty of loyalty to us or to our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - for voting or assenting to unlawful distributions; or

    - for any transaction for which the director derived an improper personal benefit.

    The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of our stockholders or otherwise.

    We intend to enter into agreements to indemnify our officers and directors in addition to indemnification provided for in our amended and restated certificate of incorporation. These agreements may require us to indemnify these individuals against liabilities that arise by reason of their status as officers or directors, other than liabilities arising from willful misconduct, and to advance expenses incurred as a result of any proceedings against them. In addition, we intend to purchase a directors and officers liability insurance policy with appropriate coverages.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our amended and restated certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

    The Underwriting Agreement filed as Exhibit 1.1 hereto also contains provisions pursuant to which certain officers, directors and controlling persons of Viewlocity may be entitled to be indemnified by the underwriters named therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, we have issued the securities set forth below that were not registered under Section 5 of the Securities Act of 1933, as amended:

    Prior to our formation, the AMTrix software business was conducted by Frontec AB and its wholly owned subsidiaries. Effective January 1, 1999, Frontec AB consolidated the AMTrix business in certain of its subsidiaries through a series of asset and stock contribution agreements. In connection with the consolidation of the AMTrix business into regional subsidiaries, Frontec AB also acquired a wholly owned subsidiary currently known as Viewlocity Integra AB. Pursuant to a stock contribution agreement dated February 21, 1999, as amended, Frontec AB capitalized Viewlocity Integra AB, by contributing all of the capital stock of each of the regional subsidiaries to Viewlocity Integra AB.

    On February 22, 1999, Frontec AB formed Viewlocity, Inc. as a Delaware corporation and on February 23, 1999, contributed to Viewlocity all of the issued and outstanding shares of Viewlocity Integra AB in exchange for 34,062,058 shares of our common stock. As a result, Viewlocity Integra AB and the regional operating subsidiaries became wholly owned subsidiaries of Viewlocity.

    In February 1999, we sold an aggregate of 10,000,000 shares of our Series A convertible preferred stock and warrants to purchase an aggregate of 7,005,495 shares of our Series B convertible preferred stock to Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC (collectively, "Battery"). Battery paid us an aggregate purchase price of $10.0 million for the Series A convertible preferred stock and the warrants to purchase Series B convertible preferred stock. The Series A convertible preferred stock may be converted into shares of our common stock, on a one for one share basis, subject to adjustment upon certain events. Battery may exercise the warrants to purchase the Series B convertible preferred stock in whole or in part at any time on or before the earlier of March 8, 2004, or the date on which we consummate this offering, at an exercise price of $1.82 per share, subject to adjustment upon certain events. The Series B convertible preferred stock may be converted into shares of our common stock, on a one to one share basis, subject to adjustment upon certain events. Additionally, the holders of the warrants to purchase our Series B convertible preferred stock have irrevocably agreed to exercise the warrants on a cashless basis. Pursuant to the warrant agreements, the holders of the warrants will receive a number of shares of Series B convertible preferred stock equal to 7,005,495 multiplied by the difference between (a) the initial public offering price and (b) $1.82, divided by the initial public offering price. Additionally, all of the outstanding shares of Series A convertible preferred stock and Series B convertible preferred stock will be converted into an aggregate of 15,411,745 shares of our common stock upon completion of this offering.

    In connection with the Series A and Series B convertible preferred stock transaction, we issued 2,000 shares of our Series C convertible preferred stock to Frontec AB in exchange for the satisfaction and cancellation of certain liabilities owed to Frontec AB in the approximate amount of $15.4 million. Pursuant to its terms, the Series C convertible preferred stock will convert into 2,562,500 shares of our common stock upon completion of this offering.

    In February 1999, we issued to certain executive employees of Frontec AB options to purchase a total of 500,000 shares of our common stock, at an exercise price of $1.00 per share. Each of Olof Englund, Bengt Wallentin, Christer Wahlander, Goran Tuvsedt and Sune Fogelstrom was granted an option to purchase 100,000 shares of our common stock, and these option holders exercised all of their options on or before April 4, 2000.

    On March 12, 1999, we entered into a stock purchase and escrow agreement with Frontec AB, pursuant to which Frontec AB transferred to escrow 10,713,511 shares of our common stock. These escrowed shares were made available for grants to our employees, directors, consultants and other key persons provided that we purchased from Frontec AB any such shares for $.01 per share. As of December 31, 1999, 6,168,133 shares of restricted stock had been sold to certain of our officers and employees out of the escrowed shares, and we had paid Frontec AB of $61,681 for such shares. On January 1, 2000, we purchased the remaining 4,545,378 shares of common stock for use in future option grants to our employees from Frontec AB for $45,454 and terminated the escrow agreement.

    On October 27, 1999, we sold a convertible subordinated debenture to William Street Associates II, LLC. William Street Associates II, LLC paid us
$2.25 million for this convertible subordinated debenture, which was manditorily convertible on December 30, 1999 into 765,306 shares of our Series D convertible preferred stock. The sale of our Series D convertible preferred stock is described below.

    On October 27, 1999, in connection with the sale of the convertible subordinated debenture, we also issued to William Street Associates II, LLC a contingent warrant for the purchase of 393,750 shares of our common stock at a price of $1.00 per share. The terms of this contingent warrant were that it would only be exercisable if the issuance of the Series D convertible preferred stock did not occur on or before December 15, 1999, and the convertible subordinated debenture was not converted pursuant to its terms as of such date. We did not sell our Series D convertible preferred stock until December 30, 1999, and as a result, the contingent warrant became exercisable. This warrant expires on October 27, 2004.

    Effective September 2, 1999, certain of our officers and employees purchased escrowed shares pursuant to our stock incentive plan and individualized restricted stock agreements at a price of $1.00 per share. The officers and employees and the number of shares purchased by each are as follows: Gregory Cronin (2,768,421 shares); Stan F. Stoudenmire (274,125 shares); Jeffrey B. Cashman (830,525 shares); Mikael Ahlund (188,125 shares); Jon R. Kirkegaard (548,250 shares); and Paul R. Leiske (411,187 shares). Each officer and employee delivered to us a full recourse promissory note bearing a market rate of interest for the aggregate purchase price of the restricted stock and entered into restricted stock agreements that prohibit transfer of the shares prior to vesting and provides for forfeiture of any unvested shares upon termination of employment. The shares purchased generally vest over a four-year period immediately following the person's date of hire. Each purchasing officer and employee filed with the Internal Revenue Service an election to be taxed under
Section 83(b) of the Internal Revenue Code.

    On November 12, 1999, in connection with our entering into an equipment lease financing agreement, we issued to CommVest, LLC a warrant for the purchase of 150,000 shares of our common stock at a price of $1.00 per share. This warrant expires on November 12, 2004.

    Effective November 15, 1999, one of our officers and an employee purchased escrowed shares pursuant to our stock incentive plan and individualized restricted stock agreements at a price of $1.00 per share. Maurice A. Trebuchon, an officer, purchased 892,500 shares and Joseph Nentwig, an employee, purchased 255,000 shares. Both purchasers delivered to us a full recourse promissory note bearing a market rate of interest for the aggregate purchase price of the restricted stock and entered into restricted stock agreements that prohibit transfer of the shares prior to vesting and provides for forfeiture of any unvested shares upon termination of employment. The shares purchased generally vest over a four-year period immediately following the person's date of hire. Both purchasers filed with the Internal Revenue Service an election to be taxed under Section 83(b) of the Internal Revenue Code.

    On November 26, 1999, in connection with our entering into a line of credit agreement, we issued to Imperial Bancorp a warrant for the purchase of 52,000 shares of our common stock at a price of $2.94 per share. This warrant expires on November 26, 2006.

    On December 30, 1999, we sold an aggregate of 9,801,020 shares of Series D convertible preferred stock at a price of $2.94 per share. BCI Growth V, L.P. and its affiliate BCI Investors, LLC, purchased a total of 3,401,361 of the shares of our Series D convertible preferred stock at an aggregate purchase price of $10.0 million. The Beacon Group III--Focus Value Fund, L.P. purchased a total of 2,380,952 shares of our Series D convertible preferred stock at an aggregate purchase price of $7.0 million. BancBoston Capital, Inc. purchased a total of 2,380,952 shares of our Series D convertible preferred stock at an aggregate purchase price of $7.0 million. CommVest Partners I Company purchased a total of 170,068 shares of Series D convertible preferred stock at an aggregate purchase price of $500,000. William Street Associates II, LLC, purchased a total of 935,374 shares of our Series D convertible preferred stock by converting the convertible subordinated debenture described above and by paying us an additional cash purchase price of $500,000. The total purchase price paid by William Street Associates II, LLC was $2.75 million. Battery Ventures IV, L.P. and its affiliate, Battery Investment Partners IV, LLC purchased a total 340,136 shares of Series D convertible preferred stock at an aggregate purchase price of $1.0 million. One of our underwriters in this offering, Chase Securities Inc., also served as placement agent for the private placement of our Series D convertible preferred stock and received compensation in the amount of $1.66 million in cash and 192,177 shares of our Series D convertible preferred stock.

    On February 3, 2000, we completed the acquisition of Nexstep, Inc., a software development enterprise based in Plano, Texas, which focuses on visibility fulfillment solutions for Internet retail organizations. The aggregate consideration of approximately $10.1 million was paid by the issuance of 2,002,000 shares of our common stock and cash of approximately $4.2 million. Our board of directors determined the fair value of the common stock issued as part of the consideration to be $2.94 per share; based on recent sales of our convertible preferred stock for cash to third-party investors.

    Effective March 23, 2000, Daniel Basmajian, an employee, purchased 212,500 escrowed shares pursuant to our stock incentive plan and a restricted stock agreement at a price of $2.94 per share. Mr. Basmajian delivered to us a full recourse promissory note bearing a market rate of interest for the aggregate purchase price of the restricted stock and entered into a restricted stock agreement that prohibits transfer of the shares prior to vesting and provides for forfeiture of any unvested shares upon termination of employment. The shares purchased generally vest over a four-year period immediately following the person's date of hire. Mr. Basmajian has filed with the Internal Revenue Service an election to be taxed under Section 83(b) of the Internal Revenue Code.

    On March 29, 2000, we sold an additional 662,653 shares of our Series D convertible preferred stock at $2.94 per share to certain of our executive officers and key employees. Gregory Cronin, our Chairman, Chief Executive Officer and President, paid a total purchase price of $300,000 and purchased 102,041 shares of our Series D convertible preferred stock. Maurice A. Trebuchon, our Chief Operating Officer, paid a total purchase price of $200,000 and purchased 68,027 shares of our Series D convertible preferred stock. Stan F. Stoudenmire, our Senior Vice President and Chief Financial Officer, paid a total purchase price of $70,000 and purchased 23,810 shares of our Series D convertible preferred stock. Michael Lantz, our former Managing Director of EMEA, paid a total purchase price of $88,000 and purchased 30,000 shares of our Series D convertible preferred stock. Anders Berglund, our Managing Director of Asia/ Pacific, paid a total purchase price of $400,000 and purchased 136,054 shares of Series D convertible preferred stock. Christer Wahlander, our Chief Technology Officer, paid a total purchase price of $294,000 and purchased 100,000 shares of our Series D convertible preferred stock. Paul R. Leiske, our Senior Vice President of Global Customer Services, paid a total purchase price of $170,000 and purchased 58,163 shares of our Series D convertible preferred stock. Jeffrey B. Cashman, our Senior Vice President of Global Marketing and Business Development, paid a total purchase price of $425,000 and purchased 144,558 shares of our Series D convertible preferred stock.

    On April 18, 2000, we sold an aggregate of 2,520,261 shares of our Series E convertible preferred stock at a price of $6.17 per share. Deutsche Post International B.V. purchased a total of 716,370 shares of our Series E convertible preferred stock at an aggregate purchase price of $4.42 million. DHL

International Limited purchased a total of 810,373 shares of our Series E convertible preferred stock at an aggregate purchase price of $5.0 million. Marconi Capital Limited purchased a total of 486,224 shares of our Series E convertible preferred stock at an aggregate purchase price of $3.0 million. Sing Tel Ventures (Singapore) Pte Ltd. purchased a total of 486,224 shares of Series E convertible preferred stock at an aggregate purchase price of $3.0 million. B2B Capital II, LLC purchased a total of 21,070 shares of our Series E convertible preferred stock at an aggregate purchase price of $130,000.

    On June 21, 2000 we completed the acquisition of Electronic Data Transfer, SA, an EDI solutions provider for supply chains and a reseller of our AMTrix product based in Grenoble, France. The consideration to be paid for the acquisition of EDT consists of both cash and shares of our common stock. The total cash consideration due the shareholders of EDT is $1.0 million, half of which was paid at the closing, and the other half which is to be paid on December 31, 2000. In addition to the cash consideration, the shareholder of EDT will be issued shares of our common stock on December 31, 2000 and December 31, 2001. The aggregate number of shares of our common stock to be issued to EDT's shareholders is determined by the value of our common stock during December 2000 and December 2001, and the maximum aggregate number of shares of our common stock issuable to the shareholders of EDT is 1,012,966. The issuance of the shares of our common stock on each of December 31, 2000 and December 31, 2001 is contingent upon the continued employment and services of certain of EDT's shareholders. The EDT acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition.

    On June 22, 2000, we sold an aggregate of 1,487,805 shares of our Series E convertible preferred stock at a price of $6.17 per share. SK Global America, Inc. purchased a total of 324,150 shares of our Series E convertible preferred stock at an aggregate purchase price of $2.0 million. BCI Growth V, L.P. and its affiliate BCI Investors, LLC, purchased a total of 194,490 of the shares of our Series E convertible preferred stock at an aggregate purchase price of $1.2 million. Battery Ventures IV, L.P. and its affiliate, Battery Investment Partners IV, LLC purchased a total 194,489 shares of Series E convertible preferred stock at an aggregate purchase price of $1.2 million. J&M Venture Capital, LLC purchased a total 175,000 shares of our Series E convertible preferred stock at an aggregate purchase price of $1.08 million. Beacon Group III--Focus Value Fund, L.P. purchased a total of 81,037 shares of our Series E convertible preferred stock at an aggregate purchase price of $500,000. Sands Brothers Venture Capital, LLC and its affiliates, 280 Ventures LLC, SB Content Associates LLC, and SB Synchronized Associates LLC purchased a total of 518,639 shares of our Series E convertible preferred stock at an aggregate purchase price of $3.2 million.

    On July 31, 2000 we completed the acquisition of SC21 Pte, Ltd., a software development enterprise based in Singapore that provides supply web visibility solutions for small to medium sized companies. The consideration to be paid for the acquisition of SC21 consists of both cash and shares of our common stock. At the closing, we issued 750,000 shares of our common stock to the shareholders of SC21, and paid them $1.0 million in cash. If all contingencies are met during the 17 month period following the closing, we will be obligated to issue to the shareholders of SC21 up to 450,000 additional shares of our common stock, and pay an additional $4.0 million in cash. The issuance of the additional shares of our common stock and payment of $2.0 million of the additional cash consideration is contingent upon the continued employment and services of certain of the shareholders of SC21. In addition, Nanyang Technical University (Singapore) had rights to certain of SC21's assets, and at the closing of the acquisition of SC21 we paid Nanyang Technical University (Singapore) $182,672 in satisfaction and extinguishment of those rights. The SC21 acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition.

    We currently have 14,713,511 shares of our common stock reserved for issuance upon exercise of stock options, and we have granted a total of 5,213,890 options outstanding for the purchase of our common stock to employees and other key persons.

    Each of the sales of the above securities was exempt from registration under
Section 5 of the Securities Act in reliance upon Section 4(2) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about us.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                              DESCRIPTION
-------                     ------------------------------------------------------------
 1.1*                       Form of Underwriting Agreement.

 2.1                        Agreement and Plan of Merger between and among Viewlocity,
                            Inc., Nexstep Acquisition Corp., Nexstep, Inc., L. Michael
                            Handley and Mohamed Y. Amer dated January 21, 2000.**

 2.2                        Acquisition of Shares Agreement, dated May 19, 2000, between the Registrant, Salem Bin Mohamed Ibrahim, Teo Keng Leng,
                            Robert Ben Roque Trindade Menezes de Souza, SC21 Options
                            Pte. Ltd. and SC21 Pte. Ltd.**

 2.3                        English Translation of Sale and Purchase Agreement and
                            Statements and Guaranty of Assets and Liabilities dated
                            June 21, 2000 by and between Viewlocity, Inc., Viewlocity
                            Holding France SARL, EDT, S.A., and the shareholders of EDT,
                            S.A.

 3.1*                       Amended and Restated Certificate of Incorporation of the
                            Registrant.

 3.2*                       Amended and Restated Bylaws of the Registrant.

 4.1                        See Exhibits 3.1 and 3.2 for provisions of the Amended and
                            Restated Certificate of Incorporation and Amended and
                            Restated Bylaws of the Registrant defining rights of the
                            holders of common stock of the Registrant.

 4.2*                       Specimen Stock Certificate.

 5.1*                       Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
                            Registrant, as to the legality of the shares being
                            registered.

 10.1                       Office Lease Agreement by and between EOP--Buckhead, L.L.C.
                            and the Registrant, dated November 5, 1999.

 10.2                       First Amendment to Office Lease Agreement by and between
                            EOP--Buckhead, L.L.C., and the Registrant, dated November 5,
                            1999.

 10.3                       English Translation of Lease Agreement by and between FAB
                            FISKETORGETgm MALAERTORNET AB and Frontec AMT AB, dated
                            October 1, 1999.

 10.4                       Lease Agreement between CPL Alexandra Point Pte Ltd. and
                            Viewlocity Asia Pacific Pte Ltd., dated October 28, 1999.

 10.5                       Assignment of Lease Agreement between Aspect
                            Telecommunications Limited and Frontec (UK) Limited, dated
                            December 18, 1998.

 10.6                       Sublease Agreement dated as of May 8, 2000 between Zurn
                            Industries, Inc. and the Registrant.

EXHIBIT
NUMBER                                              DESCRIPTION
-------                     ------------------------------------------------------------
 10.7*                      Amended and Restated Stock Incentive Plan of the Registrant.

 10.8*                      Employee Stock Purchase Plan of the Registrant.

 10.9                       Employment Agreement between the Registrant and Gregory
                            Cronin, dated March 3, 1999.

 10.10                      Employment Agreement between the Registrant and Stan F.
                            Stoudenmire, dated May 6, 1999.

 10.11                      Employment Agreement between the Registrant and Jeffrey B.
                            Cashman, dated March 19, 1999.

 10.12                      Employment Agreement between the Registrant and Paul R.
                            Leiske, dated March 25, 1999.

 10.13                      Employment Agreement between the Registrant and Maurice A.
                            Trebuchon, dated October 27, 1999.

 10.14                      Form of Restricted Stock Award Agreement between the
                            Registrant and certain of its executive officers.

 10.15                      Form of Promissory Note between the Registrant and certain of its executive officers.

 10.16                      Loan and Security Agreement, by and between Imperial Bank
                            and the Registrant, Frontec AMT, Inc. and Viewlocity AB,
                            dated November 26, 1999.

 10.17                      Series B Convertible Preferred Stock Purchase Warrant, dated
                            March 12, 1999, between the Registrant and Battery Ventures
                            IV, L.P.

 10.18                      Series B Convertible Preferred Stock Purchase Warrant, dated
                            March 12, 1999, between the Registrant and Battery
                            Investment Partners IV, LLC.

 10.19                      Series B Convertible Preferred Stock Purchase Warrant, dated
                            April 9, 1999, between the Registrant and Battery Ventures
                            IV, L.P.

 10.20                      Series B Convertible Preferred Stock Purchase Warrant, dated
                            April 9, 1999, between the Registrant and Battery Investment
                            Partners IV, LLC.

 10.21                      First Amendment to Series B Convertible Preferred Stock
                            Purchase Warrant, dated May 24, 2000, between the
                            Registrant and Battery Ventures IV, L.P.

 10.22                      First Amendment to Series B Convertible Preferred Stock
                            Purchase Warrant, dated May 24, 2000, between the
                            Registrant and Battery Investment Partners IV, LLC.

 10.23                      First Amendment to Series B Convertible Preferred Stock
                            Purchase Warrant, dated May 24, 2000, between the
                            Registrant and Battery Ventures IV, L.P.

 10.24                      First Amendment to Series B Convertible Preferred Stock
                            Purchase Warrant, dated May 24, 2000, between the
                            Registrant and Battery Investment Partners IV, LLC.

 10.25                      Letter Agreement, dated May 24, 2000, between the Registrant and Battery Ventures IV, L.P.

 10.26                      Letter Agreement, dated May 24, 2000, between the Registrant and Battery Investment Partners IV, LLC.

 10.27                      Letter Agreement, dated May 24, 2000, between the Registrant and Battery Ventures IV, L.P.

 10.28                      Letter Agreement, dated May 24, 2000, between the Registrant and Battery Investment Partners IV, LLC.

 10.29                      Contingent Warrant for Purchase of Common Shares, dated
                            October 27, 1999, between the Registrant and William Street
                            Associates II, LLC.

 10.30                      Warrant, dated November 12, 1999, between the Registrant and
                            CommVest, LLC.

EXHIBIT
NUMBER                                              DESCRIPTION
-------                     ------------------------------------------------------------
 10.31                      Warrant to Purchase Stock, dated November 26, 1999, between the Registrant and Imperial Bancorp.

 10.32                      Third Amended and Restated Registration Rights Agreement,
                            dated June 22, 2000, between the Registrant and the parties named therein.

 10.33                      Form of Indemnification Agreement to be entered into between the Registrant and each of its executive officers and
                            directors.

 10.34                      Stock Contribution Agreement dated February 23, 1999, by and between Frontec AB and Arctic, Inc.

 21.1                       List of Subsidiaries.

 23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.2 Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.3*                      Consent of Morris, Manning & Martin, L.L.P. (included in
                            Exhibit 5.1).

 24.1                       Powers of Attorney (included on signature page).

 27.1                       Financial Data Schedule (for SEC use only).

------------------------

*   To be filed by amendment

** The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request, as provided in Item 601(b)(2) of Regulation S-K.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 11th day of August, 2000.

                                                       VIEWLOCITY, INC.

                                                       BY:  /S/ GREGORY CRONIN
                                                            -----------------------------------------
                                                            Gregory Cronin
                                                            PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                            CHAIRMAN OF THE BOARD

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory Cronin and Stan F. Stoudenmire, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----
                                                       President, Chief Executive
                 /s/ GREGORY CRONIN                      Officer and Chairman of the
     -------------------------------------------         Board (Principal Executive      August 11, 2000
                   Gregory Cronin                        Officer)

                                                       Senior Vice President and
               /s/ STAN F. STOUDENMIRE                   Chief Financial Officer
     -------------------------------------------         (Principal Financial and        August 11, 2000
                 Stan F. Stoudenmire                     Accounting Officer)

                  /s/ LEO APOTHEKER                    Director
     -------------------------------------------                                         August 11, 2000
                    Leo Apotheker

                /s/ WILLIAM M. STUEK                   Director
     -------------------------------------------                                         August 11, 2000
                  William M. Stuek

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----
                  /s/ OLOF ENGLUND                     Director
     -------------------------------------------                                         August 11, 2000
                    Olof Englund

                /s/ MARK E. HASTINGS                   Director
     -------------------------------------------                                         August 11, 2000
                  Mark E. Hastings

                 /s/ SCOTT R. TOBIN                    Director
     -------------------------------------------                                         August 11, 2000
                   Scott R. Tobin